2024 ANNUAL REPORT



Clear the way for care.

COMPANY PROFILE

We are a trusted partner to more than 1,500 healthcare organizations with a broad range of technology-first solutions that address the unique needs and challenges of diverse communities, promoting equitable access to quality care and fostering positive outcomes. TruBridge has over four decades of experience in connecting providers, patients and communities with innovative data-driven solutions that create real value by supporting both the financial and clinical side of healthcare delivery. Our industry leading HFMA Peer Reviewed® suite of revenue cycle management (RCM) offerings combine unparalleled visibility and transparency to enhance productivity and support the financial health of healthcare organizations across all care settings. We support efficient patient care with electronic health record (EHR) product offerings that successfully integrate data between care settings. Above all, we believe in the power of community and encourage collaboration, connection, and empowerment with our customers. We clear the way for care. For more information, please visit www.trubridge.com.

ANNUAL MEETING

The annual meeting of stockholders will be held Thursday, May 8, 2025, at 8:00 a.m. Central Time in a virtual format only via the internet at www.proxydocs.com/TBRG.

FINANCIAL HIGHLIGHTS

	Year Ended December 31,	
(In thousands, except per share data)	2024	2023
Revenues:		
Financial Health	$ 217,672	$ 192,325
Patient Care	124,974	143,630
Total revenues	342,646	335,955
Total costs of revenue (exclusive of amortization and depreciation)	168,531	175,868
Operating income (loss)	6,635	(46,084)
Total other expense	(16,839)	(11,776)
Loss before taxes	(10,204)	(57,860)
Provision (benefit) for income taxes	10,235	(9,426)
Net loss	$ (20,439)	$ (48,434)
Net loss per common share—basic and diluted	$ (1.38)	$ (3.34)
Weighted average shares outstanding		
Basic	14,300	14,187
Diluted	14,300	14,187

TruBridge®

TO OUR SHAREHOLDERS:

In 2024, TruBridge continued to move forward on our transformation journey, and we are proud to share our progress over the past year with our shareholders. Building upon our solid foundation, we continued to drive collaboration, innovation and growth and respond to both the opportunities and challenges of a dynamic healthcare market. Importantly, we advanced toward our goals of achieving sustainable growth and improved profitability as we pursued a strategic direction that we believe will position TruBridge for future success. Throughout over four decades in the healthcare technology business, we have remained steadfast in our mission to connect providers and patients in small and rural communities with innovative solutions that create value by supporting both the financial and clinical side of healthcare delivery. Today, we are proud to be a trusted partner to more than 1,500 healthcare organizations, working together to address the unique needs and challenges of diverse communities, promoting equitable access to quality care and fostering positive outcomes. With solid execution, in 2024 we affirmed our position as a leader in shaping the future of community healthcare.

In line with our official corporate rebranding in early 2024, in the second quarter we consolidated our diverse portfolio of solutions into two business units representing the TruBridge brand. Financial Health represents the previous Revenue Cycle Management (RCM) business segment, and Patient Care represents the previous Electronic Health Record (EHR) business segment, which includes our patient engagement business.

Our financial performance for the year reflects the positive impact of our more focused marketing strategy. Total new bookings for 2024 were $82.1 million compared with $80.2 million in 2023. For the year, total revenues were $342.6 million, compared with $336.0 million for the prior year. Results for 2024 include the divestiture of the American HealthTech, Inc. (AHT) post-acute care EHR business and the discontinuation of the Centriq product. Revenues for our Financial Health business unit were $217.7 million, up 13 percent over the prior year, driven by solid organic growth and the contribution from Viewgol, our India-based offshore provider of ambulatory RCM analytics and complementary outsourcing services. Patient Care revenue was $125.0 million compared with $143.6 million for the prior year and reflects the impact of the AHT divestiture and the sunset of Centriq. As a result of our focus on operating efficiency and prudent cost management, cash flow from operations improved to $32.1 million compared with $1.1 million 2023. We ended the year with a solid financial position, with $12.3 million in cash and cash equivalents on our balance sheet compared with $3.8 million at the end of 2023. We also continued to pay down our debt in 2024, reducing our leverage ratio from 4X a year ago to approximately 3X at the end of 2024.

Financial Health accounted for 63.5 percent of our revenues for the year, and we are laser focused on continued growth and client retention for this business unit. Our industry-leading HFMA Peer Reviewed® suite of RCM offerings is the key driver of our future growth, combining unparalleled visibility and transparency to enhance productivity and support the financial health of healthcare organizations across all care settings. We are expanding our sales and marketing teams to align with our growth objectives and provide more consistent bookings and improved win rates. We have also extended our market reach to 100-400 bed hospitals and will continue to identify opportunities for supporting this market segment. As more healthcare organizations look to outsource their RCM process, TruBridge is a trusted name and a leading provider with innovative solutions that encompass billing and invoicing, claims management, contract management, denial management, medical claims clearinghouse, patient access, and revenue cycle analysis and assessment. Importantly, our clients enjoy the flexibility to customize RCM solutions to their unique needs and goals, a key differentiator for TruBridge.

Through our Patient Care business unit, we support efficient patient care with EHR product offerings that successfully integrate data between care settings. In addition, our patient engagement solution allows patients to securely access their data from anywhere via mobile device or desktop, providing valuable insights into their health status and the ability to collaborate with providers. Our client retention rate for our flagship EHR product was approximately 97.3 percent in 2024, excluding Centriq, and we have a dedicated team that is committed to delivering a high level of support that ensures strong client retention. We are also focused on converting more of our EHR customer base from a traditional license model to a Software as a Service (SaaS) model, adding a higher percentage of recurring revenues to our top-line mix and providing greater future revenue visibility. We believe we have additional opportunities within our core EHR base for cross-selling RCM and other TruBridge offerings. We continued to gain traction with our nTrust offering, a fully integrated RCM and EHR solution, signing 24 new nTrust deals in 2024 compared with 18 deals the prior year, and are excited about the opportunities to expand our market reach.

In 2024, we made significant progress expanding our global workforce, reflecting initial success from the integration of our 2023 acquisition of Viewgol. Having this direct offshore presence supports our objective to ensure our RCM offerings remain affordable, profitable, and scalable. In addition to the cost benefits and operating synergies for TruBridge, having our own globalized workforce ensures a more consistent level of support, which is critical to maintaining the same high quality of service our clients expect from TruBridge. We have been proactive in leveraging Viewgol's extensive experience and best-in-class support to ensure a positive and consistent client experience as we ramp up our global capacity. At the end of 2024, more than 30 percent of our Financial Health Complete Business Office (CBO) client base were supported by our team in India, and we expect to double that to 60 percent by the end of 2025. To accommodate the increased customer transitions, we intend to expand our India-based workforce from over 500 employees at the end of 2024 to nearly 700 employees at the end of this year.

TruBridge has a long history of delivering best-in-class solutions to our customers, and we continue to invest in our capabilities and functionality with innovative software enhancements that add value to our clients. At our annual user conference in May 2024, we officially launched our TruBridge Analytics Suite that allows our clients to leverage their own data and create actionable insights specific to their operations. We also announced plans for future investments in generative Artificial Intelligence (AI) to drive efficiency for healthcare providers with innovations in messaging workflow automation and process improvement. We announced a strategic partnership with Multiview Financial Software (Multiview) to begin offering Multiview's cloud-based enterprise resource planning (ERP) software as the preferred financial management solution for our clients. Providing new enhancements and leveraging strategic partnerships confirm our ongoing commitment to deliver innovative solutions that support healthcare providers by driving improved financial health and more efficient care delivery.

Over the past year, we have made significant changes to our operational structure including important new leadership roles. In line with our strategy to streamline our organization, we elevated the two primary business units with the respective leadership now reporting directly to the Chief Executive Officer, providing them with greater autonomy and responsibility to achieve our goals and vision. In conjunction with this move, David Dye retired from his role as the Company's Chief Operating Officer, effective December 31, 2024, at which time we eliminated that position. David will serve the remainder of his term as a director through completion in 2026. David has been a dedicated leader for TruBridge for the past 34 years and has played a pivotal role in our growth and success, having held many roles in the past, including Chairman of the Board of Directors, Chief Growth Officer, President and Chief Executive Officer, and Chief Financial Officer. We are extremely grateful for his outstanding service and will continue to benefit from his experience and deep knowledge of our operations.

In January 2025, Merideth Wilson joined the Company as our new Financial Health General Manager, bringing 25 years of healthcare technology leadership experience to this important senior role. She is an accomplished healthcare technology executive with extensive experience driving RCM technology solutions and services and brings valuable insight for executing a global workforce strategy. Serving as General Manager of our Patient Care business unit is David Harse, a 20-year industry veteran who joined us from Cerner in 2022. We are confident both David and Merideth have the right industry knowledge and a proven ability to drive transformational business growth and achieve our objectives.

As a public company, one of our primary objectives is to maintain a strong and engaged Board of Directors to support our operational effectiveness and long-term strategy. To that end, we have added individuals with strong leadership experience and diverse skills to strengthen our capabilities as a group. In October 2024, we welcomed Amy O'Keefe, Chief Financial Officer of Avaya, as an independent director. Amy's deep financial experience and public company leadership spanning over three decades will be invaluable as we execute our growth strategy and build long-term value for our shareholders. Amy replaced Denise Warren, who stepped down to assume the role of Chairperson for Brookdale Senior Living. We are extremely grateful to Denise for her service and dedication, providing strategic insight and thoughtful guidance since joining the TruBridge Board of Directors in 2017. Charlie Huffman also retired from the Board of Directors in 2024, following 20 years of dedicated service including serving as Lead Director from 2017 to 2019. His financial expertise was invaluable to the Company during his tenure.

We also appointed two additional independent directors, increasing the size of the Board from seven to nine directors, seven of whom are independent. Jerry Canada, former Group President of the Healthcare Group of Harris Computer, a subsidiary of Constellation Software, and Andris (Dris) Upitis, Head of Ocho Investments LLC, joined the TruBridge Board, effective February 11, 2025. We believe Jerry's healthcare software and revenue cycle experience and Dris' financial markets and capital allocation experience will complement the great work of our other members. We look forward to the contributions of our new Board members and are confident they will play a pivotal role as we continue to advance on our transformation journey. Additionally, we took steps to declassify the Board such that all directors will be elected for a one-year term beginning at the 2026 annual stockholders' meeting.

Looking ahead to 2025, we intend to build on our success in 2024 and execute our strategy to drive sustainable growth and pursue operational excellence. TruBridge has a strong value proposition, and we will continue to leverage our experience and expertise to extend our market reach. Our top priorities are centered on organic growth and increased profitability, with a relentless focus on improving customer satisfaction and retention and ensuring we have the right teams in place, including utilizing our offshore assets, to support our valued clients. We recognize our important role as a leading healthcare solutions company and will continue to create opportunities that promote more efficient delivery and equitable access to healthcare for all. We are especially grateful for the support of our global workforce of over 3,000 people who share our commitment and represent the best of TruBridge in the marketplace. Together, with our capable leadership team and dedicated Board of Directors, we will continue to **Clear the Way for Care** and deliver greater value for the communities we serve and our shareholders.

Sincerely,

Chris L. Fowler
President and Chief Executive Officer

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

    FOR THE FISCAL YEAR ENDED December 31, 2024

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

    FOR THE TRANSITION PERIOD FROM _____ TO _____.

Commission file number: 001-41992

TruBridge, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**74-3032373**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
54 St. Emanuel Street, Mobile, Alabama	**36602**
(Address of Principal Executive Offices)	(Zip Code)

(251) 639-8100
(Registrant's telephone number, including area code)
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Common Stock, par value $.001 per share	TBRG	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☒
Emerging Growth Company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control of financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statement of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of common stock held by non-affiliates of the registrant at June 30, 2024 was $122,374,680.

As of March 12, 2025, the registrant had outstanding 14,870,198 shares of its common stock.

DOCUMENTS INCORPORATED BY REFERENCE IN THIS FORM 10-K:

Portions of the definitive Proxy Statement for the 2025 Annual Meeting of Stockholders are incorporated by reference into Part III of this report to the extent described herein.

TABLE OF CONTENTS

PART IV

*   Portions of the definitive Proxy Statement for the 2025 Annual Meeting of Stockholders are incorporated by reference into Part III of this report to the extent described herein.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified generally by the use of forward-looking terminology and words such as "expects," "anticipates," "estimates," "believes," "predicts," "intends," "plans," "potential," "may," "continue," "should," "will" and words of comparable meaning. Without limiting the generality of the preceding statement, all statements in this Annual Report relating to estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates and future financial results are forward-looking statements. We caution investors that any such forward-looking statements are only predictions and are not guarantees of future performance. Certain risks, uncertainties and other factors may cause actual results to differ materially from those projected in the forward-looking statements. The following is a summary of the principal risks that could adversely affect our business, financial condition, results of operations and cash flows.

Risks Related to Our Industry
- saturation of our target market and hospital consolidations;
- unfavorable economic or market conditions that may cause a decline in spending for information technology and services;
- significant legislative and regulatory uncertainty in the healthcare industry;
- exposure to liability for failure to comply with regulatory requirements;

Risks Related to Our Business
- transition to a subscription-based recurring revenue model and modernization of our technology;
- competition with companies that have greater financial, technical and marketing resources than we have;
- potential future acquisitions that may be expensive, time consuming, and subject to other inherent risks;
- our ability to attract and retain qualified personnel in a global workforce;
- disruption from periodic restructuring of our sales force;
- slower than anticipated development of the market for Financial Health services;
- our potential inability to manage our growth in the new markets we may enter;
- our potential failure to effectively implement a new enterprise resource planning software solution;
- exposure to numerous and often conflicting laws, regulations, policies, standards or other requirements through our domestic and international business activities;
- potential litigation against us and investigations;
- our use of offshore third-party resources;
- competitive and litigation risk related to the use of artificial intelligence;

Risks Related to Our Products and Services
- potential failure to develop new products or enhance current products that keep pace with market demands;
- exposure to claims if our products fail to provide accurate and timely information for clinical decision-making;
- exposure to claims for breaches of security and viruses in our systems;
- undetected errors or problems in new products or enhancements;
- our potential inability to convince customers to migrate to current or future releases of our products;
- failure to maintain our margins and service rates;
- increase in the percentage of total revenues represented by service revenues, which have lower margins;
- exposure to liability in the event we provide inaccurate claims data to payors;
- exposure to liability claims arising out of the licensing of our software and provision of services;
- dependence on licenses of rights, products and services from third parties;
- a failure to protect our intellectual property rights;
- exposure to significant license fees or damages for intellectual property infringement;
- service interruptions resulting from loss of power and/or telecommunications capabilities;

Risks Related to Our Indebtedness
- our potential inability to secure additional financing on favorable terms to meet our future capital needs;
- substantial indebtedness that may adversely affect our business operations;
- our ability to incur substantially more debt;
- pressures on cash flow to service our outstanding debt;
- restrictive terms of our credit agreement on our current and future operations;

Risks Related to Our Common Stock and Other General Risks
- changes in and interpretations of financial accounting matters that govern the measurement of our performance;
- the potential for our goodwill or intangible assets to become impaired;
- quarterly fluctuations in our financial results due to various factors;
- volatility in our stock price;
- failure to maintain effective internal control over financial reporting;
- inherent limitations in our internal control over financial reporting;
- vulnerability to significant damage from natural disasters;
- exposure to market risk related to interest rate changes;
- potential material adverse effects due to macroeconomic conditions;
- we do not anticipate paying dividends on our common stock; and
- actions of activist stockholders against us could be disruptive and costly, or potentially cause uncertainty about the strategic direction of our business.

For more information about the risks described above and other risks affecting us, see "Risk Factors" beginning on page 21 of this Annual Report. We also caution investors that the forward-looking information described herein represents our outlook only as of this date, and we undertake no obligation to update or revise any forward-looking statements to reflect events or developments after the date of this Annual Report.

PART I

ITEM 1.   BUSINESS

Overview

Founded in 1979, TruBridge, Inc. ("TruBridge" or the "Company") is a leading provider of healthcare solutions and services for community hospitals, their clinics and other healthcare systems. Previously named Computer Programs and Systems, Inc., the Company changed its name to TruBridge, Inc. on March 4, 2024 in a Company-wide rebranding and legal entity consolidation. TruBridge is a trusted partner to more than 1,500 healthcare organizations with a broad range of technology-first solutions that address the unique needs and challenges of diverse communities, promoting equitable access to quality care and fostering positive outcomes. TruBridge has over four decades of experience in connecting providers, patients and communities with innovative data-driven solutions that create real value by supporting both the financial and clinical side of healthcare delivery. Our industry leading HFMA Peer Reviewed® suite of revenue cycle management (RCM) offerings combine unparalleled visibility and transparency to enhance productivity and support the financial health of healthcare organizations across all care settings. We support efficient patient care with electronic health record (EHR) product offerings that successfully integrate data between care settings. Above all, we believe in the power of community and encourage collaboration, connection, and empowerment with our customers. We clear the way for care.

The Company's legal structure includes TruBridge, Inc., the parent company, with Viewgol, LLC ("Viewgol"), TruBridge Healthcare Private Limited, iNetXperts, Corp. d/b/a Get Real Health, Healthcare Resource Group, Inc. ("HRG"), Healthland Holding Inc. and Healthland, Inc. as its wholly-owned direct and indirect subsidiaries. The Company operates its business in two operating segments, which are also our reportable segments: Financial Health and Patient Care. These segments contribute towards the combined focus of improving the health of the communities we serve as follows:

- The Financial Health reporting segment focuses on providing a complete RCM solution for all care settings, regardless of their primary healthcare information solutions provider, along with business management, consulting, managed IT services, analytics and business intelligence.

- The Patient Care segment provides comprehensive acute care solutions and related services for community hospitals, and their physician clinics. The Patient Care segment also offers comprehensive patient engagement and empowerment technology solutions to improve patient outcomes and engagement strategies with care providers.

Our companies currently support community hospitals and other healthcare systems with a geographically diverse patient mix within the domestic community healthcare market. Our target market for our Financial Health and Patient Care solutions includes community hospitals with fewer than 400 acute care beds, and their clinics, as well as independent or small to medium sized chains of skilled nursing facilities. Approximately 97% of our acute care hospital Patient Care customer base is comprised of hospitals with fewer than 100 beds. During 2024, we generated revenues of $342.6 million from the sale of our products and services.

See Note 18 to the consolidated financial statements included herein for additional information on our two reportable segments.

Industry Dynamics

The healthcare industry is the largest industry in the United States economy, comprising approximately 17.6% of the U.S. gross domestic product in 2023 according to the Centers for Medicare and Medicaid Services ("CMS"). CMS estimates that national health spending is projected to grow at an average annual rate of 5.6% through 2032 and will reach $7.2 trillion in 2031.

Hospital expenditures grew by 10.4% to approximately $1.5 trillion in 2023, dramatically faster than the 3.2% growth rate in 2022. According to the American Hospital Association's *AHA Hospital Statistics, 2023 Edition*, there are approximately 4,600 community hospitals in the United States that are in our target market of hospitals with fewer than 400 beds, with approximately 3,000 of those having fewer than 100 acute care beds. In addition, there is a market of small specialty hospitals that focus on discrete medical areas such as surgery, rehabilitation and long-term acute care.

The healthcare industry is constantly challenged by changing economic dynamics, increased regulation and pressure to improve the quality of care. These factors create an environment of escalating costs of care which, because of their heavy reliance on Medicare and Medicaid programs, our hospital clients have limited ability to recover through reimbursement changes. However, we believe healthcare providers can successfully address these issues with the help of our advanced medical information systems, including our Financial Health solutions and our suite of complementary services. Specific examples of the challenges and opportunities facing healthcare providers include the following:

Changing Economic Dynamics

The healthcare industry is heavily influenced by legislative and regulatory initiatives of the federal and state governments. These initiatives have a particularly significant impact on our customer base, as community hospitals generate a significant portion of their revenues from beneficiaries of the Medicare and Medicaid programs. Consequently, even small changes in federal and state programs have a disproportionate effect on community hospitals as compared to larger facilities where greater portions of their revenues are generated from beneficiaries of private insurance programs.

Medicare and Medicaid funding and reimbursements fluctuate annually and, with projected growth in healthcare costs, will continue to be scrutinized as the federal and state governments attempt to control the costs and growth of the program. As the federal government seeks to further limit deficit spending in the future due to fiscal restraints, it will likely continue to place constraints on healthcare spending programs such as Medicare and Medicaid matching grants, which will place further cost pressures on hospitals and other healthcare providers. Further reductions in reimbursements from these programs could lead to hospitals postponing expenditures on information technology and may motivate hospitals to revisit long-held cost structures, which could positively impact demand for Financial Health solutions and services.

While legislative and regulatory initiatives are placing significant pressure on the related reimbursements, community hospitals are also faced with likely increased demand for Medicare and Medicaid services. Medicare Advantage enrollment in rural communities has grown by nearly 50% from 2019 through 2023. The challenges posed by this dual-threat are complicated by the shift away from volume-based reimbursement towards value-based reimbursement, linking reimbursement to quality measurements and outcomes. The increasing prevalence of high deductible health plans and value-based reimbursement models is transforming domestic healthcare delivery into a more patient-centric experience. This transformation brings about new and increased data needs, resulting in additional regulatory demands for data that patients find useful in decision-making. These new regulatory demands increase regulatory risks and compliance burdens for TruBridge and our clients, but also pose opportunities for TruBridge to provide additional value-added products and services to our target market.

To compete in the continually changing healthcare environment, providers are increasingly using technology in order to help maximize the efficiency of their business practices, to assist in enhancing patient care, and to maintain the privacy and security of patient information. Healthcare providers are placing increased demands on their information systems to accomplish these tasks. We believe that information systems must facilitate management of patient information across administrative, financial and clinical tasks and must also effectively interface with a variety of payor organizations within the increasingly complex reimbursement environment.

The American Recovery and Reinvestment Act of 2009

In 2009, the U.S. federal government enacted the American Recovery and Reinvestment Act (the "ARRA"), which included the Health Information Technology for Economic and Clinical Health Act ("HITECH"). HITECH authorized the EHR incentive program, which provided significant incentive funding to physicians and hospitals that have adopted and are appropriately using technology such as our EHR solutions. The end result of the ARRA has been to accelerate the adoption of EHR technology nationwide, significantly increasing industry-wide penetration rates and our penetration rates within our existing customer base for our current menu of applications. As a result, the revenue opportunities for new customer additions have greatly diminished, as have our opportunities for add-on sales to existing customers.

Continued Push for Improved Patient Care

With the increased pressure to improve the quality of healthcare and reduce costs, there is a general shift towards value-based reimbursement, which increases the demand for information technology solutions for clinical decision support. This migration toward clinical decision support solutions is further supported by the ARRA.

In the face of decreasing revenue and increasing pressure to improve patient care, healthcare providers are in need of management tools and related services that (1) increase efficiency in the delivery of healthcare services, (2) reduce medical errors, (3) effectively track the cost of delivering services so that those costs can be properly managed and (4) increase the speed and rate of reimbursement. A hospital's failure to adequately invest in a modern medical information system could result in fewer patient referrals, cost inefficiencies, lower than expected reimbursement, increased malpractice risk and possible regulatory infractions. Additionally, we believe that the industry will continue to increase its utilization of third party services that contribute to the achievement of these and other objectives necessary for success in the current environment. We believe these dynamics should allow for future revenue growth for both our information technology solutions and our complementary suite of services.

Strategy

Our primary objectives are to increase the market share of our Financial Health solutions and services, maintain a strong retention rate within our Patient Care client base while pursuing competitive and vulnerable Patient Care replacement opportunities, and further establish our position as a leading provider of patient engagement solutions. The acquisition of Viewgol in October 2023, which entity's operations are almost entirely focused on the ambulatory setting, creates additional market expansion opportunities, and diversifies our Financial Health business. These objectives are all in support of our corporate strategy, centered around the following components:

Core Growth

Our core growth initiatives include cross-selling Financial Health solutions and services into our existing sizeable Patient Care client base and expanding our Financial Health market share with sales to new community hospitals with less than 400 beds.

Over the course of our more than 45-year history, we have developed a significant customer base of community hospitals. This customer base is our most valuable asset, providing not only the critical mass necessary to scale our development, client support and service resources to meet the evolving needs of our customers, but also serving as fertile ground for our cross-selling efforts for additional value-added solutions and services. Our most significant cross-selling opportunities are in the Financial Health business, where we utilize our industry-leading Financial Health services and solutions to improve the financial health of our Patient Care clients by improving cash flow metrics in the face of the myriad cost and reimbursement challenges facing healthcare organizations. Our operational expertise and technology tools provide proven results in improving claim acceptance rates, accelerating payments from third party payors, and increasing private pay collections.

Margin Optimization

Margin optimization efforts support our core growth as we routinely seek, find, and execute on initiatives that modernize our business, increasing our efficiency and resulting in cost savings. These efforts allow us to reinvest in additional growth opportunities and enable better positioning on pricing flexibility.

Chief among our margin optimization initiatives are parallel work streams dedicated to

- Standardizing and Automating Workflows: We are improving efficiency and consistency across all operations by standardizing workflows and integrating automation to enhance our services' accuracy and speed.

- Leveraging Offshore Resources: We are strategically utilizing offshore talent to reduce costs and mitigate the risks associated with over-reliance on a single domestic talent pool. As we scale our global workforce management team, we also reduce our dependence on staffing partners. This gives us better control over maintaining high-quality service and ensures our standards are consistently met.

Digital Innovation

In addition to our core growth and margin optimization initiatives is a focus on identifying new innovation and larger adjacency opportunities, driven by demand for patient engagement, industry insights, reporting and analytics technology.

As today's patients and providers have a more collaborative approach to healthcare, our patient engagement offerings provide a secure ecosystem that supports home care, clinicians, and the patients they serve by providing tools and analytics to provide a complete view of patients' health and improve health outcomes. In addition to supporting improved care, our patient engagement platform provides financial benefits to providers and hospital systems through increased revenue opportunities and digital transformation of workflows to fill staffing gaps. This platform gives healthcare providers the insights and tools they need to provide efficient, cost-effective care as they collaborate with today's growing population of engaged patients.

Underpinning each of the three components to our strategy is a capital allocation strategy designed to afford the flexibility necessary to be adaptive and opportunistic with future investment decisions. Such flexibility is necessary if we are to continue to bring timely products and services to a rapidly changing healthcare landscape. We serve the needs of multiple stakeholder groups as customers benefit from the related products and services, our employees benefit from expanded opportunities for development, and our stockholders benefit from the increasing diversity in revenue sources.

Artificial Intelligence

We see both the value and risk of generative AI being leveraged in healthcare delivery and are committed to ensuring our client population is not left behind as this rapidly advancing technology is being implemented and adopted. We are active members of

TRAIN (Trustworthy and Responsible AI Network), representing our customers alongside large Integrated Delivery Networks ("IDN") and health systems to help shape the governance and controls to implement AI safely, as well as allowing us a broad view of what is happening in the arena of healthcare in order to keep pace with the developments. Within our innovation team, several pilots are unfolding to drive value for our clients out of this technology. We also have several strategic partners we are in discussions with to integrate their solutions into our ecosystem.

Our Products and Services

Financial Health

We offer Financial Health services which can be grouped into the following categories:

- Revenue Cycle Management ("RCM") Products. Our RCM solutions empower providers and caregivers in hospitals, healthcare systems, clinics and skilled nursing organizations to accelerate their revenue cycle through a suite of comprehensive, web-based solutions designed to improve financial operations and staff productivity and increase reimbursement. Our RCM products include the following offerings:

  ◦ Patient Liability Estimates. Improve patient satisfaction, maximize point-of-service collections, and equip staff with the ability to provide transparent pricing with the Patient Liability Estimate module.

  ◦ Eligibility Verification. Reduce claim denials and carrier rejections by performing on-demand eligibility look-ups, assuring the care provided is covered.

  ◦ Claim Scrubbing and Submission. A powerful claim management solution for submitting, validating, and processing a healthcare facility's claims with ease and with a high quality of edits.

  ◦ Remittance Management. Remittance advice can be effortlessly gathered and managed with the Electronic Remittance Advice Retrieval and Remittance Management modules, simplifying workflow and involvement.

  ◦ Denial/Audit Management. Equips healthcare facilities with the tools necessary to combat denied and audited claims, assisting organizations in recovering lost revenue.

  ◦ Contract Management. Allows healthcare facilities to take control over complex healthcare contracts by prospectively pricing every claim submitted to payers, retrospectively pricing every remittance to ensure proper payment was received, and modeling proposed contract terms during payer negotiations.

- RCM Services. Our RCM services span a healthcare enterprise's revenue cycle and provide clients with a strong alternative to in-house operations. These services leverage our deep service and technology experience and are designed to allow clients to streamline their administrative staffing while improving operational efficiencies. Our RCM services include the following service offerings: Accounts Receivable Management, Private Pay Service, Medical Coding, Revenue Cycle Consulting, and other additional Insurance and Patient Billing Services.

- Consulting and Business Management Services. Our consulting and business management services are designed to help healthcare organizations by assessing their needs, setting goals, and creating an action plan to achieve those goals, and, if needed, implementing the action plan. Many of our professional consultants have decades of experience and all are skilled in adopting new technologies, redesigning processes, educating staff, and providing interim or on-going management services. Our consulting and business management services include the following service offerings: Consulting, Business Intelligence, Staffing, and Administrative.

- Managed IT Services. Our managed IT services provide a range of services designed to meet the IT needs of community healthcare enterprises. The pace of technological change can be overwhelming. Our services allow clients to affordably maintain an advanced IT infrastructure, meet regulatory requirements, and reduce risk. Our managed IT services include the following service offerings: Cloud Services, Backup and Recovery, Collaboration and Connectivity, Security Services, Systems Management, and Help Desk.

- Encoder Solutions. Our encoder technology and services support the hospital, consulting and payer markets. Our encoder solution is known for its knowledge-based coding methodology, which presents coding guidance and references at the point of coding, helping to improve coding accuracy and productivity.

Patient Care

Acute Care Software Systems

We offer healthcare IT solutions designed to cater to the specific needs of community hospital organizations under the software solution platform TruBridge EHR.

TruBridge EHR

Within TruBridge EHR, we offer a full array of software applications using one fully integrated system designed to streamline the flow of information to the primary functional areas of community hospitals. We intend to continue to enhance our existing software applications and develop new applications as required by evolving industry standards and the changing needs of our clients. Pursuant to our client support agreements, we provide our clients with software enhancements and upgrades periodically on a when-and-if-available basis. See "Acute Care Support and Maintenance Services." These enhancements enable each client, regardless of its original installation date, to have the benefit of our most advanced products available. Our software applications within TruBridge EHR:

- provide automated processes that improve clinical workflow and support clinical decision-making;

- allow healthcare providers to efficiently input and easily access the most current patient medical data in order to improve quality of care and patient safety;

- integrate clinical, financial and patient information to promote efficient use of time and resources, while eliminating dependence on paper medical records;

- provide tools that permit healthcare organizations to analyze past performance, model new plans for the future and measure and monitor the effectiveness of those plans;

- provide for rapid and cost-effective implementation, whether through the installation of an in-house system or through our Software as a Service ("SaaS") services; and

- increase the flow of information by replacing centralized data over which there is limited control with broad-based, secure access by clinical and administrative personnel to data relevant to their functional areas.

Our software applications within Trubridge EHR are grouped for support purposes according to the following general functional categories described below:

- Patient Management. Our patient management software enables a hospital to identify a patient at any point in the healthcare delivery system and to collect and maintain patient information throughout the entire process of patient care on an enterprise-wide basis. Our applications also assist with patient support registration, patient accounting, and other functions related to record controls and data access management. The TruBridge EHR single database structure permits authorized hospital personnel to simultaneously access appropriate portions of a patient's record from any point on the system.

- Financial Accounting. Our financial accounting software provides a variety of business office applications designed to efficiently track and coordinate information needed for managerial decision-making, including accounts payable, budgeting, executive information system and other functions related to financial decision making.

- Clinical. Our clinical software automates record keeping and reporting for many clinical functions including laboratory, radiology, physical therapy, respiratory care and pharmacy. These products eliminate tedious paperwork, calculations and written documentation while allowing for easy retrieval of patient data and statistics.

- Patient Care. Our patient care applications allow hospitals to create computerized "patient files" in place of the traditional paper file systems. This software enables physicians, nurses and other hospital staff to improve the quality of patient care through increased access to patient information, assistance with projected care requirements and feedback regarding patient needs. Our software also addresses current safety initiatives in the healthcare industry such as the transition from written prescriptions and physician orders to computerized physician order entry.

- Enterprise Applications. We provide software applications that support the products described above and are useful to all areas of the hospital. These applications include: ad hoc reporting, automatic batch and real-time system backups, an integrated fax system, archival data repository, document scanning and Microsoft Office integration, and an Application Portal.

Centriq

Centriq is a web-based acute-care EHR platform. We discontinued support and services of the Centriq platform as of December 31, 2024 except for a few customers who have not migrated to another EHR platform. A majority of clients that used Centriq have already migrated to the TruBridge EHR platform.

Acute Care Support and Maintenance Services

After EHR installation, we provide software application support, hardware maintenance, continuing education and related services pursuant to a support agreement using our collaborative support model. The following services are provided to TruBridge EHR customers:

- Total System Support. We believe the quality of continuing customer support is one of the most critical considerations in the selection of an information system provider. We provide hardware, technical and software support for all aspects of our system, which gives us the flexibility to take the necessary course of action to resolve any issue. Unlike our competitors who use third-party services for hardware and software support, we provide a single, convenient and efficient resource for all of our customers' system support needs. In order to minimize the impact of a system problem, we train our customer service personnel to be technically proficient, courteous and prompt. Because a properly functioning information system is crucial to a hospital's operations, our support teams are available 24 hours per day to assist customers with any problem that may arise. Customers can also use the Internet to directly access our support system.

- National Client Conference. All of our customers have the opportunity to attend our annual National Client Conference. TruBridge hosts this conference to provide educational sessions, product demonstrations, and one-on-one time with application experts. The conference also allows important time for networking among customers and TruBridge staff across all business platforms.

- Continuing Education. Effective learning tools are a key factor in successful EHR adoption and allowing clients to get the most out of a software investment. Therefore, ongoing learning and training is a cornerstone to our "total solution" and a key competitive differentiator. Our ongoing learning and training offerings also address some of the unique needs of community hospitals - limited resources and staff with cross-department responsibilities and budget and time constraints - all of which require a customized approach to learning and training. To meet these needs, we offer customers online content that can be accessed at any time, scheduled online interactive classroom presentations, on-campus training at our facilities, educational sessions during user group conferences, and scheduled regional training sessions.

- Software Releases. We are committed to providing our customers with software and technology solutions that will continue to meet their information system needs. To accomplish this purpose, we continually work to enhance and improve our application programs and we provide software updates to customers at no additional cost. The benefit of these seamlessly integrated enhancements is that each customer, regardless of its original installation date, uses the most advanced software available. Through this process, we can keep our customers up-to-date with the latest operational innovations in the healthcare industry as well as with changing governmental regulatory requirements. Another benefit of this "one system" concept is that our customer service teams can be more effective in responding to customer needs because they maintain a complete understanding of and familiarity with the one system that all customers use.

  Purchasing a new information technology system requires the expenditure of a substantial amount of capital and other resources, and many customers are concerned that these systems will become obsolete as technology changes. Our periodic product updates eliminate our customers' concerns about system obsolescence. We believe providing this benefit is a strong incentive for potential customers to select our products over the products of our competitors.

- Hardware Replacement. As part of our general support agreements, we are also committed to promptly replacing malfunctioning system hardware in order to minimize the effect of operational interruptions. By offering replacements of all hardware used in our system, we believe we are better able to meet and address all of the information technology needs of our customers.

- Cloud Electronic Health Record (Cloud EHR). We offer Cloud EHR services to customers via remote access telecommunications. Cloud EHR is a SaaS configuration and is a monthly subscription to access and use application software maintained by TruBridge in a cloud environment. Under this configuration, a customer is able to obtain access to an advanced EHR without a significant initial capital outlay. We store and maintain all Cloud EHR customers' critical patient and administrative data.

- Forms and Supplies. In addition to our support services, we offer our customers the standard and customized forms that they need for their patient and financial records, as well as the supplies necessary to support the operation of their server and peripheral equipment. Furnishing these forms and supplies helps us to achieve our objective of being a one-source solution for a hospital's complete healthcare information system requirements.

- Public Cloud Infrastructure – In 2021, we formed a strategic partnership with Microsoft for Azure cloud hosting and infrastructure services, with the end-goal of migrating all existing internal and client data to Azure's public cloud and utilizing the related infrastructure solutions to enhance both internal and client-facing processes and services. The eventual migration to Azure, will benefit customers by removing the burden of maintaining their own on-premise infrastructure while the underlying applications will operate with higher availability and stability, reducing unexpected downtime. This modernized infrastructure will open the door to future innovations and data access as well.

- InstantPHR. Our interactive portal is designed to serve all patient populations and health organizations' needs. Ideal for chronic disease management, maintaining wellness goals, and meeting federal mandates, this solution is flexible enough to grow and change as industry trends dictate. InstantPHR can be integrated into nearly any existing EHR system to improve care and outcomes for individuals and professionals alike.

- CHBase™. This powerful tool funnels data from multiple sources into one platform. Patients have the ability to contribute data from their favorite apps and home health devices and combine it with clinical data from providers. This combined data can then be pulled into patient-oriented health applications or population health management and customer analytics. This process makes data comprehensive and relevant, thus maximizing its value to the entire care circle. Additionally, innovators have the capability to create, develop and connect other systems and applications through the CHBase APIs.

For additional details on our products, service, and support offerings, visit www.trubridge.com.

For the results of operations by segment, refer to Note 18 to the consolidated financial statements included herein.

Software Development

The healthcare information technology industry is characterized by rapid technological change requiring us to continually make investments to update, enhance and improve our products and services. Software development costs are accounted for in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, *Internal-Use Software*. Under ASC 350-40, software development costs related to preliminary project activities and post-implementation and maintenance activities are expensed as incurred. We capitalize direct costs related to application development activities that are probable to result in additional functionality, and these costs are amortized on a straight-line basis over five years. We test for impairment in the event of changes in circumstances that could impact recoverability.

Total product development expenses included in our consolidated results of operations were approximately $34.5 million, $37.2 million and $31.9 million during the years ended December 31, 2024, 2023 and 2022, respectively. We capitalized software development costs of approximately $17.1 million, $23.1 million and $19.1 million during the years ended December 31, 2024, 2023 and 2022, respectively.

See Note 5 to the consolidated financial statements included herein for additional information on software development costs.

Product Strategy

TruBridge has been actively refining its product and technology strategy by leveraging investments in market research, customer needs analysis, competitive insights, and roadmap evolution. This approach aims to upgrade and expand offerings to better align with customer needs within the community and specialty hospital markets.

Over the past year, TruBridge conducted two significant customer and product research projects. This research supports the growth and sustainability of our customer base by surrounding and complimenting the EHR and providing value added solutions based off of group purchasing pricing. Additionally, TruBridge has launched new offerings through partnerships in enterprise software solutions.

Our enterprise data and analytics offerings provide clients with advanced analytics and reporting capabilities to better manage hospital and clinic operations. Over the next several quarters, there will be continued efforts to optimize user workflows for clinical and financial solutions to improve the experience and help clients improve payer reimbursement through improved digital intake, inclusive of insurance discovery and coordination of benefits, and prior authorization, which are significant challenges within this market.

System Implementation and Training

Conversion Services. When a client purchases or leases one of our systems, we convert their existing data to the new system. Our knowledge of hospital data processing, in conjunction with extensive in-house technical expertise, allows us to accomplish this task in a cost effective manner. When we install a new system, the data conversion has already occurred so that the system is immediately operational. Our goal is for each client to be productive on day one in order to eliminate time and money wasted on the costly and inefficient task of maintaining the same data on parallel systems. Our services also relieve the hospital staff of the time-consuming burden of data conversion. The conversion process is the initial phase of our long-term partnership and overall client experience.

Training. In order to integrate the new system and to ensure its success, we spend approximately sixteen weeks providing individualized training remotely and on-site at the go-live. We provide hardware and software application training for all hospital users, including staff members and healthcare providers, during all hospital shifts. We employ nurses, medical technicians, and providers along with our technical training staff in order to help us communicate more effectively with our clients during the training process. This training phase is also part of the overall client experience that is provided to all of our clients.

Clients, Sales and Marketing

Target Markets

The target market for our Financial Health product and services extends beyond hospitals of less than 100 beds, where we have historically focused our Patient Care efforts. We are acutely focused on our vision of selling our Financial Health solution to both our existing customer base, as well as to the 4,600 hospitals of 400 beds or under in the United States.

Our strategy to grow our Financial Health business is centered around leveraging our established sales relationships within our substantial Patient Care customer base in order to cross sell Financial Health solutions and services. In addition, we target hospitals of 400 beds and under that use competitor EHRs and manage their Financial Health operations in-house. The hospitals are under increasing financial pressure caused by fluctuating patient volumes and increasing self-pay accounts. As we integrate solutions and capabilities from our acquisition of Viewgol, our goal in the ambulatory market is to grow market share in those specific specialties where we have demonstrated success, while building support of ambulatory needs for current clients.

A core initiative to our growth plan is to maintain a strong retention rate across our Patient Care base and pursue conservative growth of new Patient Care clients, as they are critical to driving cross-sales of our Financial Health solutions and services. We target hospitals under 100 beds in the United States that we believe are currently using a vendor that we have determined is vulnerable based on a variety of factors.

The target market for our Patient Care systems consists of community hospitals with fewer than 200 acute care beds, with a primary focus on hospitals with fewer than 100 acute care beds. In the United States, there are approximately 3,800 community hospitals with fewer than 200 acute care beds, with approximately 2,900 having fewer than 100 acute care beds. In addition, we market our products to small specialty hospitals in the United States that focus on discrete medical areas such as behavioral health, surgery, rehabilitation and long-term acute care. Approximately 98% of our existing acute care clients are hospitals with fewer than 100 acute care beds.

Our patient engagement efforts continue to focus on growing the number of registered patient users with existing clients in the international market while also continuing to grow through our Patient Care client base in the domestic market.

The following table presents our revenues generated from clients located within the U.S. ("Domestic") and all foreign countries, in total ("International").

| (In thousands) | Year ended December 31, | | |
	2024	2023	2022
Sales revenues:			
Domestic	$ 336,822	$ 329,568	$ 320,443
International[1]	5,824	6,387	6,205
	$ 342,646	$ 335,955	$ 326,648

[1] *International sales revenues are related to the Caribbean nation of St. Maarten, the islands of Turks and Caicos, the British Overseas Territory of Anguilla, Canada, England, Australia, the United Arab Emirates and the Netherlands.*

Sales Staff

We have dedicated sales organizations in both business units: Financial Health and Patient Care. Many of our sales personnel are hired from within the Company and have previous experience in client support roles. We believe this experience positions them to more effectively sell our products and services within our target markets. We have also added some talent from outside the Company, creating a depth of experience we believe will enhance the effectiveness of the teams. Our sales organizations are generally divided into four areas: sales management, new client sales, existing client sales and sales support staff. New client sales staff are typically organized based on geographic territories. Our sales representatives who sell to existing clients have assigned clients within their territory, which is also geographically based. Some sales representatives in our services areas are assigned specifically to cross-sell services into our Patient Care client base. A significant portion of the compensation for all sales personnel is commission based except for administrative support staff.

Marketing Strategy

Our marketing strategy positions TruBridge as a healthcare solutions company that supports providers in their efforts to deliver the best care possible for their communities. Through a suite of innovation products, collaborative services and tools, we help clients eliminate the financial and operational obstacles holding them back and lay the foundation for lasting success. We are a healthcare solutions company and we clear the way for care.

With regard to our Financial Health solutions, we will continue to leverage our proven track record of success in accounts receivable management and private pay collections for community healthcare providers. With the increasing complexity of reimbursement requirements and a global shift in healthcare towards an increase in patient financial responsibility, the ability of our services business to bring expertise and best practice operational efficiencies to bear is a significant competitive advantage. In consulting services, the added complexity brought about by the transition to the ICD-10 code set, a standard transaction code set for diagnostic purposes under HIPAA, has created a significant demand for our coding services. Our strategy is to cross sell our Financial Health solutions into our loyal Patient Care customer base as we prioritize strengthening our client relationships. At the same time, we target the 400 bed and less hospital market outside of our Patient Care client network, which hospitals have a need to improve revenue cycles and address staffing issues.

Our Patient Care software and services address providers across the care continuum, with a primary focus on the community healthcare market. Our ability to connect patients to care providers within their community and across communities through our own products and interoperability development, including our membership in the CommonWell Health Alliance, sets us apart from other competitors in our market. Our goal is to position ourselves as partners to community healthcare providers as they move to a more proactive care model based on the use of data analytics and patient engagement tools.

Our strategy to grow our patient engagement business is centered around leveraging our established customer relationships within our substantial partner ecosystem for continued sales around licensing and professional services. In addition, we target hospitals that use competitor EHRs, including upmarket larger hospitals and health systems that support multiple EHRs and data sources around affiliated providers and practices. A core initiative to our growth plan is to maintain a strong retention rate of this client base and pursue rapid growth of new clients.

Backlog

Backlog consists of revenues we reasonably expect to recognize over the next twelve months under existing contracts. The revenues to be recognized may relate to a combination of one-time fees for system sales and recurring fees for support and maintenance and RCM services. As of December 31, 2024, we had a twelve-month backlog of approximately $8 million in connection with non-recurring system sales and approximately $328 million in connection with recurring fees under support and maintenance and RCM services. As of December 31, 2023, we had a twelve-month backlog of approximately $9 million in connection with non-recurring system sales and approximately $328 million in connection with recurring fees under support and maintenance and RCM services.

Competition

The market for our products and services is competitive, and we expect additional competition from established and emerging companies in the future. Our market is characterized by rapidly changing technology, global shifts in the healthcare system, evolving user needs and impactful regulatory and reimbursement changes. We believe the principal competitive factors that hospitals, and clinics consider when choosing between us and our competitors are:

- perceived level of product and system security;

- product features, functionality and performance;

- range of services offered;

- level of client service and satisfaction;

- ease of integration and speed of implementation;

- product price;

- cost of services offered;

- results of services engagements;

- knowledge of the healthcare industry;

- training provided;

- sales and marketing efforts; and

- company reputation.

We believe that we compete favorably with our competitors on these factors. Our principal competitors for Financial Health solutions include RelayHealth Corp, SSI Group, LLC, Quadax Inc., Change Healthcare Holdings, Inc., Availity, LLC, Waystar Technologies, Inc., Experian, and Navicure, Inc. Our principal competitors in the business management, consulting and managed IT services market are Resolution Health, Inc., The Outsource Group Inc., Patient Focus, Inc., Xtend Healthcare Inc., Ensemble Health Partners, and nThrive, Inc. These companies all focus on providing services to the healthcare market, and the services they offer are comparable in scope to the competing services we offer. Secondary competitors in the Financial Health space include ARx LLC, Citadel Outsource Group LLC, Patient Matters, LLC, KIWI-TEK, LLC, and Aviacode Inc. The primary competitors for our encoder solutions include Solventum, Nuance and Optum.

Our principal competitors in the Patient Care market are Oracle Cerner Corporation, Medical Information Technology, Inc. ("Meditech"), and MEDHOST, Inc. These companies compete with us directly in our target market of small and midsize hospitals. They offer comparable products and systems that address the needs of hospitals in the markets we serve. Our secondary competitors in the Patient Care market include N. Harris Computer Corporation and Epic Systems Corporation. These companies are significantly larger than we are, and they typically sell their products and services to larger hospitals outside of our target market. However, they will sometimes compete with us directly or, more commonly, when a larger health system who uses a system from one of these companies will offer it to a smaller hospital as part of a merger or alliance. In the patient engagement market, our competitors include Relay Health, Get Well Network/Healthloop, Apollo Care Connect, Bridge Patient Portal, eClinicalWorks Patient Portal, Influence Health, and InteliChart

We also face competition from providers of practice management systems, general decision support and database systems and other segment-specific applications. Any of these companies as well as other technology or healthcare companies could decide at any time to specifically target hospitals within our target market.

Health Information Security and Privacy Practices

The Health Insurance Portability and Accountability Act ("HIPAA") is a federal law governing the use, disclosure, transmission and storage of certain individually identifiable health information, referred to as "protected health information," and was enacted for the purpose of, among other things, protecting the privacy and security of protected health information. As directed by HIPAA, the Department of Health and Human Services (the "DHHS") has promulgated standards and rules for certain electronic health transactions, code sets, data security, unique identification numbers and privacy of protected health information. HIPAA and the standards promulgated by DHHS apply to certain health plans, healthcare clearinghouses and healthcare providers (referred to as "covered entities"), which include virtually all of our clients. The Health Information Technology for Economic and Clinical Health Act ("HITECH") and its implementing regulations published in January 2013 significantly expand HIPAA by extending privacy and security standards to "business associates" of healthcare providers that are covered entities. Under HITECH, business associates are required to establish administrative, physical and technical safeguards and are subject to direct penalties for violations. Certain of our services frequently require us to act as a healthcare clearinghouse and/or a business associate to the healthcare providers that we serve. As a result, we are covered by the patient privacy and security standards of HIPAA and HITECH and subject to oversight by DHHS. We believe that we have taken all necessary steps to comply with HIPAA and HITECH, as they apply to us as a business associate, but it is important to note that DHHS could, at any time in the future, adopt new rules or modify existing rules in a manner that could require us to change our systems or operations.

Protecting individually identifiable health information and other sensitive data is a critical and essential function of TruBridge's operations and its software solutions. A variety of industry-standard approaches that meet or exceed regulatory requirements such as HIPAA and HITECH are employed. In order to avoid unauthorized access for the life span of this data, diverse methods of identification, authentication, authorization and encryption are utilized at various points throughout the operating system, application software and hardware. These methods and processes are shared amongst servers and other end-user devices and are complemented by change management processes and tools, which allow the software change control cycle to be a formal, defined process.

In addition to HIPAA and HITECH, many states have enacted patient confidentiality laws that protect against the unauthorized disclosure of confidential medical information, with many others adopting or considering further legislation in this area, including privacy safeguards, security standards, and data security breach notification requirements. Such state laws, if more stringent than HIPAA and HITECH requirements, are not preempted by the federal requirements, and we must comply with them even though they may be subject to different interpretations by various courts and other governmental authorities. For example, the California Confidentiality of Medical Information Act has several standards that go beyond those set forth under HIPAA and HITECH and their regulations.

Intellectual Property

We regard some aspects of our internal operations, software and documentation as proprietary, and rely primarily on a combination of contract and trade secret laws to protect our proprietary information. We believe, because of the rapid pace of technological change in the computer software industry, trade secret and copyright protection is less significant than factors such as the knowledge, ability and experience of our employees, frequent software product enhancements and the timeliness and quality of our support services. The source code for our proprietary software is protected as a trade secret. We enter into confidentiality or license agreements with our vendors, consultants and clients, and control access to and distribution of our software, documentation and other proprietary information. We cannot guarantee that these protections will be adequate or that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology.

The Company endeavors to protect its intellectual property rights and maintain certain trademarks, trade names, service marks and other intellectual property rights, including Clear the Way for Care, TruBridge, MyCareCorner, and others. Trademark and service mark registrations must generally be renewed every five to ten years and we renew the registration of trademarks that we deem to have continuing value to our business.

We do not believe our software products or other TruBridge proprietary rights infringe on the property rights of third parties. However, we cannot guarantee that third parties will not assert infringement claims against us with respect to current or future software products or that any such assertion may not require us to enter into royalty arrangements or result in costly litigation.

Human Capital

As of December 31, 2024, we had over 3,200 dedicated employees. While most of our workforce operates remotely, we also have a strong presence in our Alabama offices. We pride ourselves on maintaining excellent employee relations, with no collective bargaining agreements or labor union representations, and a history of smooth operations without work stoppages.

Our mission is to attract, develop, and retain top talent in order to deliver unparalleled service experiences. By enhancing the employee experience, we not only support our customers better but also safeguard the long-term interests of our stockholders. We are committed to fostering an engaged, purpose-driven culture where every employee has the opportunity to achieve professional success.

TeamIDEA

We are passionate about creating a welcoming and inclusive environment where everyone feels empowered to express their ideas and drive innovation. We actively promote a culture of respect and collaboration across our family of companies. Our values—collaborative, dependable, proactive, empathetic, and agile—guide us in achieving sustainable and meaningful growth.

Our TeamIDEA, established in 2020, continues to strengthen company-wide engagement on TeamIDEA initiatives. This employee-led council, with executive sponsorship, provides learning opportunities and helps identify areas for improvement. TeamIDEA's mission is to champion global understanding, enabling employee engagement and strong business performance.

Total Rewards

We offer competitive wages and comprehensive benefit, as well as wellness programs designed to meet the diverse needs of our employees. Our compensation program includes a mix of fixed and variable pay, such as base salary, bonuses, commissions, and merit increases. We also provide stock-based compensation to attract, retain, and motivate key leaders.

Our benefit and wellness programs focus on physical, emotional, financial, and social well-being. We offer a wide array of benefits, including comprehensive health and welfare insurances, a 401(k) plan with employer match, generous time-off policies, and more. Our Pay it Forward (Earned Time Off donation) program, launched in April 2023, has been a tremendous success, with 238 employees donating over 10,200 hours to support colleagues during personal or family medical crises.

Growth and Development

We are committed to the growth of our people by providing opportunities to cultivate talent, measure performance, and identify candidates for new roles. In 2023, we launched Accelerate 2.0, a customized Leadership Development program for 105 People Leaders. We also upgraded our content library, offering over 30,000 new modules from 150+ publishers, and improved our learning data accuracy through automation and governance revisions. On average, each employee completed 13 hours of training in 2024, covering topics such as leadership development, technical skills, and compliance.

Our performance architecture ties individual financial rewards to contributions towards our company's success. This includes setting goals, evaluating progress, and gaining feedback from leaders, promoting sustained evolution and retention of our talent base.

Employee Recruitment

Our talent philosophy focuses on developing talent from within while supplementing with external hires. This approach has deepened our understanding of our business and clients while welcoming new ideas. Our predominantly remote work environment supports diverse hiring and enhances team collaboration. The acquisition of Viewgol in 2023 will further diversify our talent sources and scale our people practices.

Communication and Engagement

To support our geographically diverse workforce, we use multiple communication modalities, including email, an employee hotline, and weekly all-employee communications. Monthly business updates encourage cross-functional collaboration and ensure consistent messaging across the company, improving employee engagement.

We routinely engage independent third parties to conduct cultural and employee engagement surveys. In 2024 the Listening Survey participation rate was 61% of the employee population.   Workplace Culture scored favorably with 75% of the respondents indicating they intend to stay at TruBridge and 69% of the respondents indicated they have a feeling of accomplishment with their work. Areas for opportunity included Career Development with 49% favorable score for Good Career Opportunities and 52% favorable scores for Growth and Development.

Global Workforce Integration

As part of our acquisition of Viewgol in October 2023, we expanded our global workforce to over 1,500 employees in India as of December 31, 2024. These employees primarily work remotely, with the majority based in the Mumbai area, supporting our Financial Health services clients.

We are making significant progress in the integration process, focusing on aligning the India workforce with our broader organizational structure. This involves standardizing reporting and business operations, and fostering cultural integration across regions. Our intent is to ensure that compensation and benefits packages are globally aligned while recognizing and adapting to the differences between the U.S. and Indian labor markets. To support employee retention and growth, we will offer professional development opportunities through the integration of our TruPortal platform and ongoing leadership programs designed to develop future leaders within the acquired team. We are also working to transition all employees to our current human resources information system in order to streamline and unify our global processes for greater organizational cohesion. Concurrently, we plan to partner with a global payroll vendor to ensure compliance, efficiency, and scalability for our expanding global workforce.

We are also continuing to drive initiatives that play a central role in supporting cultural integration. This year, we plan to provide enterprise-wide education that focuses on cultural competency, our continued globalization strategy, and promoting inclusivity across our workforce. Our intent is to build a unified corporate culture that supports TruBridge's broader workforce globalization objectives.

Material Government Regulations

Our business operations are subject to various federal, state and international laws, and our products and services are governed by a number of rules and regulations. For example, we are affected by the following regulations:

- As discussed above, HIPAA, HITECH and state-specific security and privacy standards affect our claims transmission services, since those services must be structured and provided in a way that supports our clients' compliance obligations.

- The United States Food and Drug Administration (the "FDA") has determined that certain of our solutions, such as our ImageLink® and Blood Administration products, are medical devices that are actively regulated under the Federal Food, Drug and Cosmetic Act, as amended.

- The use of our solutions by physicians for electronic prescribing and electronic routing of prescriptions via the Surescripts network to pharmacies is governed by federal and state laws. States have differing regulations that govern the electronic transmission of certain prescriptions and prescription requirements.

- The federal Anti-Kickback Statute ("AKS") (See 42 U.S.C. § 1320a-7b) is a criminal statute that prohibits the exchange (or offer to exchange), of anything of value, in an effort to induce (or reward) the referral of business reimbursable by federal health care programs. The CMS has stated that kickbacks have led to overutilization and increased costs of healthcare services, corruption of medical decision making, steering patients away from valid services or therapies and unfair, non-competitive service delivery. Certain of our products and services may be reimbursed by federal healthcare programs such that referrals of business for such products and services may implicate, or have the appearance of implicating, the AKS. Examples of prohibited kickbacks include receiving financial incentives such as discounts or gifts for referrals. Possible penalties for violating the AKS include fines of up to $25,000 per violation, up to five years in jail, and exclusion from Medicare and Medicaid care program business.

- The federal False Claims Act ("FCA") imposes civil liability for false bills or requests for payment in the healthcare delivery system for any company that: (i) knowingly presents or causes to be presented to the federal government a false or fraudulent claim for payment or approval; (ii) knowingly makes, uses or causes to be made or used a false record or statement material to a false or fraudulent claim; (iii) knowingly makes, uses or causes to be made or used a false record or statement material to an obligation to pay the government, or knowingly conceals or knowingly and improperly avoids or decreases an obligation to pay or transmit money or property to the federal government; or (iv) conspires to commit the above acts. The federal government has used the FCA to prosecute a wide variety of alleged false claims and fraud allegedly perpetrated against Medicare and state healthcare programs, including a variety of billing and coding errors and fraud. The penalties for a violation of the FCA range from $5,500 to $11,000 (adjusted for inflation) for each false claim, plus up to three times the amount of damages caused by each false claim, which can be as much as the amounts received directly or indirectly from the government for each such false claim. Per claim FCA penalties can range from $13,508 to $27,894 for penalties assessed after January 15, 2024. Additionally, the

Fraud Enforcement and Recovery Act ("FERA") provides that FCA liability attaches when a company knowingly retains historic improper payments (overpayments/overprovisions) even if the individual or entity did not make claim for such payments. An overpayment impermissibly retained could subject TruBridge to liability under the FCA, exclusion from government healthcare programs and penalties under the federal Civil Monetary Penalty Law. In addition to actions being brought under the FCA by government officials, the FCA also allows a private individual with direct knowledge of fraud to bring a whistleblower, or qui tam, lawsuit on behalf of the government for violations of the FCA. In addition to the FCA, various states have adopted their own analogs of the FCA.

Although there is no assurance that existing or future government laws, rules and other regulations applicable to our operations, products or services will not have a material adverse effect on our capital expenditures, results of operations and competitive position, we do not currently anticipate materially increased expenditures in response to government regulations or future material impacts to our results or competitiveness. These regulations and related risks are described in more detail below under "Risk Factors" beginning on page 21 of this Annual Report.

Executive Officers

Set forth below is a list of the current executive officers of TruBridge and a brief explanation of each individual's principal employment during the last five years.

Christopher L. Fowler – President and Chief Executive Officer. Christopher L. Fowler, age 49, was appointed as our President and Chief Executive Officer, and a member of the Board of Directors on July 1, 2022. Mr. Fowler began his career with TruBridge in May 2000 as a Software Support Representative and later as a manager of Financial Software Services. From August 2004 until March 2008, Mr. Fowler served as Assistant Director and Director of Business Management Services. Mr. Fowler served as TruBridge's Vice President – Business Management Services from March 2008 until the formation of TruBridge in January 2018, after which time he served as its President. He then served as Chief Operating Officer of the Company from November 2015 through June 2022.

Vinay Bassi – Chief Financial Officer and Treasurer. Vinay Bassi, age 54, was appointed as our Chief Financial Officer, Secretary and Treasurer in January 1, 2024. Prior to joining TruBridge, Mr. Bassi served as Chief Financial Officer for the Audience Measurement division at Nielsen Holdings plc and held various finance and corporate development positions in that company since 2016. Prior to joining Nielsen in 2016, Mr. Bassi worked in corporate development at Avaya Inc. from 2004 to 2016. He began his career as an Auditor at PricewaterhouseCoopers LLP and spent time at Standard and Poor's and Citigroup.

Dawn M. Severance - Chief Sales Officer. Dawn M. Severance, age 55, was appointed as our Chief Sales Officer in November 2022 after serving as Senior Vice President of Sales for TruBridge since January 2021. Ms. Severance joined TruBridge as part of the Healthland acquisition in 2016 where she served as Vice President of Sales. Ms. Severance served as Regional Vice President of Sales for TruBridge from 2016 to May 2019 and as Vice President of Sales for TruBridge from May 2019 to January 2021.

Kevin Plessner - General Counsel, Secretary and Corporate Compliance Officer. Kevin Plessner, age 43, was appointed as our General Counsel in January 2022. Mr. Plessner joined TruBridge as part of the Get Real Health acquisition in 2019. He served as General Counsel at Get Real Health from 2013 until the 2019 acquisition, at which point he became Corporate Counsel at TruBridge.

David B. Harse – General Manager, Patient Care. David B Harse, age 48, was appointed as General Manager of our Patient Care business unit in November 2022. Prior to joining TruBridge, Mr. Harse served as SVP and General Manager of Patient Engagement at HealthMark from 2021 to 2022. Prior to joining HealthMark, Mr. Harse worked at Cerner Corporation, now Oracle Health, in various positions from 1999 to 2021.

Merideth Wilson – General Manager, Financial Health. Merideth Wilson, age 52, was appointed General Manager of our Financial Health business unit in January 2025. Prior to joining TruBridge, Ms. Wilson held various senior executive leadership roles with Experian, serving as Executive Vice President and General Manager of Experian Employer Services, 2023-2024; Chief Operating Officer (COO) of Experian Health, 2020-2023; General Manager of Revenue Cycle Solutions of Experian Health, 2014-2020; and Vice President of Payer Contract Management Solutions and Services of Experian Health, 2012-2014. In addition, she has held various product management and strategic marketing leadership positions at Medical Present Value, Inc. (MPV); MedQuist Inc. (now Solventum); VHA/Novation; and Bank of America.

Company Web Site

The Company maintains a web site at http://www.trubridge.com. The Company makes available on its web site, free of charge, its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to those reports, as soon as it is reasonably practicable after such material is electronically filed with the Securities and Exchange Commission. The Company is not including the information contained on or available through its web site as a part of, or incorporating such information into, this Annual Report on Form 10-K.

ITEM 1A.   RISK FACTORS

These are not the only risks and uncertainties that we face. Our business, financial condition, operating results, and stock price can be materially and adversely affected by a number of factors, whether currently known or unknown, including, but not limited to, those described below. Any one or more of such factors could directly or indirectly cause our actual financial condition and operating results to vary materially from our past or anticipated future financial condition or operating results.

RISKS RELATED TO OUR INDUSTRY

There are a limited number of hospitals in our target market. Saturation or consolidation in the healthcare industry could result in the loss of existing clients, a reduction in our potential client base and downward pressure on the prices of our products and services.

The limited number of hospitals with fewer than 200 acute care beds in our general target market for our acute care product and service offerings has resulted in an ever narrowing market for new system installations and add-on sales which could materially and adversely impact our business, financial condition and operating results.

Our primary objectives are to increase the market share of our Financial Health services, aggressively pursue competitive and vulnerable Patient Care replacement opportunities, and differentiate our products and services on a client experience basis that enables us to sell a broader set of services into a loyal base of clients that are our advocates. Although we have formulated strategic responses for capitalizing on each of the identified opportunities, there is no guarantee that such responses will ultimately prove successful. Additionally, to the extent that these opportunities fail to develop or develop more slowly than expected, our business, financial condition and operating results could be materially and adversely impacted.

Furthermore, many healthcare providers have consolidated to create larger healthcare delivery enterprises with greater market power. If this consolidation continues, we could lose existing clients and could experience a decrease in the number of potential purchasers of our products and services. The loss of existing and potential clients due to industry consolidation could cause our revenue growth rate to decline.

Economic, market and other factors may cause a decline in spending for information technology and services by our current and prospective clients which may result in less demand for our products, lower prices and, consequently, lower revenues and a lower revenue growth rate.

The purchase of our information system involves a significant financial commitment by our clients. At the same time, the healthcare industry faces significant financial pressures that could adversely affect overall spending on healthcare information technology and services. To the extent spending for healthcare information technology and services declines or increases slower than we anticipate, demand for our products and services, as well as the prices we charge, could be adversely affected. Accordingly, we cannot assure you that we will be able to increase or maintain our revenues or our revenue growth rate.

There is significant uncertainty in the healthcare industry, both as a result of recently enacted legislation and changing government regulation, which may have a material adverse impact on the businesses of our hospital clients and ultimately on our business, financial condition and results of operations.

The healthcare industry is subject to changing political, economic and regulatory influences that may affect the procurement processes and operation of healthcare facilities, including our hospital clients. During the past decade, the healthcare industry has been subject to increased legislation and regulation of, among other things, reimbursement rates, payment programs, information technology programs and certain capital expenditures (collectively, the "Health Reform Laws").

The Health Reform Laws contain various provisions which impact us and our clients. Some of these provisions have a positive impact, by expanding the use of electronic health records in certain federal programs, for example, while others, such as reductions in reimbursement for certain types of providers, have a negative impact due to fewer available resources. The continued increase in fraud and abuse penalties is expected to adversely affect participants in the healthcare sector, including us.

Among other things, the Health Reform Laws provide for the expansion of Medicaid eligibility, mandate material changes to the delivery of healthcare services and reduce the reimbursement paid for such services in order to generate savings in the Medicare program. The Health Reform Laws also modify certain payment systems to encourage more cost-effective, quality-based care and a reduction of inefficiencies and waste, including through various tools to address fraud and abuse.

The Health Reform Laws will continue to affect hospitals differently depending upon the populations they serve and their payor mix. Our target market of community hospitals typically serve higher uninsured populations than larger urban hospitals and rely more heavily on Medicare and Medicaid for reimbursement. It remains to be seen whether the increase in the insured population for community hospitals will be sufficient to offset actual and proposed additional cuts in Medicare and Medicaid reimbursements contained in the Health Reform Laws.

The Health Reform Laws are leading to significant changes in the healthcare system, but the full impact of the legislation and of further statutory and regulatory actions to reform healthcare on our business is unknown. As a result, there can be no assurances that the legislation will not adversely impact either our operational results or the manner in which we operate our business. We believe some healthcare industry participants have reduced their investments or postponed investment decisions, including investments in our solutions and services.

Cost-containment measures instituted by healthcare providers as a result of regulatory reform or otherwise could result in a reduced allocation of capital funds. Such a reduction could have an adverse effect on our ability to sell our systems and related services. The new presidential administration is expected to seek additional cost containment measures in the Medicare and Medicaid programs. In addition, some members of Congress have proposed measures intended to accelerate the shift from traditional Medicare to Medicare Advantage, or repealing the Affordable Care Act or eliminating some of its consumer protections. Changes in governmental administration, including changes in agency structures and staffing, such as reduction or elimination of personnel and agencies, may also result in changes to established rulemaking conventions and timelines, including for regularly issued reimbursement rules, among other effects. We cannot predict what effect, if any, such additional changes or reforms might have on our business, financial condition and results of operations.

As existing regulations mature and become better defined, we anticipate that these regulations will continue to directly affect certain of our products and services, but we cannot fully predict the effect at this time. We have taken steps to modify our products, services and internal practices as necessary to facilitate our compliance with the regulations, but there can be no assurance that we will be able to do so in a timely or complete manner. Achieving compliance with these regulations could be costly and distract management's attention and divert other company resources, and any noncompliance by us could result in civil and criminal penalties.

The healthcare industry is heavily regulated at the local, state and federal levels. Our failure to comply with regulatory requirements could create liability for us, result in adverse publicity and negatively affect our business.

The healthcare industry is heavily regulated and is constantly evolving due to the changing political, legislative and regulatory landscapes. In some instances, the impact of these regulations on our business is direct to the extent that we are subject to these laws and regulations ourselves. However, these regulations also impact our business indirectly as, in a number of circumstances, our solutions, devices and services must be capable of being used by our clients in a way that complies with those laws and regulations, even though we may not be directly regulated by the specific healthcare laws and regulations. There is a significant number of wide-ranging regulations, including regulations in the areas of healthcare fraud, e-prescribing, claims processing and transmission, medical devices, the security and privacy of patient data, the ARRA meaningful use program, patient access rights and interoperability standards, that may be directly or indirectly applicable to our operations and relationships or the business practices of our clients. Specific areas that are subject to increased regulation include, but are not limited to, the following:

Healthcare Fraud. Federal and state governments continue to enhance regulation of and increase their scrutiny over practices potentially involving healthcare fraud, waste and abuse by healthcare providers whose services are reimbursed by Medicare, Medicaid and other government healthcare programs. Our healthcare provider clients are subject to laws and regulations regarding fraud and abuse that, among other things, prohibit the direct or indirect payment or receipt of any remuneration for patient referrals, or arranging for or recommending referrals or other business paid for in whole or in part by these federal or state healthcare programs. Federal enforcement personnel have substantial funding, powers and remedies to pursue suspected or perceived fraud and abuse. The effect of this government regulation on our clients is difficult to predict. Many of the regulations applicable to our clients and that may be applicable to us, including those relating to marketing incentives offered in connection with medical device sales may be interpreted or applied by a prosecutorial, regulatory or judicial authority in a manner that could broaden their applicability to us or require our clients to make changes in their operations or the way in which they deal with us. If such laws and regulations are determined to be applicable to us and if we fail to comply with any applicable laws and regulations, we could be subject to civil and criminal penalties, sanctions or other liabilities, including exclusion from government healthcare programs, which could have a material adverse effect on our business, results of operations and financial condition. Even an unsuccessful challenge by a regulatory or prosecutorial authority of our activities could result in adverse publicity, could require a costly response from us and could adversely affect our business, results of operations and financial condition.

E-Prescribing. The use of our solutions by physicians for electronic prescribing and electronic routing of prescriptions via the Surescripts network to pharmacies is governed by federal and state laws. States have differing regulations that govern the electronic transmission of certain prescriptions and prescription requirements. Standards adopted by the National Council for Prescription Drug Programs and regulations adopted by the CMS related to "EPrescribing and the Prescription Drug Program" set forth implementation standards for the transmission of electronic prescriptions. These standards are detailed and broad, and cover not only routing transactions between prescribers and pharmacies, but also electronic eligibility, formulary and benefits inquiries. In general, regulations in this area can be burdensome and evolve regularly, meaning that any potential benefits to our clients from utilizing such solutions and services may be superseded by a newly-promulgated regulation that adversely affects our business model. Our efforts to provide solutions that enable our clients to comply with these regulations could be time consuming and expensive.

Claims Processing and Transmission. Our system electronically transmits medical claims by physicians to patients' payors for immediate approval and reimbursement. In addition, we offer business management services that include the manual and electronic processing and submission of medical claims by healthcare providers to patients' payors for approval and reimbursement. Federal and state laws provide that it is a violation for any person to submit, or cause to be submitted, a claim to any payor, including, without limitation, Medicare, Medicaid and all private health plans and managed care plans, seeking payment for any service or product that overbills or bills for items that have not been provided to the patient. The federal civil False Claims Act, which may be enforced through civil whistleblower or qui tam actions and imposes significant civil penalties, treble damages and potential exclusion from government health care programs against individuals or entities for, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or for making a false record or statement material to an obligation to pay the federal government or for knowingly and improperly avoiding, decreasing or concealing an obligation to pay money to the federal government. There is also the federal Criminal False Claims Act, which is similar to the federal Civil False Claims Act and imposes criminal liability on those that make or present a false, fictitious or fraudulent claim to the federal government.

We have in place policies and procedures that we believe assure that all claims that are transmitted by our system and through our services are accurate and complete, provided that the information given to us by our clients is also accurate and complete. If, however, we do not follow those procedures and policies, or they are not sufficient to prevent inaccurate claims from being submitted, we could be subject to substantial liability including, but not limited to, civil and criminal liability. Additionally, any such failure of our billing and collection services to comply with these laws and regulations could adversely affect demand for our services and could force us to expend significant capital, research and development, and other resources to address the failure.

Where we are permitted to do so, we calculate charges for our billing and collection services based on a percentage of the collections that our clients receive as a result of our services. To the extent that violations or liability for violations of these laws and regulations require intent, it may be alleged that this percentage calculation provides us or our employees with incentive to commit or overlook fraud or abuse in connection with submission and payment of reimbursement claims. CMS has stated that it is concerned that percentage-based billing services may encourage billing companies to commit or to overlook fraudulent or abusive practices.

A portion of our business involves billing Medicare claims on behalf of our clients. In an effort to combat fraudulent Medicare claims, the federal government offers rewards for reporting of Medicare fraud which could encourage others to subject us to a charge of fraudulent claims, including charges that are ultimately proved to be without merit.

As discussed below, the HIPAA security and privacy standards also affect our claims transmission services, since those services must be structured and provided in a way that supports our clients' HIPAA compliance obligations.

Regulation of Medical Devices. The United States FDA has determined that certain of our solutions, such as our ImageLink® and Blood Administration® products, are medical devices that are actively regulated under the Federal Food, Drug and Cosmetic Act, as amended. If other of our solutions are deemed to be actively regulated medical devices by the FDA, we could be subject to extensive requirements governing pre- and post-marketing activities including registration of the applicable manufacturing facility and software and hardware products, application of detailed record-keeping and manufacturing standards, application of the medical device excise tax, and FDA approval or clearance prior to marketing. Complying with these medical device regulations is time consuming and expensive, and our marketing and other sales activities could be subject to unanticipated and significant delays. Further, it is possible that the FDA may become more active in regulating software and medical devices that are used in the healthcare industry. If we are unable to obtain the required regulatory approvals for any such software or medical devices, our short- to long-term business plans for these solutions or medical devices could be delayed or canceled and we could face FDA refusal to grant pre-market clearance or approval of products; withdrawal of existing clearances and approvals; fines, injunctions or civil penalties; recalls or product corrections; production suspensions; and criminal prosecution. FDA regulation of our products could increase our operating costs, delay or prevent the marketing of new or existing products, and adversely affect our revenue growth.

Security and Privacy of Patient Information. Federal, state and local laws regulate the privacy and security of patient records and the circumstances under which those records may be released. These regulations govern both the disclosure and use of confidential patient medical record information and require the users of such information to implement specified security and privacy measures. United States regulations currently in place governing electronic health data transmissions continue to evolve and are often unclear and difficult to apply.

In the United States, HIPAA regulations require national standards for some types of electronic health information transactions and the data elements used in those transactions, security standards to ensure the integrity and confidentiality of health information, and standards to protect the privacy of individually identifiable health information. Covered entities under HIPAA, which include healthcare organizations such as our clients, and our claims processing, transmission and submission services, are required to comply with the privacy standards, transaction regulations and security regulations. Moreover, HITECH and associated regulatory requirements extend many of the HIPAA obligations, formerly imposed only upon covered entities, to business associates as well. As a business associate of our clients who are covered entities, we are in most instances already contractually required to ensure compliance with the HIPAA regulations as they pertain to the handling of covered client data. However, the extension of these HIPAA obligations to business associates by law has created a direct liability risk related to the privacy and security of individually identifiable health information.

Evolving HIPAA and HITECH-related laws or regulations could restrict the ability of our clients to obtain, use or disseminate patient information. This could adversely affect demand for our solutions and devices if they are not re-designed in a timely manner in order to meet the requirements of any new interpretations or regulations that seek to protect the privacy and security of patient data or enable our clients to execute new or modified healthcare transactions. We may need to expend additional capital and software development and other resources to modify our solutions to address these evolving data security and privacy issues. Furthermore, our failure to maintain the confidentiality of sensitive personal information in accordance with the applicable regulatory requirements could damage our reputation and expose us to claims, fines and penalties.

Federal and state statutes and regulations have granted broad enforcement powers to regulatory agencies to investigate and enforce compliance with these privacy and security laws and regulations. Federal and state enforcement personnel have substantial funding, powers and remedies to pursue suspected or perceived violations. If we fail to comply with any applicable laws or regulations, we could be subject to civil penalties, sanctions or other liability. Enforcement investigations, even if meritless, could have a negative impact on our reputation, cause us to lose existing clients or limit our ability to attract new clients.

ARRA Meaningful Use Program. The ARRA initially required "meaningful use of certified electronic health record technology" by healthcare providers by 2015 in order to receive limited incentive payments and to avoid related reduced reimbursement rates for Medicare claims. Related standards and specifications are subject to interpretation by the entities designated to certify such technology. While a combination of our solutions has been certified as meeting stage one, stage two, and stage three standards for certified electronic health record technology, the regulatory standards to achieve certification will continue to evolve over time. We may incur increased development costs and delays in delivering solutions if we need to upgrade our software or healthcare devices to be in compliance with these varying and evolving standards. In addition, further delays in interpreting these standards may result in postponement or cancellation of our clients' decisions to purchase our software solutions. If our software solutions are not compliant with these evolving standards, our market position and sales could be impaired and we may have to invest significantly in changes to our software solutions.

Interoperability Standards. Our clients are concerned with and often require that our software and systems be interoperable with other third party healthcare information technology systems. Market forces or governmental or regulatory authorities could create software interoperability standards that would apply to our software and systems, and if our software and systems are not consistent with those standards, we could be forced to incur substantial additional development costs. For example, the HITECH Act contains interoperability standards that healthcare providers are required to adhere to in order to receive stimulus funds from the federal government under the ARRA. Compliance with these and related standards is becoming a competitive requirement and, although a combination of our solutions has been certified as meeting all such required interoperability standards to date, maintaining such compliance with these varying and evolving rules may result in increased development costs and delays in upgrading our client software and systems. To the extent these rules are narrowly construed, subsequently changed or supplemented, or that we are delayed in achieving certification under these evolving rules for applicable products, our clients may postpone or cancel their decisions to purchase or implement our software and systems.

As it relates specifically to interoperability, we are a member of CommonWell Health Alliance ("CommonWell"), a not-for-profit trade association comprised of healthcare information technology vendors devoted to the notion that patient data should be safely, securely and immediately available to patients and healthcare providers to support better care delivery, regardless of where that care occurs. CommonWell is committed to fostering standards that make this possible, and to having healthcare information technology companies embed these capabilities natively and cost effectively into their EHR systems. Despite our membership in CommonWell, there is no guarantee that we will successfully manage the interoperability of our software and systems with third-party health IT providers.

Patient Access Rights. In March 2020, the Office of National Coordinator for Health Information Technology ("ONC") of the U.S. Department of Health and Human Services ("HHS") released the "21st Century Cures Act: Interoperablity, Information Blocking, and the ONC Health IT Certification Program, Final Rule." The rule implements several of the key interoperability provisions included in the 21st Century Cures Act. Specifically, it calls on developers of certified EHRs and health IT products to adopt standardized APIs, which will help allow individuals to securely and easily access structured and unstructured EHI formats using smartphones and other mobile devices. This provision and others included in the final rule create a potentially lengthy list of certification and maintenance of certification requirements that developers of EHRs and other health IT products have to meet in order to maintain approved federal government certification status. Meeting and maintaining this certification status could require additional development costs.

The ONC rule also implements the information blocking provisions of the 21st Century Cures Act, including identifying reasonable and necessary activities that do not constitute information blocking. Under the 21st Century Cures Act, the HHS has the regulatory authority to investigate and assess civil monetary penalties of up to $1,000,000 against health IT developers and/or providers found to be guilty of "information blocking." This oversight and authority to investigate claims of information blocking creates significant risks for us and our clients and could potentially create substantial new compliance costs. The HHS may impose penalties for information blocking that has occurred after September 1, 2023, and the ONC and the HHS released a final rule on June 24, 2024 listing certain disincentives for actors that conduct information blocking.

Standards for Submission of Healthcare Claims. CMS requires all providers, payors, clearinghouses and billing services to utilize patient codes for reporting medical diagnosis and inpatient procedures, referred to as ICD-10 codes when submitting claims for payment. ICD-10 codes affect medical diagnosis and inpatient procedure coding for everyone covered by HIPAA, not just those who submit Medicare or Medicaid claims. Claims for services must use ICD-10 codes for medical diagnosis and inpatient procedures or they will not be paid. While we have successfully implemented the use of ICD-10 codes within our products and services since their initial mandate in 2015, the possibility exists for similar future mandates by CMS. If our products and services do not accommodate CMS mandates at any future date, clients may cease to use those products and services that are not compliant and may choose alternative vendors and products that are compliant. This could adversely impact future revenues.

Finally, with the change in presidential administrations in 2025, there is substantial uncertainty as to how, if at all, the new administration will seek to modify or revise the requirements and policies of HHS, CMS, the FDA and other regulatory agencies with jurisdiction over our products and services.

RISKS RELATED TO OUR BUSINESS

Our strategy to transition to a subscription-based recurring revenue model and continued modernization of our technology may adversely affect our near-term revenue growth and results of operations.

As we transition more of our offerings to leverage cloud technologies, we may incur disruption and be less competitive as we transition existing clients to new product offerings, which could impact revenue and profitability. We believe we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position, and oftentimes, successful investments require several years before generating significant revenue. We expect our ongoing shift from a software license model to a subscription-based services revenue model to create a recurring revenue stream that is more predictable. The transition, however, creates changes related to the timing of revenue recognition compared to historical patterns. We also incur certain expenses associated with the infrastructures of our cloud-based offerings in advance of our ability to recognize the revenues associated with these offerings, which may adversely affect our near-term reported revenues, results of operations, and cash flows. A decline in renewals of recurring revenue offerings in any period may not be immediately reflected in our results for that period but may result in a decline in our revenue and results of operations in future periods.

Competition with companies that have greater financial, technical and marketing resources than we have could result in a loss of clients and/or a lowering of prices for our products, causing a decrease in our revenues and/or market share.

Our competitors are identified in the "Business-Competition" section of this Annual Report. A number of these companies compete with us directly in our target market of small and midsize hospitals. They offer products and systems that are comparable to our solutions and address the needs of hospitals in the markets we serve. Some competitors are significantly larger than we are, and they typically sell their products and services to larger hospitals outside of our target market. However, they will sometimes compete with us directly or, more commonly, a larger health system who uses a system provided by one of these competitors will offer it to a smaller hospital as part of a merger or alliance.

We also face competition from providers of practice management systems, general decision support and database systems, and other segment-specific applications. Any of these companies, as well as other technology or healthcare companies could decide at any time to specifically target hospitals within our target market.

A number of existing and potential competitors are more established than we are and have greater name recognition and financial, technical and marketing resources. Products of our competitors may have better performance, lower prices and broader market acceptance than our products. We expect increased competition that could cause us to lose clients, lower our prices to remain competitive and, consequently, experience lower revenues, revenue growth and profit margins.

We recently completed the acquisition of Viewgol, and we may engage in future acquisitions. Such strategic acquisitions may be expensive, time consuming, and subject to other inherent risks which may jeopardize our ability to realize anticipated benefits.

We may acquire additional businesses, technologies and products if we determine that these additional businesses, technologies and products are likely to serve our strategic goals. Acquisitions have inherent risks, which may have a material adverse effect on our business, financial condition, operating results or prospects, including, but not limited to the following:

- significant acquisition and integration costs;
- failure to achieve projected synergies and performance targets;
- potentially dilutive issuances of our securities, the incurrence of debt and contingent liabilities and amortization expenses related to intangible assets with indefinite useful lives, which could adversely affect our results of operations and financial condition;
- using cash as acquisition currency may adversely affect interest or investment income, which may in turn adversely affect our earnings and/or earnings per share;
- difficulty in fully or effectively integrating the acquired technologies, software products, services, business practices or personnel, which would prevent us from realizing the intended benefits of the acquisition;
- failure to maintain uniform standard controls, policies and procedures across acquired businesses;

- difficulty in predicting and responding to issues related to product transition such as development, distribution and client support;

- the possible adverse effect of such acquisitions on existing relationships with third party partners and suppliers of technologies and services;

- the possibility that staff or clients of the acquired companies might not accept new ownership and may transition to different technologies or attempt to renegotiate contract terms or relationships, including maintenance or support agreements;

- the assumption of known and unknown liabilities;

- the possibility that the due diligence process in any such acquisition may not completely identify material issues associated with product quality, product architecture, product development, intellectual property issues, key personnel issues or legal and financial contingencies, including any deficiencies in internal controls and procedures and the costs associated with remedying such deficiencies;

- difficulty in entering geographic and/or business markets in which we have no or limited prior experience;

- diversion of management's attention from other business concerns; and

- the possibility that acquired assets become impaired, requiring us to take a charge to earnings which could be significant.

A failure to successfully integrate acquired businesses or technology in a timely manner could, for any of these reasons, have an adverse effect on our financial condition and results of operations. As a result, we may not be able to realize the expected benefits that we seek to achieve from the acquisitions, which could also affect our ability to service our debt obligations. In addition, we may be required to spend additional time or money on integration that otherwise would be spent on the development and expansion of our business. In addition, we have in the past, and may in the future, enter into negotiations for acquisitions that are not ultimately consummated. Those negotiations could results in diversion of management time and significant out-of-pocket costs.

As we grow our global workforce, if we are unable to attract and retain qualified personnel, our business and operating results will suffer.

Our future performance depends in significant part upon the continued service of our key development, client services and senior management personnel and successful recruitment of new talents. These personnel have specialized knowledge and skills with respect to our business and our industry. The industry in which we operate is characterized by a high level of employee mobility and aggressive recruiting of skilled personnel. There can be no assurance that our current employees will continue to work for us. Additionally, most of our hospital clients have small information technology staff, and they depend on us to service and support their systems. Future difficulty in attracting, training and retaining capable client service and support personnel could cause a decrease in the overall quality of our client service and support. That decrease would have a negative effect on client satisfaction which could cause us to lose existing clients and could have an adverse effect on our new client sales. The loss of clients due to inadequate client service and support would negatively impact our ability to continue to grow our business.

Creating and maintaining a global organization and managing a geographically dispersed workforce requires substantial management effort and significant additional investment in our infrastructure. As globalization continues, competition for talent in those countries has increased, which may impact our ability to retain these employees and increase our compensation-related expenses. Significant growth in the technology sector in India has increased competition to attract and retain skilled employees and has led to a commensurate increase in compensation expense arising from our India operations. Our efforts to attract, develop, integrate and retain highly skilled employees may be compounded by intensified restrictions on travel, immigration or the availability of work visas. If we are unable to continue to leverage the skills and experience of our international workforce, particularly in India, we may be unable to provide our solutions at an attractive price and our business could be materially and negatively impacted.

We periodically have restructured our sales force, which can be disruptive.

We continue to rely heavily on our direct sales force. Periodically, we have restructured or made other adjustments to our sales force in response to factors such as product changes, geographical coverage and other internal considerations. Change in the structures of the sales force and sales force management can result in temporary lack of focus and reduced productivity that may affect revenues in one or more quarters. Future restructuring of our sales force could occur, and if so we may again experience the adverse transition issues associated with such restructuring.

The markets for our Financial Health service offering may develop more slowly than we expect.

Our success depends, in part, on the willingness of healthcare organizations to implement integrated solutions for the areas in which we provide services. Some organizations may be reluctant or unwilling to implement our solutions for a number of reasons, including failure to perceive the need for improved revenue cycle operations, lack of knowledge about the potential benefits our solutions provide, concerns over the cost of using an external solution, or as a result of investments or planned investments in internally developed solutions, choosing to continue to rely on their own internal resources.

If we are unable to manage our growth in the new markets we may enter, our business and financial results could suffer.

Our future financial results will depend in part on our ability to profitably manage our business in new markets that we may enter. We are engaging in the strategic identification of, and competition for, growth and expansion opportunities in new markets or offerings. In order to successfully execute on these future initiatives, we will need to, among other things, manage changing business conditions and develop expertise in areas outside of our business's traditional core competencies. Difficulties in managing future growth in new markets could have a significant negative impact on our business, financial condition and results of operations.

Our international business activities and processes expose us to numerous and often conflicting laws, regulations, policies, standards or other requirements, and to risks that could harm our business, financial condition and results of operations.

Our subsidiary, Get Real Health, sells patient engagement technology to hospital systems and government agencies in Canada, Australia, England, the United Arab Emirates and the Netherlands, directly and through resellers, and we have had limited sales of Patient Care software to government agencies in Canada and the Caribbean. Our subsidiary, Viewgol, provides Financial Health analytics and complementary outsourcing services in India. Our business in these countries is subject to numerous risks inherent in international business operations. Among others, these risks include:

- data protection and privacy regulations regarding access by government authorities to customer, partner, or employee data;

- data residency requirements (the requirement to store certain data only in and, in some cases, also to access such data only from within a certain jurisdiction);

- conflict and overlap among tax regimes;

- possible tax constraints impeding business operations in certain countries;

- expenses associated with the localization of our products and compliance with local regulatory requirements;

- discriminatory or conflicting fiscal policies;

- operational difficulties in countries with a high corruption perception index;

- difficulties enforcing intellectual property and contractual rights in certain jurisdictions;

- country-specific software certification requirements;

- the difficulty of managing and staffing our international operations and the increased travel, infrastructure and legal compliance costs associated with multiple international locations;

- differing labor and employment regulations, especially where foreign labor laws are more advantageous to employees as compared to the U.S.;

- compliance with various industry standards; and

- market volatilities or workforce restrictions due to changing laws and regulations resulting from political decisions (e.g. Brexit, government elections).

Wages in India are increasing at a faster rate than those in many countries, including the United States. In addition, with the significant increase in the numbers of foreign businesses that have established operations in India, the competition to attract and retain employees there has increased significantly. As a result, we may be unable to cost-effectively retain our current employee base in India or hire additional new talent. In addition, India has experienced significant inflation, low growth in gross domestic product and shortages of foreign exchange. India also has experienced civil unrest and terrorism and, in the past, has been involved in conflicts with neighboring countries.

As we expand into new countries and markets, these risks could intensify. The application of the respective local laws and regulations to our business is sometimes unclear, subject to change over time, and often conflicting among jurisdictions. Additionally, these laws and government approaches to enforcement are continuing to change and evolve, just as our products and services continually evolve. Compliance with these varying laws and regulations could involve significant costs or require changes in products or business practices. Non-compliance could result in the imposition of penalties or cessation of orders due to alleged non-compliant activity. We do not believe we have engaged in any activities sanctionable under these laws and regulations, but governmental authorities could use considerable discretion in applying these statutes and any imposition of sanctions against us could be material. One or more of these factors could have an adverse effect on our operations globally or in one or more countries or regions, which could have an adverse effect on our business, financial condition and results of operations.

We face the risks and uncertainties that are associated with investigations and litigation against us, which may adversely impact our marketing, distract management and have a negative impact upon our business, results of operations and financial condition.

We face the risks associated with litigation concerning the operation of our business. For example, companies in our industry, including many of our competitors, have been subject to litigation based on allegations of the federal False Claims Act ("FCA") and their state analogs, in addition to patent infringement or other violations of intellectual property rights. As described in more detail above, the FCA imposes civil liability for the knowing receipt or retention of payment from federal health care payers where the receipt of such payment is knowingly false or fraudulent. The FCA incentivizes private individuals, including our employees, to report such false claims to the government by offerings "whistleblowers" monetary compensation should the government recoup payments for false claims. Additionally, patent holding companies often engage in litigation to seek to monetize patents that they have obtained. As the number of competitors, patents and patent holding companies in our industry increases, the functionality of our products and services expands, and we enter into new geographies and markets, the number of intellectual property rights-related actions against us is likely to continue to increase. The uncertainty associated with substantial unresolved litigation may have an adverse effect on our business. In particular, such litigation could impair our relationships with existing clients and our ability to obtain new clients. Defending such litigation may result in a diversion of management's time and attention away from business operations, which could have an adverse effect on our business, results of operations and financial condition. Such litigation may also have the effect of discouraging potential acquirers from bidding for us or reducing the consideration such acquirers would otherwise be willing to pay in connection with an acquisition.

There can be no assurance that such litigation will not result in liability in excess of our insurance coverage, that our insurance will cover such claims or that appropriate insurance will continue to be available to us in the future at commercially reasonable rates.

Investigations may lead to future requests for information and ultimately the assertion of claims or the commencement of legal proceedings against us, which themselves may lead to material fines, penalties or other material liabilities. In addition, our responses to these and any future requests require time and effort, which can result in additional cost to us. Given the highly-regulated nature of our industry, we have been and may, from time to time, be subject to subpoenas, requests for information, or investigations from various government agencies.

Our use of offshore labor resources could expose us to risks that could have a material adverse effect on our operating costs.

Our reliance on an international workforce exposes us to business disruptions caused by the political and economic environment in those regions. Terrorist attacks and acts of violence or war may directly affect our workforce or contribute to general instability. Our global business services operations require us to comply with local laws and regulatory requirements, which are complex and of which we may not always be aware, and expose us to foreign currency exchange rate risk. Our global business services operations may also subject us to trade restrictions, reduced or inadequate protection for intellectual property rights, security breaches, and public health events, and other factors which may adversely affect our business. Negative developments in any of these areas could increase our operating costs or otherwise harm our business. In addition, local laws and customs in countries in which we contract with third-party partners may differ from those in the U.S. For example, it may be a local custom for businesses to engage in practices that are prohibited by our internal policies and procedures or U.S. laws and regulations applicable to us, such as the Foreign Corrupt Practices Act ("FCPA"). The FCPA generally prohibits U.S. companies from giving or offering money, gifts, or anything of value to a foreign official to obtain or retain business and requires businesses to make and keep accurate books and records and a system of internal accounting controls. We cannot guarantee that our employees, contractors, and agents will comply with all of our FCPA compliance policies and procedures. If we or our employees, contractors, or agents fail to comply with the requirements of the FCPA or similar legislation, government authorities in the U.S. and elsewhere could seek to impose civil or criminal fines and penalties which could have a material adverse effect on our business, operating results, and financial condition.

Offshore outsourcing is a politically sensitive topic in the U.S. For example, various domestic organizations and public figures have expressed concern about a perceived association between offshore outsourcing providers and the loss of jobs in the U.S. Current or prospective customers may elect to perform such outsourced services themselves or may be discouraged from transferring these services from onshore to offshore providers to avoid negative perceptions that may be associated with using an offshore provider. Any slowdown or reversal of existing industry trends towards offshore outsourcing, and the resulting need to relocate aspects of our services from our global business services operations to the U.S., where operating costs are higher, would increase the cost of delivering our services.

We utilize artificial intelligence, which could expose us to liability or adversely affect our business, especially if we are unable to compete effectively with others in adopting artificial intelligence.

We utilize artificial intelligence, including generative artificial intelligence, machine learning, and similar tools and technologies that collect, aggregate, analyze, or generate data or other materials or content (collectively, "AI") in connection with our business. There are significant risks involved in using AI and no assurance can be provided that our use of AI will enhance our products or services, produce the intended results, or keep pace with our competitors. For example, AI algorithms may be flawed, insufficient, of poor quality, rely upon incorrect or inaccurate data, reflect unwanted forms of bias, or contain other errors or inadequacies, any of which may not be easily detectable; AI has been known to produce false or "hallucinatory" inferences or outputs; our use of AI can present ethical issues and may subject us to new or heightened legal, regulatory, ethical, or other challenges; and inappropriate or controversial data practices by developers and end-users, or other factors adversely affecting public opinion of AI, could impair the acceptance of AI solutions, including those incorporated in our products and services. Despite training and risk management efforts, there is a possibility that employees might misuse AI, either intentionally or unintentionally. Additionally, given the nature of our citizen-facing services, we are vulnerable to potential adversarial attacks. If the AI tools that we use are deficient, inaccurate, or controversial, we could incur operational inefficiencies, competitive harm, legal liability, brand or reputational harm, or other adverse impacts on our business and financial results. If we do not have sufficient rights to use the data or other material or content on which the AI tools we use rely, we also may incur liability through the violation of applicable laws and regulations, third-party intellectual property, data privacy, or other rights, or contracts to which we are a party.

In addition, AI regulation is rapidly evolving worldwide as legislators and regulators increasingly focus on these powerful emerging technologies. The technologies underlying AI and its uses are subject to a variety of laws and regulations, including intellectual property, data privacy and security, consumer protection, competition, and equal opportunity laws, and are expected to be subject to increased regulation and new laws or new applications of existing laws and regulations. AI is the subject of ongoing review by various U.S. governmental and regulatory agencies, and various U.S. states and other foreign jurisdictions are applying, or are considering applying, their platform moderation, data privacy, and security laws and regulations to AI or are considering general legal frameworks for AI. In 2023 the U.S. government issued an executive order on safe, secure and trustworthy AI. The EU's Artificial Intelligence Act, which establishes EU-wide rules on data quality, transparency, human oversight and accountability with respect to the use of AI, was enacted in August 2024. We may not be able to anticipate how to respond to these rapidly evolving frameworks, and we may need to expend resources to adjust our operations or offerings in certain jurisdictions if the legal frameworks are inconsistent across jurisdictions. Furthermore, because AI technology itself is highly complex and rapidly developing, it is not possible to predict all of the legal, operational, or technological risks that may arise relating to the use of AI.

RISKS RELATED TO OUR PRODUCTS AND SERVICES

Our failure to develop new products or enhance current products in response to market demands could adversely impact our competitive position and require substantial capital resources to correct.

The needs of hospitals in our target market are subject to rapid change due to government regulation, trends in clinical care practices and technological advancements. As a result of these changes, our products may quickly become obsolete or less competitive. New product introductions and enhancements by our competitors that more effectively or timely respond to changing industry needs may weaken our competitive position.

We continually redesign and enhance our products to incorporate new technologies and adapt our products to ever-changing hardware and software platforms. Often we face difficult choices regarding which new technologies to adopt. If we fail to anticipate or respond adequately to technological advancements, or experience significant delays in product development or introduction, our competitive position could be negatively affected. Moreover, our failure to offer products acceptable to our target market could require us to make significant capital investments and incur higher operating costs to redesign our products, which could negatively affect our financial condition and operating results.

Our products assist clinical decision-making and related care by capturing, maintaining and reporting relevant patient data. If our products fail to provide accurate and timely information, our clients could assert claims against us that could result in substantial cost to us, harm our reputation in the industry and cause demand for our products to decline.

We provide products that assist clinical decision-making and related care by capturing, maintaining and reporting relevant patient data. Our products could fail or produce inaccurate results due to a variety of reasons, including unexpected service disruptions, mechanical error, product flaws, faulty installation and/or human error during the initial data conversion. If our products fail to provide accurate and timely information, clients and/or patients could sue us to hold us responsible for losses they incur from these errors. These lawsuits, regardless of merit or outcome, could result in substantial cost to us, divert management's attention from operations and decrease market acceptance of our products. We attempt to limit by contract our liability for damages arising from negligence, errors or mistakes. Despite this precaution, such contract provisions may not be enforceable or may not otherwise protect us from liability for damages. We maintain general liability insurance coverage, including coverage for errors or omissions. However, this coverage may not be sufficient to cover one or more large claims against us or otherwise continue to be available on terms acceptable to us. In addition, the insurer could disclaim coverage as to any future claim.

Breaches of security and viruses in our systems could result in client claims against us and harm to our reputation causing us to incur expenses and/or lose clients.

In the course of our business operations, we compile and transmit confidential information, including patient health information. We have included security features in our systems that are intended to protect the privacy and integrity of this information. Despite the existence of these security features, our system may experience break-ins and similar disruptive problems that could jeopardize the security of information stored in and transmitted through the information technology networks of our clients. In addition, the other systems with which we may interface, such as the Internet and related systems, may be vulnerable to security breaches, viruses, programming errors or similar disruptive problems. Based on the size of our company, the industry in which we operate, and the overall percentage of impacted companies in the same or similar industry, it is probable there will be attempts to breach our security. Healthcare information has become a prime target for attackers based on the value of the information and, therefore, has the potential to increase the risk of us experiencing a cyber attack. Additionally, we use third-party service providers to provide some services that involve the storage or transmission of data, such as SaaS, cloud computing, and internet infrastructure and bandwidth, and these providers face various cybersecurity threats and may suffer cybersecurity incidents or other security breaches.

Cyber-attacks are increasing in number and sophistication, are well-financed, in some cases supported by state actors, and are designed to not only attack, but also to evade detection. Since the techniques used to obtain unauthorized access to systems, or to otherwise sabotage them, change frequently and are often not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. The emergence and maturation of AI capabilities may also lead to new and/or more sophisticated methods of attack, including fraud that relies upon "deep fake" impersonation technology or other forms of generative automation that may scale up the efficiency or effectiveness of cyber threat activity.

Our systems have experienced various immaterial breaches in the past, including ransomware, denial-of-service, malware, and phishing. Also, our business partners have experienced security breaches, which is disruptive for our customers. While these events have not had an adverse impact on our business or financial condition, security breaches such as these could have a material adverse effect on our financial condition, as, (a) clients could sue us for breaches of security involving our system due to the sensitivity of the medical information we compile and transmit; (b) actual or perceived security breaches in our system could harm the market perception of our products which could cause us to lose existing and prospective clients; and (c) the effect of security breaches and related issues could disrupt our ability to perform certain key business functions and could potentially reduce demand for our products and services. Accordingly, we have expended significant resources toward establishing and enhancing the security of our related infrastructures and we have enhanced our cybersecurity risk management program and disclosure controls and procedures, as discussed under "Cybersecurity." However, no assurance can be given that these efforts will be sufficient to protect against a breach or other cybersecurity incident. Also, maintaining and enhancing our infrastructure security may require us to expend significant capital in the future.

Our networks have been, and likely will continue to be, subject to Distributed Denial of Service ("DDoS") attacks. Recent industry experience has demonstrated that DDoS attacks continue to grow in size and sophistication and have the ability to widely disrupt services. In recent years, the size of DDoS attacks has grown rapidly. While we have adopted mitigation techniques, procedures and strategies to defend against DDoS attacks, there can be no assurance that we will be able to defend against every attack, especially as the attacks increase in size and sophistication. Any attack, even if only partially successful, could disrupt our networks, increase response time, negatively impact our ability to meet our service level obligations, and generally impede our ability to provide reliable service to our customers and the broader internet community.

Recently, there have been reports of disruptions in billing and data systems in healthcare (e.g., the cybersecurity incident affecting Change Healthcare). Such cybersecurity events which materially disrupt the healthcare system upon which our business relies could adversely affect our business if such disruption is widespread and continues for an extended period of time. Cyber incidents could also include the use of AI to launch more automated, targeted and coordinated attacks on targets.

New products that we introduce or enhancements to our existing products may contain undetected errors or problems that could affect client satisfaction and cause a decrease in revenues.

Highly complex software products such as ours sometimes contain undetected errors or failures when first introduced or when updates and new versions are released. Tests of our products may not detect bugs or errors because it is difficult to simulate our clients' wide variety of computing environments. Despite extensive testing, from time to time we have discovered defects or errors in our products. Defects or errors discovered in our products could cause delays in product introductions and shipments and unexpected service disruptions, result in increased costs and diversion of development resources, require design modifications, decrease market acceptance or client satisfaction with our products, cause a loss of revenue, result in legal actions by our clients and cause increased insurance costs.

We may not be successful in convincing customers to migrate to current or future releases of our products, which may lead to reduced services and maintenance revenues and less future business from existing customers.

Our customers may not be willing to incur the costs or invest the resources necessary to complete upgrades to current or future releases of our products. This may lead to our loss of services and maintenance revenues and future business from customers that continue to operate prior versions of our products or choose to no longer use our products.

Failure to maintain our margins and service rates for implementation services could have a material adverse effect on our operating performance and financial condition.

A significant portion of our revenues is derived from implementation services. If we fail to scope our implementation projects correctly, our services margins may suffer. We bill for implementation services predominately on an hourly or daily basis (time and materials) and sometimes under fixed price contracts, and we generally recognize revenue from those services as we perform the work. If we are not able to maintain the current service rates for our time and materials implementation services, without corresponding cost reductions, or if the percentage of fixed price contracts increases and we underestimate the costs of our fixed price contracts, our operating performance may suffer. The rates we charge for our implementation services depend on a number of factors, including the following:

- perceptions of our ability to add value through our implementation services;

- complexity of services performed;

- competition;

- pricing policies of our competitors and of systems integrators;

- the use of globally sourced, lower-cost service delivery capabilities within our industry; and

- economic, political and market conditions.

Services revenues carry lower gross margins than license revenues and an overall increase in services revenues as a percentage of total revenues could have an adverse impact on our business.

Because our service revenues have lower gross margins than do our license revenues, an increase in the percentage of total revenues represented by service revenues could have a detrimental impact on our overall gross margins and could adversely affect operating results.

We may be subject to liability in the event we provide inaccurate claims data to payors.

We offer electronic claims submission services as part of our business management services. While we have implemented certain product features designed to maximize the accuracy and completeness of claims submissions, these features may not be sufficient to prevent inaccurate claims data from being submitted to payors. Should inaccurate claims data be submitted to payors, we may be subject to liability claims.

We may experience liability claims arising out of the licensing of our software and provision of services.

Our agreements normally contain provisions designed to limit our exposure to potential liability claims and generally exclude consequential and other forms of extraordinary damages. However, these provisions could be rendered ineffective, invalid or unenforceable by unfavorable judicial decisions or by federal, state, local or foreign laws or ordinances. For example, we may not be able to avoid or limit liability for disputes relating to product performance or the provision of services. If a claim against us were to be successful, we may be required to incur significant expense and pay substantial damages, including consequential or punitive damages, which could have a material adverse effect on our business, operating results and financial condition. Even if we prevail in contesting such a claim, the accompanying publicity could adversely affect the demand for our products and services.

We also rely on certain technology that we license from third parties, including software that is integrated with our internally developed software. Although these third parties generally indemnify us against claims that their technology infringes on the proprietary rights of others, such indemnification is not always available for all types of intellectual property. Often such third-party indemnifiers are not well capitalized and may not be able to indemnify us in the event that their technology infringes on the proprietary rights of others. As a result, we may face substantial exposure if technology we license from a third party infringes on another party's proprietary rights. Defending such infringement claims, regardless of their validity, could result in significant cost and diversion of resources.

We are dependent on our licenses of rights, products and services from third parties, disruptions of which may cause us to discontinue, delay or reduce product shipments.

We are increasingly dependent upon licenses for some of the technology used in our products as well as other products and services from third-party vendors, and the costs of these licenses have increased in recent years. Most of these arrangements can be continued/renewed only by mutual consent and may be terminated for any number of reasons. We may not be able to continue using the technology, products or services made available to us under these arrangements on commercially reasonable terms or at all. As a result, we may have to discontinue, delay or reduce product shipments or services provided until we can obtain equivalent technology or services. Most of our third-party licenses are non-exclusive. Our competitors may obtain the right to use any of the business elements covered by these arrangements and use these elements to compete directly with us. In addition, if our vendors choose to discontinue providing their technology, products or services in the future or are unsuccessful in their continued research and development efforts, we may not be able to modify or adapt our own products. The operation of our products would be impaired if errors occur in third party technology or content that we incorporate, and we may incur additional costs to repair or replace the defective technology or content. It may be difficult for us to correct any errors in third party products because the products are not within our control.

Because we believe that proprietary rights are material to our success, misappropriation of these rights could limit our ability to compete effectively and adversely affect our financial condition.

We are heavily dependent on the maintenance and protection of our intellectual property and we rely largely on a combination of confidentiality provisions in our client agreements, employee nondisclosure agreements, trademark and trade secret laws and other measures to protect our intellectual property. Additionally, our software is not patented or copyrighted. Although we attempt to control access to our intellectual property, unauthorized persons may attempt to copy or otherwise use our intellectual property. There can be no assurance that the legal protections and precautions we take will be adequate to prevent misappropriation of our technology or that competitors will not independently develop technologies equivalent or superior to ours. Monitoring unauthorized use of our intellectual property is difficult, and the steps we have taken may not prevent unauthorized use. If our competitors gain access to our intellectual property, our competitive position in the industry could be damaged. An inability to compete effectively could cause us to lose existing and potential clients and experience lower revenues, revenue growth and profit margins. Third parties could obtain patents that may require us to negotiate licenses to conduct our business, and the required licenses may not be available on reasonable terms or at all. We also rely on nondisclosure agreements with certain employees, and we cannot be certain that these agreements will not be breached or that we will have adequate remedies for any breach.

If we are deemed to infringe on the intellectual property rights of third parties, we could incur unanticipated expense and be prevented from providing our products and services if we cannot obtain licenses to these rights on commercially acceptable terms.

We do not believe that our operations or products infringe on the intellectual property rights of others. However, there can be no assurance that others will not assert infringement or trade secret claims against us with respect to our current or future products. Many participants in the technology industry have an increasing number of patents and patent applications and have frequently demonstrated a readiness to take legal action based on allegations of patent and other intellectual property infringement. Further, as the number and functionality of our products increase, we believe we may become increasingly subject to the risk of infringement claims. If infringement claims are brought against us, these assertions could distract management. We may have to spend a significant amount of money and time to defend or settle those claims. In addition, claims against third parties from which we purchase software could adversely affect our ability to access third-party software for our systems.

If we were found to infringe on the intellectual property rights of others, we could be forced to pay significant license fees or damages for infringement. If we were unable to obtain licenses to these rights on commercially acceptable terms, we would be required to discontinue the sale of our products that contain the infringing technology. Our clients would also be required to discontinue the use of those products. We are unable to insure against this risk on an economically feasible basis. Even if we were to prevail in an infringement lawsuit, the accompanying publicity could adversely impact the demand for our products. Under some circumstances, we agree to indemnify our clients for some types of infringement claims that may arise from the use of our products.

Interruptions in our power supply and/or telecommunications capabilities could disrupt our operations, cause us to lose revenues and/or increase our expenses.

We currently have backup generators to be used as alternative sources of power in the event of a loss of power to our facilities. If these generators were to fail during any power outage, we would be temporarily unable to continue operations at our facilities. This would have adverse consequences for our clients who depend on us for system support, business management, and managed IT and professional services. Any such interruption in operations at our facilities could damage our reputation, harm our ability to retain existing clients and obtain new clients, and result in lost revenue and increased insurance and other operating costs.

We also have clients for whom we store and maintain computer servers containing critical patient and administrative data. Those clients access this data remotely through telecommunications lines. If our power generators fail during any power outage or if our telecommunications lines are severed or impaired for any reason, those clients would be unable to access their mission critical data causing an interruption in their operations. In such event our remote access clients and/or their patients could seek to hold us responsible for any losses. We would also potentially lose those clients, and our reputation could be harmed.


RISKS RELATED TO OUR INDEBTEDNESS


Volatility in and disruption to the global capital and credit markets and tightened lending standards may adversely affect our ability to access credit in the future, the cost of any credit obtained in the future, and the financial soundness of our clients and our business.

Domestic and international events have frequently resulted in volatility and disruption to the global capital and credit markets, often adversely affecting the availability, terms and cost of credit. Although we believe that our operating cash flow and financial assets will give us the ability to meet our financing needs for the foreseeable future, there can be no assurance that the volatility and disruption in the global capital and credit markets will not impair our liquidity or increase the costs of any future borrowing.

Our business could also be negatively impacted to the extent that our hospital clients continue to face tight capital and credit markets and other disruptions resulting from the deteriorating macroeconomic conditions or cuts in Medicare and Medicaid funding. Hospitals may modify, delay or cancel plans to purchase our software systems or services. Additionally, if hospitals' operating and financial performance deteriorates, or if they are unable to make scheduled payments or obtain credit, they may not be able to pay, or may delay payment of, accounts receivable owed to us. Any inability of clients to pay us for our products and services may adversely affect our earnings and cash flow.

Tightened lending standards and the absence of third-party credit has resulted in many of our hospital clients seeking financing arrangements from us to purchase our software systems and services. These financing arrangements impact our short-term operating cash flow and cash available. Should the requests for these financing arrangements continue or increase, our business could be negatively impacted by our inability to finance these arrangements. In addition, the absence of credit could negatively impact our existing financing receivables should our clients with financing arrangements be unable to meet their obligations.

Our substantial indebtedness may adversely affect our available cash flow and our ability to operate our business, remain in compliance with debt covenants and make payments on our indebtedness.

As of December 31, 2024, we had approximately $172.8 million in principal amount of indebtedness, which includes $56.4 million under our term loan facility and $116.4 million borrowed under our revolving credit facility. We also had $43.6 million of unused commitments under our revolving credit facility as of December 31, 2024.

Our substantial indebtedness increases the possibility that we may be unable to generate cash sufficient to pay, when due, the principal of, interest on or other amounts due in respect of our indebtedness. Our substantial indebtedness, combined with our other financial obligations and contractual commitments, could have important consequences. For example, it could:

- make it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations under any of our debt instruments, including restrictive covenants, could result in an event of default under such instruments;

- make us more vulnerable to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation;

- require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes;

- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

- place us at a competitive disadvantage compared to our competitors that are less highly leveraged and therefore able to take advantage of opportunities that our indebtedness prevents us from exploiting; and

- limit our ability to borrow additional amounts for working capital, capital expenditures, acquisitions, debt service requirements, execution of our business strategy or other purposes.

Any of the above listed factors could have a material adverse effect on our business, prospects, results of operations and financial condition. Furthermore, our interest expense could increase if interest rates increase because our debt bears interest at floating rates, which could adversely affect our cash flows. If we do not have sufficient earnings to service our debt, we may be required to refinance all or part of our existing debt, sell assets, borrow more money or sell securities, none of which we can guarantee we will be able to do.

In addition, the credit agreement governing our term loan facility and revolving credit facility contains restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. See "The terms of the credit agreement governing our term loan facility and revolving credit facility may restrict our current and future operations, particularly our ability to respond to changes in our business or to take certain actions."

Despite our current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt, which could exacerbate the risks associated with our substantial leverage.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future, including secured indebtedness. Although the credit agreement governing our term loan facility and revolving credit facility contains restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. If new debt is added to our or our subsidiaries' current debt levels, the related risks that we face would be increased.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control, and any failure to meet our debt service obligations could have a material adverse effect on our business, prospects, results of operations and financial condition.

Our ability to pay interest on and principal of our debt obligations principally depends upon our operating performance. As a result, prevailing economic conditions and financial, business and other factors, many of which are beyond our control, will affect our ability to make these payments.

If we do not generate sufficient cash flow from operations to satisfy our debt service obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our indebtedness, selling assets, reducing or delaying capital investments or capital expenditures or seeking to raise additional capital. Our ability to restructure or refinance our debt, if at all, will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. In addition, the terms of existing or future debt instruments may restrict us from adopting some of these alternatives. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance our obligations at all or on commercially reasonable terms, could affect our ability to satisfy our debt obligations and have a material adverse effect on our business, prospects, results of operations and financial condition.

The terms of the credit agreement governing our term loan facility and revolving credit facility may restrict our current and future operations, particularly our ability to respond to changes in our business or to take certain actions.

Our term loan facility and revolving credit facility contain, and any future indebtedness of ours would likely contain, a number of restrictive covenants that impose significant operating restrictions, including restrictions on our ability to engage in acts that may be in our best long-term interests.

The credit agreement governing our term loan facility and revolving credit facility includes covenants restricting, among other things, our ability to:

- incur additional debt;

- incur liens and encumbrances;

- pay dividends on our equity securities or payments to redeem, repurchase or retire our equity securities;

- enter into restrictive agreements;

- make investments, loans and acquisitions;

- merge or consolidate with any other person;

- dispose of assets;

- enter into sale and leaseback transactions;

- engage in transactions with our affiliates; and

- materially alter the business we conduct.

The operating restrictions and covenants in these debt agreements and any future financing agreements may adversely affect our ability to finance future operations or capital needs or to engage in other business activities. The credit agreement requires compliance with a consolidated net leverage ratio test and a fixed charge coverage ratio test. On March 10, 2023, the calculation of the fixed charge coverage ratio was amended to specifically exclude from the definition of fixed charges the Company's share repurchases conducted during the third and fourth quarters of 2022. As of September 30, 2023, we were not in compliance with the fixed charge coverage ratio required by the credit agreement. On November 8, 2023, the Company and the subsidiary guarantors entered into a Waiver with Regions Bank, as administrative agent, and various other lenders, which provided for a waiver of this failure as an event of default. Similarly, we were not in compliance with this ratio as of December 31, 2023, and we received another waiver of this failure as an event of default pursuant to the Fourth Amendment to the credit agreement entered into by the parties on February 29, 2024. Any failure by us to comply with this or another covenant in the future may result in an event of default. There can be no assurance that we will be able to continue to comply with this covenant or obtain amendments to avoid future covenant violations, or that such amendments will be available on commercially acceptable terms.

Our ability to comply with these covenants may be affected by events beyond our control, and any material deviations from our forecasts could require us to seek waivers or amendments of covenants, alternative sources of financing or reductions in expenditures. In addition, the outstanding indebtedness under our term loan facility and revolving credit facility is, subject to certain exceptions, secured by security interests in substantially all of our and the subsidiary guarantors' tangible and intangible assets (subject to certain exceptions). A breach of any of the restrictive covenants in the credit agreement governing our term loan facility and revolving credit facility would result in a default, and our lenders may elect to declare all outstanding borrowings, together with accrued interest and other fees, to be immediately due and payable, or enforce and foreclose on their security interest and liquidate some or all of such pledged assets. The lenders under our term loan facility and revolving credit facility also have the right in these circumstances to terminate any commitments they have to provide further borrowings.

RISKS RELATED TO OUR COMMON STOCK AND OTHER GENERAL RISKS

We are subject to changes in and interpretations of financial accounting matters that govern the measurement of our performance, one or more of which could adversely affect our business, financial condition, cash flows, revenue and results of operations.

Based on our reading and interpretations of relevant guidance, principles or concepts issued by, among other authorities, the American Institute of Certified Public Accountants, the Financial Accounting Standards Board and the Securities and Exchange Commission, we believe revenue received pursuant to our current sales and licensing contract terms and business arrangements have been properly recognized. However, there continue to be issued interpretations and guidance for applying the relevant standards to a wide range of sales and licensing contract terms and business arrangements that are prevalent in the software industry. Future interpretations or changes by the regulators of existing accounting standards, including Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606, *Revenue from Contracts with Customers,* or changes in our business practices could result in changes in our revenue recognition and/or other accounting policies and practices that could adversely affect our business, financial condition, cash flows, revenue and results of operations.

We may be required to record additional significant charges to earnings if our goodwill or intangible assets become impaired.

We are required under U.S. generally accepted accounting principles ("U.S. GAAP") to test our goodwill for impairment annually or more frequently if indicators for potential impairment exist. Indicators that are considered include significant changes in performance relative to expected operating results, significant changes in the use of the assets, significant negative industry, or economic trends, or a significant decline in the Company's stock price and/or market capitalization for a sustained period of time. In addition, we periodically review our intangible assets for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. Factors that may be considered a change in circumstances indicating that the carrying value of our intangible assets may not be recoverable include slower growth rates, the loss of significant clients, or divestiture of a business or asset for less than its carrying value. We may be required to record a significant charge to earnings in our consolidated financial statements during the period in which any impairment of our goodwill or intangible assets is determined. We recorded a goodwill impairment charge of $35.9 million in the fourth quarter of 2023, $21.9 million of which was associated with our post-acute Patient Care reporting unit and $14.0 million of which was associated with our acute Patient Care reporting unit. These impairment charges had a significant negative effect on our consolidated net income for the year ended December 31, 2023. We subsequently sold our post-acute Patient Care business in January 2024. The Company finalized the accounting for the sale and a material gain or loss was not recorded in 2024 since the related asset impairments were recorded in 2023.

Exclusive of our post-acute Patient Care reporting unit, which was disposed of in January 2024, we have remaining goodwill of $172.6 million as of December 31, 2024. Any future impairment charges could have a material adverse impact on our results of operations. There are inherent uncertainties in management's estimates, judgments and assumptions used in assessing recoverability of goodwill and intangible assets. Any changes in key assumptions, including failure to meet business plans, a deterioration in the market, or other unanticipated events and circumstances, may affect the accuracy or validity of such estimates and could potentially result in an impairment charge.

The unpredictability of our quarterly operating results may cause us to fail to meet revenues or earnings expectations which could cause the price of our common stock to fluctuate or decline.

There is no assurance that consistent quarterly growth in our business will occur. Our quarterly revenues may fluctuate and may be difficult to forecast for a variety of reasons. For example, prospective clients often take significant time evaluating our system and related services before making a purchase decision. Moreover, a prospective client who has placed an order for our system could decide to cancel that order or postpone installation of the ordered system. If a prospective client delays or cancels a scheduled system installation during any quarter, we may not be able to schedule a substitute system installation during that quarter. The amount of revenues that would have been generated from that installation will be postponed or lost. The possibility of delays or cancellations of scheduled system installations could cause our quarterly revenues to fluctuate.

The following factors may also affect demand for our products and services and cause our quarterly revenues to fluctuate:

- changes in client budgets and purchasing priorities;

- the ability of our clients to obtain financing for the purchase of our products;

- the financial stability of our clients;

- the specific mix of software, hardware and services in orders from clients;

- the timing of new product announcements and product introductions by us and our competitors;

- market acceptance of new products, product enhancements and services from us and our competitors;

- product and price competition;

- our success in expanding our sales and marketing programs;

- the availability and cost of system components;

- delay of revenue recognition to future quarters due to an increase in the sales of our remote access SaaS services;

- the length of sales cycles and installation processes;

- changes in revenue recognition or other accounting guidelines employed by us and/or established by the Financial Accounting Standards Board or other rulemaking bodies;

- accounting policies concerning the timing of recognition of revenue;

- personnel changes; and

- general market and economic factors.

Variations in our quarterly revenues may adversely affect our operating results. In each fiscal quarter, our expense levels, operating costs and hiring plans are based on projections of future revenues and are relatively fixed. Because a significant percentage of our expenses are relatively fixed, a variation in the timing of systems sales, implementations and installations can cause significant variations in operating results from quarter to quarter. As a result, we believe that interim period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Further, our historical operating results are not necessarily indicative of future performance for any particular period.

In addition, from time to time, we may release earnings guidance or other forward-looking statements in our earnings releases, earnings conference calls or otherwise regarding our future performance that represent our management's estimates as of the date of release. Some or all of the assumptions of any future guidance that we furnish may not materialize or may vary significantly from actual future results. Any failure to meet guidance or analysts' expectations could have a material adverse effect on the trading price or trading volume of our common stock.

Our common stock price has periodically experienced significant volatility, which could result in substantial losses for investors purchasing shares of our common stock and in litigation against us.

Volatility may be caused by a number of factors including but not limited to:

- actual or anticipated quarterly variations in operating results;

- rumors about our performance, software solutions, or merger and acquisition activity;

- changes in expectations of future financial performance or changes in estimates of securities analysts;

- governmental regulatory action;

- healthcare reform measures;

- client relationship developments;

- purchases or sales of Company stock;

- changes occurring in the markets in general;

- macroeconomic conditions, both nationally and internationally; and

- other factors, many of which are beyond our control.

Furthermore, the stock market in general, and the market for software, healthcare and high technology companies in particular, has experienced significant volatility in recent years that often has been unrelated to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the trading price of our common stock, regardless of actual operating performance.

Moreover, in the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources.

As a result of the inherent limitations in our internal control over financial reporting, misstatements due to error or fraud may occur and not be detected.

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in reports we file with or submit to the SEC under the Securities Exchange Act of 1934 ("Exchange Act") is accumulated and communicated to management and recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. In addition, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by an unauthorized override of the controls.

Most of our facilities are located in an area vulnerable to hurricanes and tropical storms, and the occurrence of a severe hurricane, similar storm or other natural disaster could cause damage to our facilities and equipment, which could require us to cease or limit our operations.

A portion of our facilities and employees are located within 30 miles of the coast of the Gulf of Mexico. Our facilities are vulnerable to significant damage or destruction from hurricanes and tropical storms. Such disasters may become more frequent and/or severe as the result of climate change. We are also vulnerable to damage from other types of disasters, including tornadoes, fires, floods and similar events. If any disaster were to occur, our ability to conduct business at our facilities could be seriously impaired or completely destroyed. This would have adverse consequences for our clients who depend on us for system support or business management, consulting and managed IT services. Also, the servers of clients who use our remote access services could be damaged or destroyed in any such disaster. This would have potentially devastating consequences to those clients. Although we have an emergency recovery plan, including back-up systems in remote locations, there can be no assurance that this plan will effectively prevent the interruption of our business due to a natural disaster. Furthermore, the insurance we maintain may not be adequate to cover our losses resulting from any natural disaster or other business interruption. Moreover, we could be affected by climate change and other environmental issues to the extent such issues adversely affect the general economy, adversely impact our supply chain or increase the costs of supplies needed for our operations, or otherwise result in disruptions impacting the communities in which our facilities are located.

We are exposed to market risk related to interest rate changes.

We are exposed to market risk related to changes in interest rates as a result of the floating interest rates applicable to the outstanding debt under our term loan facility and revolving credit facility. The interest rate for the outstanding debt under our term loan facility and revolving credit facility as of December 31, 2024 was 7.69%. Each of our credit facilities continues to bear interest at a rate per annum equal to an applicable margin plus, at our option, either (1) the Adjusted Secured Overnight Financing Rate ("SOFR") rate for the relevant interest period, subject to a floor of 0.50%, (2) an alternate base rate determined by reference to the greater of (a) the prime lending rate of Regions, (b) the federal funds rate for the relevant interest period plus one half of one percent per annum and (c) the one month SOFR rate, subject to the aforementioned floor, plus one percent per annum, or (3) a combination of (1) and (2). The applicable margin for SOFR loans and the letter of credit fee ranges from 1.8% to 3.0%. The applicable margin for base rate loans ranges from 0.8% to 2.0%, in each case based on the Company's consolidated net leverage ratio. A one hundred basis point change in interest rate on our borrowings outstanding as of December 31, 2024 would result in a change in interest expense of approximately $1.7 million annually.

Macroeconomic conditions could have a materially adverse impact on our business, financial condition, or results of operations.

In recent months, record levels of inflation have resulted in significant volatility and disruptions in the global economy. In response to rising inflation, central banks, including the United States Federal Reserve, have tightened their monetary policies and raised interest rates, and such measures may continue if there is a period of sustained heightened inflation. Higher interest rates and volatility in financial markets could lead to additional economic uncertainty or recession. Increased inflation rates have increased our and our suppliers' operating costs, including labor costs. There is no assurance that we will be able to promptly increase our pricing to offset our increased costs in a higher inflationary environment, or that our operations will not be materially impacted by rising inflation and its broader effect on the markets in which we operate in the future. Impacts from inflationary pressures could be more pronounced and materially adversely impact aspects of our business where revenue streams and costs commitments are linked to contractual agreements that extend into the future, as we may not be able to quickly or easily adjust pricing, reduce costs, or implement countermeasures. We are unable to predict the impact of efforts by central banks and federal, state, and local governments to combat elevated levels of inflation. If their efforts to create downward pressure on inflation are too aggressive, they may lead to a recession. Alternatively, if they are insufficient or are not sustained long enough to bring inflation to lower, more acceptable levels, our customers' ability or willingness to spend on healthcare information technology may be impacted for a prolonged period of time. If a recession occurs, economies weaken, or inflationary trends continue, our business and operating results could be materially adversely affected.

Moreover, a potential U.S. federal government shutdown resulting from budgetary decisions, a prolonged continuing resolution, breach of the federal debt ceiling, or a potential U.S. sovereign default may increase uncertainty and volatility in the global economy and financial markets. The expansion of tariffs on goods imported into the U.S., as well as responsive or related policies enacted in other countries, could negatively impact various international trading relationships, economies, inflation, and labor and currency markets. Weak economic conditions or significant uncertainty regarding the stability of financial markets related to stock market volatility, inflation, recession, changes in tariffs, trade agreements or governmental fiscal, monetary and tax policies, among others, could adversely impact our business, financial condition and operating results.

We have identified material weaknesses in our internal control over financial reporting in the past, one of which continues as of the date hereof. If we fail to develop and maintain effective internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and may adversely affect our business, financial condition and results of operations.

As reported in prior filings with the Securities and Exchange Commission (the "SEC"), we have identified material weaknesses in our internal control over financial reporting in the past. As detailed in Item 9A in this Annual Report on Form 10-K, we identified a material weakness related to the Company's revenue business cycle which existed as of December 31, 2023 and continued as of the date hereof.

We are required under Section 404 of the Sarbanes-Oxley Act to furnish a report by management on the effectiveness of our internal control over financial reporting and to include a report by our independent auditors attesting to such effectiveness. If we are unable to remediate the existing material weakness and to develop and maintain effective internal control over financial reporting, or if the Company's management concludes that we have any additional material weaknesses in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, also could restrict our future access to the capital markets. Any failure by us to maintain effective internal control over financial reporting could adversely affect our ability to report accurately our financial condition or results of operations.

We do not anticipate paying any dividends on our common stock.

We do not anticipate paying any cash dividends on our common stock in the foreseeable future. If we do not pay cash dividends, you would receive a return on your investment in our common stock only if the market price of our common stock is greater at the time you sell your shares than the market price at the time you bought your shares.

Actions of activist stockholders against us could be disruptive and costly. The possibility that activist stockholders may wage proxy contests or seek representation on our Board could cause uncertainty about the strategic direction of our business.

Stockholders may from time to time engage in proxy solicitations, submit stockholder proposals or Board nominations or otherwise attempt to effect changes, assert influence, or acquire some level of control over us. We have been and may continue to be subject to activism in the future. For example, we recently engaged in a process with two of our significant stockholders, which culminated in our entering into a cooperation agreement with each of these stockholders and resulting changes in our corporate governance. The stockholders agreed to customary standstill provisions during the term of the cooperation agreement, which we expect will expire in December 2025. Activist stockholders may seek to effect changes in our strategic direction, and how our company is governed, through changes to our Board or otherwise. While our Board and management team will continue to strive to maintain constructive, ongoing communications with our stockholders, and welcome their views and opinions with the goal of enhancing value for all stockholders, activist campaigns that seeks to further replace members of our Board or bring about changes in our strategic direction could have an adverse effect on us because:

- Responding to actions by activist stockholders, including related litigation and settlement of activism, can disrupt our operations, can be costly and time-consuming, and can divert the attention of our Board and senior management team from the pursuit of business objectives, which could adversely affect our results of operations and financial condition;

- Perceived uncertainties as to our future direction as a result of changes to the composition of our Board may lead to the perception of an adverse change in the direction of the business, instability, or lack of continuity, which may be exploited by our competitors, result in the loss of potential business opportunities, cause concern for our current or potential clients and vendors, and make it more difficult to attract and retain qualified personnel and business partners;

- These types of actions could cause significant fluctuations in our stock price based on temporary or speculative market perceptions or other factors that do not necessarily reflect the underlying fundamentals and prospects of a particular business; and

- If individuals are elected to our Board with a specific agenda, it may adversely affect our ability to effectively implement our business strategy and to create additional value for our stockholders.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 1C.   CYBERSECURITY

Our business operations, including the provision of the products and services described above, involve the compilation and transmission of confidential information, including patient health information. We also collect and store other sensitive data such as credit card, insurance, and other information. We have included security features in our systems that are intended to protect the privacy and integrity of this information, but our systems may be vulnerable to security breaches, viruses, programming errors and other similar disruptive problems.

The Board of Directors is responsible for exercising oversight of management's identification of, and planning for, the material risks facing the Company, and we believe our risk management policies and procedures are adequate to ensure that relevant information about cybersecurity risks and incidents is appropriately reported and disclosed. In October 2017, the Board authorized the formation of a Cybersecurity Committee, which is now known as the Governance, Risk & Compliance ("GRC") Committee. Our cybersecurity risk management process, which are discussed in greater detail below, are led by the GRC Committee. The GRC Committee is currently comprised of the Chief Technology and Innovation Officer, Chief Financial Officer, General Managers of the business units, Corporate Security Officer, Corporate Privacy Officer, and General Counsel and Corporate Compliance Officer. The GRC Committee generally meets weekly, and has a formal meeting quarterly, to discuss the primary security and compliance-related risks currently facing the Company, including cybersecurity risks. The General Counsel and Corporate Compliance Officer then provides updates to the Board at each regular quarterly meeting. Annually, the full Board participates in cybersecurity training and discusses the internal incident management process with the GRC Committee.

In October 2020, the Board created the Innovation and Technology Committee to aid the Board in its duties to assess and oversee the management of risks in the areas of information technology, information and data security, cybersecurity, disaster recovery, data privacy and business continuity. This committee oversees the GRC Committee's activities relating to information technology and cybersecurity matters, and seeks to enhance communication and coordination of efforts between the Board and management in these areas. The members of the Innovation and Technology Committee monitor the prevention, mitigation, detection, and remediation of cybersecurity incidents through their management of and participation in the cybersecurity risk management process described below, including the operation of our incident response plan.

Additionally, we have a Security Operations Center ("SOC") to oversee several initiatives designed to improve our cybersecurity protection, readiness and response. The Company partnered with a third party to provide Security as a Service ("SECaaS") to assist our internal SOC in reducing the likelihood and impact of a cybersecurity attack. The SOC oversees penetration testing, vulnerability scanning, intrusion prevention, endpoint and insider threat detection, log management and other cybersecurity-related projects. The Company also consulted with third parties to achieve ISO 27001 certification related to information security management, which was achieved starting in 2020 and maintained every year since.

Our SOC team members have over 35 years of combined work experience in various roles involving managing information security, developing cybersecurity strategy, implementing effective information and cybersecurity programs, and developing and overseeing programs and policies related to various areas, including incident response, eDiscovery, forensic investigations, log analysis, malware analysis, risk management, physical security, and enterprise security operations, as well as several relevant degrees and certifications, including Masters degrees in Cybersecurity and Information Assurance, Bachelors degrees in Information Technology, BS Information Systems and Cybersecurity, Certified Information Systems Security Professional, Certified Ethical Hacker, Computer Hacking Forensic Investigator, A+, Network+, Security+, MS Sentinel, a Degree in forensic science and others being worked on. Prior work experience, knowledge, skills, or background for the SOC team include: law enforcement, DoD contractor work in cybersecurity, heavy involvement in numerous large scale intrusion investigations, published author of an Intrusion Analysis book, presentations at numerous conferences focused on cybersecurity, hundreds of forensic analysis cases, prior employment by other companies as cybersecurity/SOC analysts, and continuous on the job training

We have a cybersecurity-specific risk assessment process, which helps identify our cybersecurity threat risks by comparing our process to industry standards and best practices standards set by the National Institute of Standards and Technology ("NIST") and the International Organization for Standardization ("ISO"), as well as by engaging experts to attempt to infiltrate our information systems, as such term is defined in Item 106(a) of Regulation S-K. Our cybersecurity program includes controls designed to identify, protect against, detect, respond to and recover from information and cybersecurity incidents, as such term is defined in Item 106(a) of Regulation S-K, and to provide for the availability of critical data and systems and to maintain regulatory compliance. These controls include the following activities:

a. closely monitor emerging data protection laws and implement changes to our processes designed to comply;
b. conduct annual customer data handling and use requirements training for all our employees;
c. conduct annual cybersecurity management and incident training for employees involved in our systems and processes that handle sensitive data;
d. conduct regular phishing email simulations for all employees and all contractors with access to corporate email systems to enhance awareness and responsiveness to such possible threats;
e. through policy, practice and contract (as applicable), require employees, as well as third-parties who provide services on our behalf, to protect customer information and data;
f. run tabletop exercises to simulate a response to a cybersecurity incident and use the findings to improve our processes and technologies;
g. leverage the NIST and ISO incident handling frameworks to help us identify, protect, detect, respond, and recover when there is an actual or potential cybersecurity incident; and
h. maintain multiple layers of controls, including embedding security into our technology investments.

We perform periodic internal and third-party assessments to test our cybersecurity controls and regularly evaluate our policies and procedures surrounding our handling and control of personal data and the systems we have in place to help protect us from cybersecurity or personal data breaches, and we perform periodic internal and third-party assessments to test our controls and to help us identify areas for continued focus, improvement, and/or compliance. An example of the assessment we use is the ISO 27001 assessment that was implemented started in 2020. Our team is continually evaluating our technology vendors and tools to ensure that we are managing evolving threats to the best of our ability.

Our processes also address cybersecurity threat risks associated with our use of third-party service providers, including those in our supply chain or who have access to our customer and employee data or our systems. Third-party risks are included within our enterprise risk management program, as well as our cybersecurity-specific risk identification program, both of which are discussed above. In addition, cybersecurity considerations affect the selection and oversight of our third-party service providers. We perform diligence on third-parties that have access to our systems, data or facilities that house such systems or data, and continually monitor cybersecurity threat risks identified through such diligence. Additionally, we generally require those third parties that could introduce significant cybersecurity risk to us to agree by contract to manage their cybersecurity risks in specified ways, and to agree to be subject to cybersecurity audits, which we conduct as appropriate. Finally, all users employed by or contracted to the Company are required to complete annual cybersecurity education and training, which includes identifying suspicious emails, internet threats, telecommunication threats and ransomware.

We describe whether and how risks from identified cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition, under the heading "*Breaches of security and viruses in our systems could result in client claims against us and harm to our reputation causing us to incur expenses and/or lose clients*" included as part of our risk factor disclosures at Item 1A of this Annual Report on Form 10-K,which disclosure is incorporated by reference herein. Although we maintain cybersecurity insurance to reduce potential financial losses that may stem from cybersecurity incidents, the costs related to cybersecurity threats or disruptions may not be fully insured.

ITEM 2.   PROPERTIES

In April 2021, the Company relocated its principal executive office pursuant to a sublease for 20,093 square feet of office space in downtown Mobile, Alabama. In June 2022, the downtown location lease agreement was modified from a sublease to a lease with the property owners. In addition to the downtown and another location in Mobile, Alabama, we lease office space in Ridgeland, Mississippi and Pottsville, Pennsylvania. The terms of these leases generally range in length from six to ten years, and all of the leases contain an option to extend the lease period. During 2024, the following leases expired and were not renewed: Glenwood, Minnesota, Spokane, Washington and Rockville, Maryland. We believe our existing facilities are sufficient for our current needs.

The Company held property located on approximately 16.5 acres in Mobile, Alabama, which included approximately 135,500 square feet of office space spread throughout numerous buildings and 11.3 acres of undeveloped real property adjacent to the buildings. The majority of the buildings were sold in October 2024, and one remaining 3,500 square foot building and 11.3 acres were held for sale as of December 31, 2024.

ITEM 3.   LEGAL PROCEEDINGS

From time to time, we have been and may again become involved in legal proceedings arising in the ordinary course of our business. We are not presently a party to any litigation or legal proceedings that we believe to be material and we are not aware of any pending or threatened litigation against us that we believe could have a material adverse effect on our business, operating results, financial condition or cash flows. See Note 16 to the consolidated financial statements.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5.   **MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES**

Market for TruBridge Common Stock

As of March 12, 2025, there were approximately 81 registered holders of our common stock, as provided to us by our transfer agent. This number does not include the number of beneficial owners whose shares are held in "street" names by broker-dealers and other institutions who hold shares on behalf of their clients. As of March 12, 2025, there were 14,870,198 shares of common stock outstanding.

TruBridge's common stock is listed on the NASDAQ Global Select Market under the symbol "TBRG." Prior to March 4, 2024, TruBridge's common stock was listed under the symbol "CPSI."

Dividends

On September 4, 2020, our Board of Directors opted to indefinitely suspend all quarterly dividends. The indefinite suspension of quarterly dividends was concurrent with the authorization of a stock repurchase program, aligning with the Company's capital allocation strategy that prioritizes flexibility to allow for more opportunistic uses of capital. Our Board of Directors will take into account such matters as general business conditions, capital needs, our financial results, available liquidity and such other factors as our Board of Directors may deem relevant in future dividend declarations. Additionally, the terms of our Credit Agreement restrict our ability to pay dividends and make share repurchases. Refer to Note 13 of the consolidated financial statements included herein for additional detail regarding our credit facilities.

Purchases of Equity Securities

On September 4, 2020, our Board of Directors approved a stock repurchase program under which we could repurchase up to $30.0 million of our common stock through September 3, 2022. On July 27, 2022, the Board of Directors extended the expiration date of the stock repurchase program to September 4, 2024. The share repurchase program expired according to its terms on September 4, 2024. The Company repurchased 340,732 and 49,789 shares during 2022 and 2023, respectively, and no shares during 2024 pursuant to the share repurchase program. Any future stock repurchase transactions may be made through open market purchases, privately-negotiated transactions, or otherwise in compliance with Rule 10b-18 under the securities Exchange Act of 1934, as amended.

ITEM 6.   [Reserved]

ITEM 7.   **MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

You should read the following discussion of our financial condition and results of operations in conjunction with the "Selected Financial Data" and our financial statements and the related notes included elsewhere in this Annual Report. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those set forth under "Risk Factors" and elsewhere in this Annual Report.

Background

During much of the Company's history, our strategy, operations, and financial results have been largely associated with developments in the electronic health record ("EHR") industry. With the rapid maturity of the EHR industry and the increasing prevalence of and demand for outsourced revenue cycle management ("RCM") services and complementary solutions, we've seen our strategy, operations, and financial results naturally evolve to become more heavily associated with RCM, with RCM-related revenues comprising 64% of our consolidated revenue for 2024. In recognition of this significant shift in strategic focus, Computer Programs and Systems, Inc. changed its corporate name to TruBridge, Inc. on March 4, 2024. Contemporaneous with this name change, the former wholly-owned subsidiaries Evident, LLC, TruBridge, LLC, and TruCode, LLC were merged into the parent company, while the former wholly-owned subsidiary Rycan Technologies, Inc. was merged into its parent and another wholly-owned subsidiary, Healthland Holding Inc. With these changes, the Company's remaining legal structure includes TruBridge, Inc., the parent company, with Viewgol, LLC ("Viewgol"), TruBridge Healthcare Private Limited, iNetXperts, Corp. d/b/a Get Real Health, Healthcare Resource Group, Inc. ("HRG"), Healthland Holding Inc. and Healthland, Inc. as its wholly-owned direct and indirect subsidiaries.

Founded in 1979, TruBridge is a leading provider of healthcare services and solutions for community hospitals, their clinics and other healthcare systems. Our combined companies are focused on helping improve the health of the communities we serve, connecting communities for a better patient care experience, and improving the financial operations of our customers.

The Company operates its business in two operating segments, which are also our reportable segments: Financial Health and Patient Care. These reporting segments contribute towards the combined focus of improving the health of the communities we serve as follows:

- The Financial Health reporting segment focuses on providing business management, consulting, and managed IT services along with a complete RCM solution for all care settings, regardless of their primary healthcare information solutions provider.

- The Patient Care segment provides comprehensive acute care EHR solutions and related services for community hospitals and their physician clinics. The Patient Care segment also offers comprehensive patient engagement and empowerment technology solutions to improve patient outcomes and engagement strategies with care providers.

Our companies currently support community hospitals and other healthcare systems with a geographically diverse patient mix within the domestic community healthcare market. Our target market for our Financial Health and Patient Care solutions includes community hospitals with fewer than 400 acute care beds and their clinics, as well as independent or small to medium sized chains of skilled nursing facilities. 97% of our Patient Care hospital customer base is comprised of hospitals with fewer than 100 beds.

See Note 18 to the consolidated financial statements included herein for additional information on our two reportable segments.

Management Overview

Strategy

Our core strategy is to achieve meaningful long-term revenue growth by cross-selling Financial Health services into our existing Patient Care customer base, expanding Financial Health market share with sales to new community hospitals and larger health systems, and pursuing competitive Patient Care takeaway opportunities. We may also seek to grow through acquisitions of businesses, technologies or products if we determine that such acquisitions are likely to help us meet our strategic goals.

Our growth strategy is heavily dependent on our ability to cross-sell Financial Health services to our Patient Care customer base. As such, retention of our existing Patient Care customers is a key component of our long-term growth strategy by protecting this base of potential Financial Health customers, while at the same time serving as a leading indicator of our market position and stability of revenues and cash flows.

We determine retention rates by reference to the amount of beginning-of-period Patient Care recurring revenues that have not been lost due to customer attrition from our production environment customer base. Production environment customers are those that are using our applications to document live patient encounters, as opposed to legacy environment customers that have view-only access to historical patient records. Since 2019, these retention rates have consistently remained in the mid-to-high 90th percentile ranges. Specifically, we achieved retention rates between 92.1% and 98.2% in 2021 through 2024, as EHR product consolidation has led to an increase in attrition from our non-flagship products during recent years (retention for our flagship EHR product was approximately 97.3% in 2024). We have increased customer retention efforts by enhancing support services, investing in tooling and instrumentation to proactively monitor for potential disruptions, and deploying in-application experience software that delivers application-specific insights while using our products.

As we pursue meaningful long-term revenue growth by leveraging Financial Health as a growth agent, we are placing ever-increasing value in further developing our already significant recurring revenue base to further stabilize our revenues and cash flows. As such, maintaining and growing recurring revenues are key components of our long-term growth strategy, aided by the aforementioned focus on customer retention. This includes a renewed focus on driving demand for subscriptions for our existing technology solutions and expanding the footprint for Financial Health services beyond our Patient Care customer base.

While the combination of revenue growth and operating leverage is expected to result in increased margin realization, we also look to increase margins through specific cost containment measures where appropriate as we continue to leverage opportunities for greater operating efficiencies.

Industry Dynamics

Turbulence in the U.S. and worldwide economies and financial markets impacts almost all industries. While the healthcare industry is not immune to economic cycles, we believe it is more significantly affected by U.S. regulatory and national health initiatives. In recent years, there have been significant changes to provider reimbursement by the U.S. federal government, followed by commercial payers and state governments. There is increasing pressure on healthcare organizations to reduce costs and increase quality while replacing the fee-for-service reimbursement model in part by enrolling in an advanced payment model that incentivizes high-quality, cost effective-care via value-based reimbursement. This pressure could further encourage adoption of healthcare IT and increase demand for business management, consulting, and managed IT services, as the future success of these healthcare providers is greatly dependent upon their ability to engage patient populations and to coordinate patient care across a multitude of settings, while optimizing operating efficiency along the way.

Additionally, healthcare organizations with a large dependency on Medicare and Medicaid populations, such as community hospitals, have been affected by the challenging financial condition of the federal government and many state governments and government programs. Accordingly, we recognize that prospective hospital clients often do not have the necessary capital to make investments in information technology while those with the necessary capital have become more selective in their investments. Despite these challenges, we believe healthcare IT will be an area of continued investment due to its unique potential to improve safety and efficiency and reduce costs while meeting current and future regulatory, compliance and government reimbursement requirements.

Patient Care License Model Preferences

Much of the variability in our periodic revenues and profitability has been and will continue to be due to changing demand for different license models for our technology solutions, with variability in operating cash flows further impacted by the financing decisions within those license models. Our technology solutions are generally deployed in one of two license models: (1) perpetual licenses, for which the related revenue is recognized effectively upon installation, and (2) "Software as a Service" or "SaaS" arrangements, including our Cloud Electronic Health Record ("Cloud EHR") offering, which generally result in revenue being recognized monthly as the services are provided over the term of the arrangement.

The overwhelming majority of our historical Patient Care installations have been under a perpetual license model, but customer demand has dramatically shifted towards a SaaS license model in the past several years. SaaS license models made up only 12% of annual new acute care Patient Care installations in 2018, increasing to 100% during 2022 through 2024. These SaaS offerings are attractive to our clients because this configuration allows them to obtain access to advanced software products without a significant initial capital outlay. We expect this trend to continue for the foreseeable future, with the resulting impact on the Company's financial statements being reduced Patient Care revenues in the period of installation in exchange for increased recurring periodic revenues (reflected in Patient Care revenues) over the term of the SaaS arrangement. This naturally places downward pressure on short-term revenue growth and profitability metrics, but benefits long-term revenue growth and profitability which, in our view, is consistent with our goal of delivering long-term shareholder value.

For customers electing to purchase our technology solutions under a traditional perpetual license, we have historically made financing arrangements available on a case-by-case basis, depending on the various aspects of the proposed contract and customer attributes. These financing arrangements have comprised the majority of our perpetual license installations over the past several years, and include short-term payment plans and longer-term lease financing through us or third-party financing companies. The aforementioned shift in customer preference towards SaaS arrangements has significantly reduced the frequency of new financing arrangements for customer purchases under a perpetual license. When combined with scheduled payments on existing financing arrangements, the reduced frequency of new financing arrangements has resulted in a substantial reduction in financing receivables during 2024.

For those perpetual license clients not seeking a financing arrangement, the payment schedule of the typical contract is structured to provide for a scheduling deposit due at contract signing, with the remainder of the contracted fees due at various stages of the installation process (delivery of hardware, installation of software and commencement of training, and satisfactory completion of a monthly accounting cycle or end-of-month operation by each respective application, as applicable).

Margin Optimization Efforts

Our core growth strategy includes margin optimization by identifying opportunities to further improve our cost structure by executing against initiatives related to organizational realignment, expanded use of offshore resources and the use of automation to increase the efficiency and value of our associates' efforts. Specifically, since 2021, we have implemented a reduction in force intended to more effectively align our resources with business priorities and the Scaled Agile Framework® throughout our EHR product development, implementation and support functions to enhance cohesion, time-to-market and customer satisfaction. This framework is a set of organization and workflow patterns intended to guide enterprises in scaling lean and agile practices and promote alignment, collaboration, and delivery across large numbers of agile teams.

Additionally, margin optimization initiatives of expanded utilization of offshore resources and automation have commenced and, to date, have provided meaningful efficiencies to our operations, particularly within the Financial Health business. As a service organization, Financial Health's cost structure is heavily dependent upon human capital, subjecting it to the complexities and risks associated with this resource. Chief among these complexities and risks is the ever-present pressure of wage inflation, which has compelled the Company to make compensation adjustments that are outside of historical norms. Prior to our October 2023 acquisition of Viewgol, we were solely reliant upon third-party partnerships for offshore resources, increasing both the execution risk of this initiative and the related cost of scaling this labor force. With Viewgol as a subsidiary, we have greatly enhanced our control over the resource availability for this initiative and we expect to achieve meaningful per-unit cost efficiencies.

We believe that our efforts towards margin optimization are well-timed, enabling a rapid response to actual or expected wage inflation in order to preserve Financial Health profitability, but we cannot guarantee that these efforts will fully eliminate any related margin deterioration.

In addition to wage inflation, we are a party to contracts with certain third-party suppliers and vendors that allow for annual price adjustments indexed to inflation. While we continually seek to proactively manage controllable expenses, inflationary pressure on costs has led to, and could lead to, erosion of margins.

2024 Financial Overview

In the fourth quarter of 2022, the Company started to make changes to its organizational structure and management system to better align the Company's operating model with its strategic initiatives. With these changes, the Company realigned its reportable segments from three reportable segments of (i) RCM, (ii) EHR, and (iii) Patient Engagement to two reportable segments of (i) RCM and (ii) EHR. The Patient Engagement segment results have been transitioned into the EHR segment. During the Company's realignment, the reportable segments naming convention was updated. The previously reported RCM segment has been updated to Financial Health and the former EHR segment has been updated to Patient Care. Throughout this discussion, prior-year results have been recast to conform with the change in reportable segments noted above.

We generated revenues of $342.6 million from the sale of our products and services during 2024, compared to $336.0 million during 2023. The increase was primarily due to organic growth in the Financial Health segment and inorganic growth from the acquisition of Viewgol, partially offset by the sale of American HealthTech, Inc (AHT), the Company's post-acute care EHR business. Net income (loss) increased by $28.0 million to a net loss of $20.4 million during 2024, compared to a net loss of $48.4 million during 2023. This was driven by an increase in operating income of $52.7 million primarily due to the impairment charges of $35.9 million and $2.3 million recognized on goodwill and a trademark asset, respectively, during 2023, along with a reduction in costs of revenue in 2024. Corresponding to this increased profitability, net cash provided by operating activities increased by $31.1 million, from $1.1 million provided by operations during 2023 to $32.1 million provided by operations during 2024.

Results of Operations

The following table sets forth certain items included in our results of operations for each of the three years in the period ended December 31, 2024, expressed as a percentage of our total revenues for these periods:

	Year ended December 31,					
	2024		2023		2022	
(In thousands)	Amount	% Sales	Amount	% Sales	Amount	% Sales
INCOME DATA:						
Revenues:						
Financial Health	$ 217,672	63.5 %	$ 192,325	57.2 %	$ 179,870	55.1 %
Patient Care	124,974	36.5 %	143,630	42.8 %	146,778	44.9 %
Total revenues	342,646	100.0 %	335,955	100.0 %	326,648	100.0 %
Expenses						
Costs of revenue (exclusive of amortization and depreciation)						
Financial Health	116,891	34.1 %	110,192	32.8 %	97,024	29.7 %
Patient Care	51,640	15.1 %	65,676	19.5 %	69,517	21.3 %
Total costs of revenue (exclusive of amortization and depreciation)	168,531	49.2 %	175,868	52.3 %	166,541	51.0 %
Product development	34,456	10.1 %	37,246	11.1 %	31,898	9.8 %
Sales and marketing	27,059	7.9 %	28,049	8.3 %	27,131	8.3 %
General and administrative	76,992	22.5 %	76,153	22.7 %	54,965	16.8 %
Amortization	27,627	8.1 %	24,522	7.3 %	20,887	6.4 %
Depreciation	1,346	0.4 %	1,946	0.6 %	2,443	0.7 %
Goodwill impairment	—	— %	35,913	10.7 %	—	— %
Trademark impairment	—	— %	2,342	0.7 %	—	— %
Total expenses	336,011	98.1 %	382,039	113.7 %	303,865	93.0 %
Operating income (loss)	6,635	1.9 %	(46,084)	(13.7)%	22,783	7.0 %
Other income (expense):						
Other income (expense)	(670)	(0.2)%	745	0.2 %	1,618	0.5 %
Interest expense	(16,169)	(4.7)%	(12,521)	(3.7)%	(6,320)	(1.9)%
Total other income (expense)	(16,839)	(4.9)%	(11,776)	(3.5)%	(4,702)	(1.4)%
Income (loss) before taxes	(10,204)	(3.0)%	(57,860)	(17.2)%	18,081	5.5 %
Provision (benefit) for income taxes	10,235	3.0 %	(9,426)	(2.8)%	2,214	0.7 %
Net income (loss)	$ (20,439)	(6.0)%	$ (48,434)	(14.4)%	$ 15,867	4.9 %

2024 Compared to 2023

Revenues

Total revenues for the year ended December 31, 2024 increased by $6.7 million, or 2.0%, compared to the year ended December 31, 2023.

Financial Health revenues increased by $25.3 million, or 13%, compared to 2023, primarily due to the acquisition of Viewgol, which increased Financial Health revenue by $16.3 million. Revenues excluding Viewgol increased by $9.0 million, driven by new contracts.

Patient Care revenues decreased by $18.7 million, or 13%, from the year ended December 31, 2023, primarily due to the sale of AHT and the sunset of our Centriq platform, and were comprised of the following for the years ended December 31, 2024 and 2023:

	Year ended December 31,	
(In thousands)	2024	2023
Recurring Patient Care revenues [1]		
Acute Care	$ 110,794	$ 115,184
Post-acute Care	597	14,712
Total recurring Patient Care revenues	111,391	129,896
Non-recurring Patient Care revenues [2]		
Acute Care	13,513	12,316
Post-acute Care	70	1,418
Total non-recurring Patient Care revenues	13,583	13,734
Total Patient Care revenue	$ 124,974	$ 143,630

[1] Mostly comprised of support and maintenance, third-party subscriptions, and SaaS revenues.

[2] Mostly comprised of installation revenues from the sale of our acute and post-acute care Patient Care solutions and related applications under a perpetual (non-subscription) licensing model.

Recurring Patient Care revenues decreased by $18.5 million, or 14%, compared to 2023. The decrease was driven by the sale of AHT in January 2024, which caused a decrease in post-acute care recurring revenues of $14.1 million. Acute care recurring revenues decreased by $4.4 million driven by a decline in support revenues due to customer migration to SaaS arrangements and the sunset of our Centriq platform.

Non-recurring Patient Care revenues decreased by $0.2 million, or 1%, compared to 2023. This decrease was primarily due to the sale of AHT in January 2024.

Patient Care revenues for 2024 included $0.7 million in revenues from AHT, which the Company sold in January 2024. See Note 3 to the consolidated financial statements included herein for more information.

Costs of Revenue (exclusive of amortization and depreciation)

Total costs of revenue (exclusive of amortization and depreciation) decreased by $7.3 million compared to 2023. As a percentage of total revenues, costs of revenue (exclusive of amortization and depreciation) decreased slightly to 49% during 2024 compared to 52% during 2023.

Costs associated with our Financial Health revenues increased by $6.7 million, or 6%, compared to 2023, driven by increased costs of revenue from Viewgol of $5.3 million. Costs associated with revenues excluding Viewgol increased by $1.4 million, primarily from incremental offshore costs to support organic revenue growth.

Costs associated with our Patient Care revenues decreased by $14.0 million, or 21%, compared to 2023, primarily due to (i) the sale of AHT in January 2024, which decreased payroll and software costs, (ii) our vendor savings initiative, which led to software expense reductions, and (iii) headcount reduction as a result of our voluntary early retirement program in 2023 and labor force optimization in 2024.

Product Development

Product development expenses consist primarily of compensation and other employee-related costs (including stock-based compensation) and infrastructure costs incurred, but not capitalized, for new product development and product enhancements. Product development costs decreased by $2.8 million, or 7%, compared to 2023, primarily due to labor cost optimization.

Sales and Marketing

Sales and marketing costs decreased by $1.0 million, or 4%, compared to 2023 driven by reduced payroll and marketing program costs.

General and Administrative

General and administrative expenses increased by $0.8 million, or 1%, compared to 2023. The increase was mainly driven by an increase in stock compensation of $2.1 million and incremental expenses resulting from the acquisition of Viewgol of $4.9 million. This was partially offset by a decrease in non-recurring severance costs of $4.8 million and a decrease in reorganization costs of $1.9 million.

Amortization & Depreciation

Combined amortization and depreciation expense increased by $2.5 million, or 9%, as increasing capitalized software development asset balances resulted in an increase in the related amortization.

Trademark & Goodwill Impairment

During 2024, the Company had no trademark or goodwill impairment compared to the combined impairment charges related to trademark intangibles and goodwill of $38.3 million in 2023.

Total Other Income (Expense)

Total other income (expense) increased to expense of $16.8 million during 2024 compared to expense of $11.8 million during 2023. Higher interest rates and a higher debt level resulted in a $3.6 million increase in interest expense.

Income (Loss) Before Taxes

As a result of the foregoing factors, income (loss) before taxes improved to a loss of $10.2 million in 2024, compared to a loss of $57.9 million in 2023.

Provision (Benefit) for Income Taxes

Our effective income tax rates for 2024 and 2023 were (100)% and 16%, respectively. Our effective tax rate for 2024 was significantly impacted by a $12.7 million federal and state valuation allowance recorded on deferred tax assets as of December 31, 2024. This valuation allowance primarily relates to capitalized research and expenditures and capital loss carryforwards that are not more likely than not to be realized.

Net Income (Loss)

Net Income (loss) for 2024 improved by $28.0 million to a loss of $20.4 million, or a loss of $1.38 per basic and diluted share, compared to a loss of $48.4 million, or $3.34 per basic and diluted share, for 2023.

Supplemental Segment Information

Our reportable segments have been determined in accordance with ASC 280 - *Segment Reporting*. We have two reportable operating segments: Financial Health and Patient Care. We evaluate each of our two operating segments based on segment revenues and segment adjusted EBITDA.

Adjusted EBITDA consists of GAAP net income (loss) as reported and adjusts for (i) deferred revenue purchase accounting adjustments arising from purchase allocation adjustments related to business acquisitions; (ii) depreciation expense; (iii) amortization of software development costs; (iv) amortization of acquisition-related intangible assets; (v) stock-based compensation; (vi) severance and other non-recurring charges; (vii) interest expense and other, net; (viii) impairment of goodwill; (ix) impairment of trademark intangibles; (x) (gain) loss on contingent consideration; and (xi) the provision (benefit) for income taxes. The segment measurements provided to and evaluated by the chief operating decision makers ("CODM") are described in Note 18 to the condensed consolidated financial statements. These results should be considered in addition to, and not as a substitute for, results reported in accordance with GAAP.

The following table presents a summary of the revenues and adjusted EBITDA of our two operating segments for the years ended December 31, 2024 and 2023.

| | Year Ended December 31, | | Change | |
	2024	2023	$	%
(In thousands)				
Revenues by segment:				
Financial Health	$ 217,672	$ 192,325	$ 25,347	13 %
Patient Care	124,974	143,630	(18,656)	(13)%
Adjusted EBITDA by segment:				
Financial Health	$ 36,163	$ 23,196	$ 12,967	56 %
Patient Care	20,407	20,900	(493)	(2)%

Segment Revenues

Refer to the corresponding discussion of revenues for each of our reportable segments previously provided under the *Revenues* heading of this Management's Discussion and Analysis. There are no intersegment revenues to be eliminated in computing segment revenue.

Segment Adjusted EBITDA - Year Ended December 31, 2024 Compared with Year Ended December 31, 2023

Financial Health adjusted EBITDA increased by $13.0 million, or 56%, compared to 2023. While revenues have increased by $25.3 million, or 13%, this growth has been partially offset by an increase in costs of revenue (exclusive of amortization and depreciation) of $6.7 million, or 6%. The adjusted EBITDA increase was due to the Viewgol acquisition as well as incremental revenue from new contracts.

Patient Care adjusted EBITDA decreased by $0.5 million, or 2%, compared to 2023. Revenues decreased by $18.7 million, or 13%, driven by the sale of AHT in January 2024 and a decline in support revenues due to customer migration to SaaS arrangements and the sunset of our Centriq platform. This was partially offset by a decrease in cost of revenues of $14.0 million due to lower payroll and software costs as a result of our vendor savings initiative, the voluntary early retirement program, and labor force optimization.

2023 Compared to 2022

For a discussion and analysis of changes in financial condition and results of operations for the year ended December 31, 2023 as compared to the year ended December 31, 2022, refer to our Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on March 15, 2024.

Liquidity and Capital Resources

Sources of Liquidity

As of December 31, 2024, our principal sources of liquidity consisted of cash and cash equivalents of $12.3 million and our remaining borrowing capacity under the revolving credit facility of $43.6 million, compared to $3.8 million of cash and cash equivalents and $24.3 million of remaining borrowing capacity under the revolving credit facility as of December 31, 2023. In January 2016, we entered into a syndicated credit agreement which provided for a $125 million term loan facility and a $50 million revolving credit facility. On June 16, 2020, we entered into an Amended and Restated Credit Agreement that increased the aggregate principal amount of our credit facilities to $185 million, which included a $75 million term loan facility and a $110 million revolving credit facility. On May 2, 2022, we entered into a First Amendment to the Amended Restated Credit Agreement that further increased the aggregate principal amount of our credit facilities to $230 million, which included a $70 million term loan facility and a $160 million revolving credit facility.

As of December 31, 2024, we had $172.8 million in principal amount of indebtedness outstanding under the credit facilities. We believe that our cash and cash equivalents of $12.3 million as of December 31, 2024, our future operating cash flows, and our remaining borrowing capacity under the revolving credit facility of $43.6 million as of December 31, 2024, taken together, provide adequate resources to fund ongoing cash requirements for the next twelve months and beyond. We cannot provide assurance that our actual cash requirements will not be greater than we expect as of the date of filing of this Annual Report on Form 10-K. If sources of liquidity are not available or if we cannot generate sufficient cash flow from operations during the next twelve months, we may be required to obtain additional sources of funds through additional operational improvements, capital market transactions, asset sales or financing from third parties, a combination thereof or otherwise. We cannot provide assurance that these additional sources of funds will be available or, if available, would have reasonable terms. Aside from normal operating cash requirements, obligations under our Credit Agreement (as discussed below) and operating leases, and opportunistic uses of capital in share repurchases and business acquisition transactions, we do not have any material cash commitments or planned cash commitments. Although the Company currently has no obligations related to planned acquisitions, the Company's strategy includes the potential for future acquisitions, which may be funded through draws on the credit facilities or the use of the other sources of liquidity described above.

Operating Cash Flow Activities

Net cash provided by operating activities increased by $31.1 million from $1.1 million for 2023 to $32.1 million for 2024, as the Company's net income (loss) increased by $28.0 million. The increase in cash flows provided by operations was partially driven by the increased collections from improved working capital management and the timing of income tax payments.

Investing Cash Flow Activities

Net cash provided by (used in) investing activities increased by $64.2 million, to cash provided by investing activities of $4.1 million during 2024, compared to cash used in investing activities of $60.1 million during 2023. This increase in cash provided by investing activities was due to the completion of our sale of AHT in January 2024 for proceeds of $21.4 million, a decrease in investments in software development, and the sale of property during the second half of 2024.

Financing Cash Flow Activities

During 2024, our financing activities were a net use of cash in the amount of $27.7 million, as long-term debt principal payments of $56.3 million and $0.4 million used to repurchase shares of our common stock were partially offset by $29.5 million in borrowings from our revolving line of credit. During 2023, our financing activities were a net source of cash provided in the amount of $55.9 million, as $67.0 million in borrowings from our revolving line of credit were partially offset by long-term debt principal payments of $8.5 million and $2.6 million used to repurchase shares of our common stock.

Stock Repurchases

On September 4, 2020, our Board of Directors approved a stock repurchase program to repurchase up to $30.0 million in aggregate amount of the Company's outstanding shares of common stock through open market purchases, privately-negotiated transactions, or otherwise in compliance with Rule 10b-18 under the Securities Exchange Act of 1934, as amended. On July 27, 2022, our Board of Directors extended the expiration of the stock repurchase program to September 4, 2024. The share repurchase program expired according to its terms on September 4, 2024. These shares could be purchased from time to time throughout the duration of the stock repurchase program depending upon market conditions. Our ability to repurchase any shares in future periods is subject to approval of a new repurchase program by our Board of Directors and compliance with the terms of our Amended and Restated Credit Agreement. Concurrent with the authorization of this stock repurchase program in September 2020, the Board of Directors opted to indefinitely suspend all quarterly dividends.

Common Stock Rights Agreement

On March 26, 2024, the Board of Directors declared a dividend of one right (a "Right") for each of the Company's issued and outstanding shares of common stock. The dividend was paid to the stockholders of record at the close of business on April 4, 2024. The complete description and terms of the Rights were set forth in the Rights Agreement, dated as of March 26, 2024, by and between the Company and ComputerShare Trust Company, N.A. as rights agent, as amended by the Amendment to the Rights Agreement dated as of April 22, 2024 (as amended, the "Rights Agreement"). On February 11, 2025, the Company and Computershare Trust Company, N.A. entered into the Second Amendment to the Rights Agreement. The amendment terminated the Rights Agreement by accelerating the expiration time of the Rights Agreement to expire on February 12, 2025. At the time of the termination of the Rights Agreement, all of the Rights, which were previously distributed to holders of the Company's issued and outstanding common stock, par value $0.001, pursuant to the Rights Agreement, expired.

Each Right initially entitled the registered holder, subject to the terms of the Rights Agreement, to purchase from the Company one half of a share of common stock, at an exercise price of $28.00 for each one half of a share of common stock (equivalent to $56.00 for each whole share of common stock), subject to certain adjustments. The Rights would only become exercisable upon the occurrence of certain events as described in the Rights Agreement.

The Company analyzed the terms governing the Rights under ASC 480, Distinguishing Liabilities from Equity, and concluded that the Rights were a freestanding financial instrument that qualified for liability classification. Specifically, the provisions within the Rights Agreement provided for scenarios outside of the Company's control that could require the Company to settle a portion of the Rights in cash, rather than in shares of common stock.

The Rights were only exercisable upon the occurrence of certain events, which had not occurred as of the end of the reporting period. As it was not considered likely that these events would occur, the Company considered the likelihood of exercise to be remote and had not ascribed value to the Rights as of December 31, 2024.

Credit Agreement

As of December 31, 2024, we had $56.4 million in principal amount outstanding under the term loan facility and $116.4 million in principal amount outstanding under the revolving credit facility. Each of our credit facilities continues to bear interest at a rate per annum equal to an applicable margin plus, at our option, either (1) the Adjusted SOFR rate for the relevant interest period, subject to a floor of 0.50%, (2) an alternate base rate determined by reference to the greater of (a) the prime lending rate of Regions, (b) the federal funds rate for the relevant interest period plus one half of one percent per annum and (c) the one month SOFR rate, subject to the aforementioned floor, plus one percent per annum, or (3) a combination of (1) and (2). The applicable margin for SOFR loans and the letter of credit fee ranges from 1.8% to 3.0%. The applicable margin for base rate loans ranges from 0.8% to 2.0%, in each case based on the Company's consolidated net leverage ratio.

Principal payments with respect to the term loan facility are due on the last day of each fiscal quarter beginning June 30, 2022, with quarterly principal payments of approximately $0.9 million through March 31, 2027, with maturity on May 2, 2027 or such earlier date as the obligations under the Amended and Restated Credit Agreement, become due and payable pursuant to the terms of such agreement. Any principal outstanding under the revolving credit facility is due and payable on the maturity date.

Our credit facilities are secured pursuant to the Amended and Restated Credit Agreement, dated as of June 16, 2020, among the parties identified as obligors therein and Regions, as collateral agent, on a first priority basis by a security interest in substantially all of the tangible and intangible assets (subject to certain exceptions) of the Company and certain subsidiaries of the Company, as guarantors (collectively, the "Subsidiary Guarantors"), including certain registered intellectual property and the capital stock of certain of the Company's direct and indirect subsidiaries. Our obligations under the Amended and Restated Credit Agreement are also guaranteed by the Subsidiary Guarantors. Refer to Note 13 of the consolidated financial statements included herein for additional detail regarding our credit facilities.

Bookings

Bookings is a key operational metric used by management to assess the relative success of our sales generation efforts, and were as follows for the years ended December 31, 2024 and 2023, respectively:

(In thousands)	2024	2023
Financial Health[1]	$ 48,860	$ 48,986
Patient Care[2]	33,214	31,253
Total Bookings	$ 82,074	$ 80,239

[1] Generally calculated as the annual contract value

[2] Generally calculated as the total contract value for system sales and SaaS, and annual contract value for maintenance and support

Financial Health bookings during 2024 were effectively flat, decreasing by $0.1 million compared to 2023. Viewgol bookings increased by $2.9 million. Net-new bookings excluding Viewgol decreased by $0.2 million, or 1%, and cross-sell bookings decreased by $2.8 million, or 10%, experiencing uncharacteristically high volatility as the pace of prospective sales decisions slowed.

Patient Care bookings during 2024 increased by $2.0 million, or 6%, compared to 2023. This increase was primarily driven by acute care cross-sell bookings, which increased by $4.9 million, or 31%, and new business bookings, which increased by $0.5

million, or 5% compared to 2023. This was partially offset by post-acute Patient Care bookings, which decreased by $3.5 million due to the sale of AHT in January of 2024.

Bookings represent our sales activity during the periods reported above. The amount and volume of pending contracts at the end of the period is described under "Business – Backlog." Some of the contracts in our backlog are subject to modification or cancellation at the convenience of the customer, or for default in the event that we are unable to perform under the contract. There can be no assurance that our bookings or backlog will result in actual revenue in any particular period, or at all, or that any contract included in backlog will be profitable.

Critical Accounting Policies and Estimates

General

Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. We are required to make some estimates and judgments that affect the preparation of these financial statements. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, but actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition

Revenue is recognized upon transfer of control of promised products or services to clients in an amount that reflects the consideration we expect to receive in exchange for those products and services. We enter into contracts that can include various combinations of products and services, which are generally distinct and accounted for as separate performance obligations. The Company employs the 5-step revenue recognition model under ASC 606, *Revenue from Contracts with Customers,* to: (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. Refer to Note 2 to the consolidated financial statements included herein for further discussion regarding our revenue recognition policies and significant judgments involved in our application of ASC 606. Although we believe that our approach to estimates and judgments regarding revenue recognition is reasonable, actual results could differ and we may be exposed to increases or decreases in revenue that could be material.

Allowance for Credit Losses

Trade accounts receivable are stated at the amount the Company expects to collect and do not bear interest. The collectability of trade receivable balances is regularly evaluated based on a combination of factors such as customer credit-worthiness, past transaction history with the customer, current economic industry trends and changes in customer payment patterns, resulting in the establishment of general reserves. Additionally, if it is determined that a customer will be unable to fully meet its financial obligation, such as in the case of a bankruptcy filing or other material event impacting its business, a specific allowance for credit losses may be recorded to reduce the related receivable to the amount expected to be recovered. Refer to Note 11 to the consolidated financial statements included herein for a detailed discussion about our credit loss accounting policy related to trade accounts receivable.

The Company has sold information and patient care systems to certain healthcare providers under short-term payment plans and sales-type leases. The Company establishes an allowance for credit losses for these financing receivables based on the historical level of customer defaults under such financing arrangements. Additionally, if it is determined that a customer will be unable to meet its financial obligation, such as in the case of a bankruptcy filing or other material event impacting its business, a specific allowances may be recorded to reduce the related receivable to the amount expected to be recovered.

Although we believe that that our approach to estimates and judgments regarding our allowance for credit losses is reasonable, actual results could differ and we may be exposed to increases or decreases in required allowances that could be material.

Business Combinations, including Purchased Intangible Assets

The Company accounts for business combinations at fair value. Acquisition costs are expensed as incurred and recorded in general and administrative expenses. Measurement period adjustments relate to adjustments to the fair value of assets acquired and liabilities assumed based on information that we should have known at the time of acquisition. All changes to purchase accounting that do not qualify as measurement period adjustments are included in current period earnings.

The fair value amount assigned to an intangible asset is based on an exit price from a market participant's viewpoint, and utilizes data such as discounted cash flow analysis and replacement cost models. We review acquired intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the identifiable net tangible and intangible assets acquired. Goodwill is not amortized but is evaluated for impairment annually or more frequently if indicators of impairment are present or changes in circumstances suggest that impairment may exist. We test annually for impairment as of October 1.

As part of our annual goodwill impairment test, we first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If we conclude that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, we conduct a quantitative goodwill impairment assessment which compares the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, an impairment charge is recognized for the amount by which the carrying amount exceeds that reporting unit's fair value. If the fair value of the reporting unit exceeds its carrying amount, the goodwill of the reporting unit is not considered to be impaired.

Critical estimates in valuing certain intangible assets and the fair value of the reporting unit during goodwill impairment tests include, but are not limited to, identifying reporting units, historical and projected customer retention rates, anticipated growth in revenue from the acquired customers, and expected future cash outflows.

Significant judgments in testing goodwill for impairment also include assigning assets and liabilities to the reporting unit and determining the fair value of each reporting unit based on management's best estimates and assumptions, as well as other information compiled by management, including valuations that utilize customary valuation procedures and techniques.

Management's best estimates and assumptions are employed in determining the appropriateness of these assumptions as of the acquisition date and for each subsequent period.

Future business and economic conditions, as well as differences actually related to any of the assumptions, could materially affect the financial statements through impairment of goodwill or intangible assets, and acceleration of the amortization period of the purchased intangible assets, which are finite-lived assets.

Software Development Costs

Software development costs are accounted for in accordance with ASC 350-40, *Internal-Use Software*. Under ASC 350-40, software development costs related to preliminary project activities and post-implementation and maintenance activities are expensed as incurred. We capitalize direct costs related to application development activities that are probable to result in additional functionality. Capitalized costs are amortized on a straight-line basis over five years. We test for impairment whenever events or changes in circumstances that could impact recoverability occur.

Estimates

The Company uses estimates to record certain other transactions and liabilities. These estimates are generally based on management's best judgment, past experience, and utilization of third party services such as actuarial and other expert services. Because these estimates are subjective and variable, actual results could differ significantly from these estimates. Significant estimates included in our financial statements include those for reserves related to uncertain tax positions, bad debt and credit allowances, legal liability exposure or lack thereof, accrued expenses, and (prior to 2023) self-insurance reserves under our health insurance plan.

Quantitative and Qualitative Disclosures about Market and Interest Rate Risk

Our exposure to market risk relates primarily to the potential fluctuations in the Secured Overnight Financing Rate ("SOFR") which replaced the British Bankers Association London Interbank Offered Rate ("LIBOR") as the new benchmark interest rate for our credit facilities. We had $172.8 million of outstanding borrowings under our credit facilities with Regions Bank at December 31, 2024. The term loan facility and revolving credit facility bear interest at a rate per annum equal to an applicable margin plus, at our option, either (1) the Adjusted SOFR rate for the relevant interest period, subject to a floor of 0.5%, (2) an alternate base rate determined by reference to the greatest of (a) the prime lending rate of Regions, (b) the federal funds rate for the relevant interest period plus one half of one percent per annum and (c) the one month SOFR rate, subject to the aforementioned floor, plus one percent per annum, or (3) a combination of (1) and (2). Accordingly, we are exposed to fluctuations in interest rates on borrowings under our credit facilities. A one hundred basis point change in interest rate on our borrowings outstanding as of December 31, 2024 would result in a change in interest expense of approximately $1.7 million annually.

We did not have investments as of December 31, 2024. We do not currently utilize derivative financial instruments to manage our interest rate risks.

Recent Accounting Pronouncements

Reference is made to Note 2 to the consolidated financial statements for a discussion of accounting pronouncements that have been recently issued which we have not yet adopted.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information required by this Item is contained in Item 7 herein under the heading "Quantitative and Qualitative Disclosures about Market and Interest Rate Risk."

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Financial Statements

Index to Financial Statement Schedules

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. TruBridge, Inc.'s (the "Company") internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

> (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

> (ii) provide reasonable assurance that transactions are recorded to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

> (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework (2013).

Based on the assessment, management concluded that there were deficiencies in the Company's internal control over financial reporting related to the Company's revenue processes that were determined to be a material weakness which existed as of December 31, 2023, and continued through December 31, 2024.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

At December 31, 2024, a material weakness existed in that management did not design and maintain effective process level control over the recording of revenue transactions which appropriately considered (1) shifts in the Company's service and product offerings which result in different revenue recognition patterns, (2) customer contract additions, modifications or terminations, (3) contracts requiring manual intervention in the customer billing and/or revenue recognition process, (4) timely recognition of customer credits and rebills, and (5) individual contract terms which require recognition over-time vs. a point in time.

The material weakness described above did not result in any material misstatements in our financial statements or disclosures for any period presented in the accompanying consolidated financial statements. This material weakness could create a reasonable possibility that a material misstatement in our consolidated financial statements would not be prevented or detected on a timely basis.

Management has concluded that the material weakness described above existed as of December 31, 2024. As a result, management has concluded that TruBridge did not maintain effective internal control over financial reporting as of December 31, 2024 based on the criteria in Internal Control-Integrated Framework (2013) issued by COSO.

The independent registered public accounting firm, Grant Thornton LLP, has audited the consolidated financial statements of the Company as of and for the year ended December 31, 2024, and has also issued its report on the effectiveness of the Company's internal control over financial reporting included in this report on page 60.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
TruBridge, Inc.

Opinion on internal control over financial reporting
We have audited the internal control over financial reporting of TruBridge, Inc. (formerly known as Computer Programs and Systems, Inc.) (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2024, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, because of the effect of the material weakness described in the following paragraphs on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2024, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by COSO.

A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment.

As discussed in Management's Report on Internal Control Over Financial Reporting, management identified a material weakness as of December 31, 2024 associated with revenue recognition. The description of the material weakness states that the Company did not design and maintain effective process level control over the recording of revenue transactions which appropriately considered (1) shifts in the Company's service and product offerings which resulted in different revenue recognition patterns, (2) customer contract additions, modifications or terminations, (3) contracts requiring manual intervention in the customer billing and/or revenue recognition process, (4) timely recognition of customer credits and backbills, and (5) individual contract terms which specifically trigger recognition over-time or point-in-time.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2024. The material weakness identified above was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2024 consolidated financial statements, and this report does not affect our report dated March 17, 2025 which expressed an unqualified opinion on those financial statements.

Basis for opinion
The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ GRANT THORNTON LLP

Atlanta, Georgia
March 17, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
TruBridge, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of TruBridge, Inc. (formerly known as Computer Program and Systems, Inc.) (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income (loss), changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and financial statement schedule included under Item 15(a) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated March 17, 2025 expressed an adverse opinion.

Basis for opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

March 31, 2024 Goodwill Impairment Assessment

As described further in Notes 2 and 12 to the consolidated financial statements, management evaluates goodwill for impairment on an annual basis as of October 1, or more frequently if impairment indicators exist, at the reporting unit level. Management estimated the fair values of its reporting units using a combination of the income and market approaches. The determination of fair value of the reporting units requires management to make significant estimates and assumptions related to forecasts of future revenues, gross margin, EBITDA and discount rates. We identified the assessment impairment of the March 31, 2024 interim period goodwill impairment assessments of the reporting units as a critical audit matter.

The principal considerations for our determination that the March 31, 2024 interim period goodwill impairment assessment of the reporting units is a critical audit matter is that changes in the assumptions related to forecasts of future revenues, gross margin, EBITDA and discount rates could materially affect the determination of the fair value of the reporting unit, the amount of any goodwill impairment charge, or both. Management utilized significant judgment when estimating the fair value and carrying value of the reporting units. In turn, auditing management's judgments regarding forecasts of future revenues, gross margin, EBITDA and the discount rates applied, involved a high degree of subjectivity due to the estimation uncertainty of management's significant judgments.

Our audit procedures related to the March 31, 2024 interim period goodwill impairment assessment of the reporting units included the following, among others:

- We evaluated the design and tested the operating effectiveness of internal controls related to the goodwill impairment assessment of the reporting units, including internal controls over determination of the fair values of the reporting units and the identification of triggering events.

- We tested management's process for determining the fair value and carrying value of the reporting units. These tests included evaluating the appropriateness of the valuation methods, testing the completeness, accuracy, and relevance of data used by management, and evaluating the reasonableness of management's significant assumptions, which included forecasted revenue growth rates, gross margin, and EBITDA. We tested whether these forecasts were reasonable and consistent with historical performance and third-party market data.

- With assistance of valuation specialists, we tested the Company's discounted cash flow models for the reporting units, including the reasonableness of the utilized discount rate.

- With the assistance of valuation specialists, we tested the Company's use of the market approach, including the reasonableness of the selected EBITDA market multiples.

Sufficiency of Audit Evidence in Response to Material Weakness

As described further in item 9A. Controls and Procedures, management identified a material weakness as of December 31, 2024 associated with revenue recognition. The description of the material weakness states that the Company did not design and maintain an effective process level control over the recording of revenue transactions which appropriately considered (1) shifts in the Company's service and product offerings which result in different revenue recognition patterns, (2) customer contract additions, modifications or terminations, (3) contracts requiring manual intervention in the customer billing and/or revenue recognition process, (4) timely recognition of customer credits and backbills, and (5) individual contract terms which specifically trigger recognition over-time or point-in-time.

We identified the evaluation of the sufficiency of audit evidence in response to the material weakness described above as a critical audit matter. Evaluating the sufficiency of audit evidence obtained related to revenues required auditor judgment because of the pervasiveness of the material weakness in revenues that existed throughout the year ended December 31, 2024.

Following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed over revenues and we:

- Increased the number of revenue sample selections for testing compared to the number we would have selected if the Company's controls were designed and operating effectively for the year.

- Performed specific testing of credit memos issued during the year.

- Performed specific cutoff testing to determine that revenue was recognized in the appropriate period.

- Analyzed the aged accounts receivable to validate amounts billed to customers.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2004.

Atlanta, Georgia
March 17, 2025

TRUBRIDGE, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)

	December 31, 2024	December 31, 2023
Assets		
Current assets:		
Cash and cash equivalents	$ 12,324	$ 3,848
Accounts receivable, net of allowance for credit losses of $5,861 and $3,631	53,753	56,243
Current portion of financing receivables, net of allowance for credit losses of $417 and $319	4,663	3,997
Inventories	767	475
Prepaid income taxes	2,886	2,463
Prepaid expenses and other current assets	15,275	15,807
Assets held for sale	606	25,977
Total current assets	90,274	108,810
Property and equipment, net	2,294	8,974
Software development costs, net	41,474	39,139
Operating lease right-of-use assets	3,092	5,192
Financing receivables, less current portion, net of allowance for credit losses of $21 and $97	232	1,226
Other assets, less current portion	7,786	7,314
Intangible assets, net	76,707	89,213
Goodwill	172,573	171,909
Total assets	$ 394,432	$ 431,777
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 15,040	$ 10,133
Current portion of long-term debt	2,980	3,141
Deferred revenue	10,653	8,677
Accrued vacation	4,770	5,410
Income taxes payable	3,538	—
Other accrued liabilities	15,994	19,892
Liabilities held for sale	—	977
Total current liabilities	52,975	48,230
Long-term debt, less current portion	168,598	195,270
Operating lease liabilities, less current portion	2,293	3,074
Deferred tax liabilities	1,871	1,230
Total liabilities	225,737	247,804
Commitments and contingencies (Note 16)		
Stockholders' equity:		
Common stock, $0.001 par value per share; 30,000 shares authorized; 15,522 shares issued at December 31, 2024 and 15,121 shares issued at December 31, 2023	15	15
Additional paid-in capital	201,066	195,546
Retained earnings (loss)	(14,952)	5,487
Accumulated other comprehensive income	45	—
Treasury stock, 619 shares at December 31, 2024 and 572 shares at December 31, 2023	(17,479)	(17,075)
Total stockholders' equity	168,695	183,973
Total liabilities and stockholders' equity	$ 394,432	$ 431,777

The accompanying notes are an integral part of these consolidated financial statements.

TRUBRIDGE, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year ended December 31,		
	2024	**2023**	**2022**
Revenues:			
Financial Health	$ 217,672	$ 192,325	$ 179,870
Patient Care	124,974	143,630	146,778
Total revenues	342,646	335,955	326,648
Expenses:			
Costs of revenue (exclusive of amortization and depreciation):			
Financial Health	116,891	110,192	97,024
Patient Care	51,640	65,676	69,517
Total costs of revenue (exclusive of amortization and depreciation)	168,531	175,868	166,541
Product development	34,456	37,246	31,898
Sales and marketing	27,059	28,049	27,131
General and administrative	76,992	76,153	54,965
Amortization	27,627	24,522	20,887
Depreciation	1,346	1,946	2,443
Goodwill impairment	—	35,913	—
Trademark impairment	—	2,342	—
Total expenses	336,011	382,039	303,865
Operating income (loss)	6,635	(46,084)	22,783
Other income (expense):			
Interest expense	(16,169)	(12,521)	(6,320)
Other income (expense)	(670)	745	1,618
Total other expense	(16,839)	(11,776)	(4,702)
Income (loss) before taxes	(10,204)	(57,860)	18,081
Provision (benefit) for income taxes	10,235	(9,426)	2,214
Net income (loss)	$ (20,439)	$ (48,434)	$ 15,867
Net income (loss) per share - basic	$ (1.38)	$ (3.34)	$ 1.08
Net income (loss) per share - diluted	$ (1.38)	$ (3.34)	$ 1.08
Weighted average shares outstanding used in per common share computations:			
Basic	14,300	14,187	14,356
Diluted	14,300	14,187	14,356

The accompanying notes are an integral part of these consolidated financial statements.

TRUBRIDGE, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In thousands)

	Year ended December 31,		
	2024	**2023**	**2022**
Net income (loss)	$ (20,439)	$ (48,434)	$ 15,867
Other comprehensive income:			
Foreign currency translation adjustment	45	—	—
Comprehensive income (loss)	$ (20,394)	$ (48,434)	$ 15,867

The accompanying notes are an integral part of these consolidated financial statements.

TRUBRIDGE, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands)

	Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Comprehensive Income	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balance at December 31, 2021	14,734	$ 15	$ 187,079	$ —	$ 38,054	$ (2,576)	$ 222,572
Net income	—	—	—	—	15,867	—	15,867
Common stock issued upon exercise of stock options	4	—	23	—	—	—	23
Issuance of restricted stock	189	—	—	—	—	—	—
Forfeiture of restricted stock	(14)	—	—	—	—	—	—
Stock-based compensation	—	—	5,173	—	—	—	5,173
Treasury stock purchases	—	—	—	—	—	(11,924)	(11,924)
Balance at December 31, 2022	14,913	$ 15	$ 192,275	$ —	$ 53,921	$ (14,500)	$ 231,711
Net loss	—	—	—	—	(48,434)	—	(48,434)
Issuance of restricted stock	210	—	—	—	—	—	—
Forfeiture of restricted stock	(2)	—	—	—	—	—	—
Stock-based compensation	—	—	3,271	—	—	—	3,271
Treasury stock purchases	—	—	—	—	—	(2,575)	(2,575)
Balance at December 31, 2023	15,121	$ 15	$ 195,546	$ —	$ 5,487	$ (17,075)	$ 183,973
Net loss	—	—	—	—	(20,439)	—	(20,439)
Foreign currency translation adjustments	—	—	—	45	—	—	45
Issuance of restricted stock	503	—	—	—	—	—	—
Forfeiture of restricted stock	(102)	—	—	—	—	—	—
Stock-based compensation	—	—	5,520	—	—	—	5,520
Treasury stock purchases	—	—	—	—	—	(404)	(404)
Balance at December 31, 2024	15,522	$ 15	$ 201,066	$ 45	$ (14,952)	$ (17,479)	$ 168,695

The accompanying notes are an integral part of these consolidated financial statements.

TRUBRIDGE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year ended December 31,		
	2024	**2023**	**2022**
Operating Activities			
Net income (loss)	$ (20,439)	$ (48,434)	$ 15,867
Adjustments to net income (loss):			
Provision for expected credit losses	3,669	1,920	992
Deferred taxes	1,859	(11,305)	(6,688)
Stock based compensation	5,520	3,271	5,173
Depreciation	1,346	1,946	2,443
Gain on sale of business	(1,529)	—	—
Amortization of acquisition-related intangibles	12,505	16,426	17,403
Amortization of software development costs	15,122	8,096	3,484
Amortization of deferred finance costs	504	359	332
Gain on contingent consideration	(1,044)	—	(565)
Goodwill impairment	—	35,913	—
Trademark impairment	—	2,342	—
Loss on extinguishment of debt	—	—	125
Loss on disposal of property and equipment	3,895	117	—
Non-cash operating lease costs	2,273	1,602	2,166
Changes in operating assets and liabilities (net of acquired assets and liabilities):			
Accounts receivable	94	(7,839)	(12,428)
Financing receivables	(68)	2,659	6,144
Inventories	(292)	309	71
Prepaid expenses and other current assets	3,576	(4,554)	(2,930)
Accounts payable	3,734	3,075	(1,429)
Deferred revenue	2,580	(2,913)	61
Operating lease liabilities	(1,842)	(2,063)	(2,019)
Other liabilities	(2,411)	1,894	275
Income taxes, net	3,083	(1,762)	3,898
Net cash provided by operating activities	32,135	1,059	32,375
Investing Activities			
Sale of business, net of cash and cash equivalents sold	21,410	—	—
Purchases of property and equipment	(1,643)	(346)	(270)
Proceeds from sale of property and equipment	2,475	—	—
Purchase of business, net of cash received	(664)	(36,705)	(43,364)
Investment in software development	(17,457)	(23,059)	(19,097)
Net cash provided by (used in) investing activities	4,121	(60,110)	(62,731)
Financing Activities			
Proceeds from long-term debt	—	—	575
Payments of long-term debt principal	(7,500)	(3,500)	(3,563)
Proceeds from revolving line of credit	29,497	67,023	48,000
Payments of revolving line of credit	(48,803)	(5,000)	(5,300)
Debt issuance cost	(529)	—	—
Payments of contingent consideration	—	—	(1,935)
Proceeds from exercise of stock options	—	—	23
Treasury stock purchases	(404)	(2,575)	(11,924)
Net cash provided by (used in) by financing activities	(27,739)	55,948	25,876
Increase (decrease) in cash and cash equivalents	8,517	(3,103)	(4,480)
Change in cash and cash equivalents included in assets sold	$ (41)	$ —	$ —
Cash and cash equivalents at beginning of year	3,848	6,951	11,431
Cash and cash equivalents at end of year	$ 12,324	$ 3,848	$ 6,951

Continued on following page.

TRUBRIDGE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS - (Continued)
(In thousands)

	Year ended December 31,		
	2024	2023	2022
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 16,222	$ 9,298	$ 5,863
Cash paid for income taxes, net of refunds	$ 5,261	$ 3,659	$ 4,765

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE OF OPERATIONS

Founded in 1979, TruBridge, Inc. ("TruBridge" or the "Company") is a leading provider of healthcare solutions and services for community hospitals, their clinics and other healthcare systems. Previously named Computer Programs and Systems, Inc., the Company changed its name to TruBridge, Inc. on March 4, 2024 in a Company-wide rebranding and legal entity consolidation. During 2023, TruBridge was the parent of the following companies – Evident, LLC ("Evident"), Healthland Holding Inc. ("HHI"), Healthland Inc., Rycan Technologies, Inc., American HealthTech, Inc. ("AHT"), TruBridge, LLC, iNetXperts, Corp d/b/a Get Real Health, TruCode LLC ("TruCode"), Healthcare Resource Group, Inc. ("HRG"), Viewgol, LLC ("Viewgol"), and TruBridge Healthcare Private Limited. Following the sale of AHT and legal entity consolidation in early 2024, TruBridge is the parent of Viewgol, TruBridge Healthcare Private Limited, Get Real Health, HRG, HHI, and Healthland, Inc., as its wholly-owned direct and indirect subsidiaries. Our combined companies are focused on helping improve the health of the communities we serve, connecting communities for a better patient care experience, and improving the financial operations of our customers.

The Company operates its business in two operating segments, which are also our reportable segments: Financial Health and Patient Care. These reporting segments contribute towards the combined focus of improving the health of the communities we serve as follows:

- The Financial Health reporting segment focuses on providing a complete Revenue Cycle Management ("RCM") solution for all care settings, regardless of their primary healthcare information solutions provider along with business management, consulting, managed IT services, analytics and business intelligence.

- The Patient Care segment provides comprehensive acute care solutions and related services for community hospitals and their physician clinics. In January 2024, the Company disposed of its interest in American HealthTech, Inc. ("AHT"), its post-acute care electronic health record ("EHR") business, refer to Note 3 - Business Combinations and Disposals for more information. The Patient Care segment also offers comprehensive patient engagement and empowerment technology solutions to improve patient outcomes and engagement strategies with care providers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements of TruBridge include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Cash and Cash Equivalents

Cash and cash equivalents can include time deposits and certificates of deposit with original maturities of three months or less that are highly liquid and readily convertible to a known amount of cash. These assets are stated at cost, which approximates market value, due to their short duration or liquid nature.

Presentation

Reportable Segments Presentation Changes

In May 2024, the Company realigned its reporting structure due to certain organizational changes. As a result, the Company changed from three reportable segments of (i) Revenue Cycle Management ("RCM"), (ii) Electronic Health Records ("EHR"), and (iii) Patient Engagement to two reportable segments of (i) RCM and (ii) EHR. The Patient Engagement segment results have been transitioned into the EHR segment. As part of the realignment, the reportable segment naming convention was updated. The previously reported RCM segment has been updated to Financial Health, and the former EHR segment has been updated to Patient Care. The change in reportable segments is intended to improve connectivity and alignment between the two business units to better serve our clients and more accurately reflect how the Company's management views and operates the business. All prior segment information has been recast to reflect the Company's new segment structure and current period presentation. Refer to Note 18 - Segment Reporting for more information.

Revision of Previously Issued Financial Statements

During the year ended December 31, 2024, the Company reversed revenue from customers that was recognized improperly in the prior year. The Company assessed the materiality of this error on prior period consolidated financial statements in accordance with the SEC Staff Accounting Bulletin No. 108, "*Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements.*" In its assessment, the Company concluded based on quantitative and qualitative analysis that this error was not material to the Company's consolidated financial statements for the 2023 fiscal year or any interim periods therein. Accordingly, the Company made corrections, as disclosed in the table below, to the consolidated financial statements for the year ended December 31, 2023:

(In thousands, except per share data)	As previously reported		Impact of revision		As adjusted	
Consolidated Statement of Operations						
Revenue:						
Financial Health	$	193,929	$	(1,604)	$	192,325
Patient Care		145,506		(1,876)		143,630
Total revenue	$	339,435	$	(3,480)	$	335,955
Operating loss		(42,604)		(3,480)		(46,084)
Loss before taxes		(54,380)		(3,480)		(57,860)
Benefit from income taxes		(8,591)		(835)		(9,426)
Net loss		(45,789)		(2,645)		(48,434)
Net loss per share - basic	$	(3.15)	$	(0.19)	$	(3.34)
Net loss per share - diluted	$	(3.15)	$	(0.19)	$	(3.34)
Consolidated Balance Sheets						
Accounts receivables	$	59,723	$	(3,480)	$	56,243
Prepaid income taxes		1,628		835		2,463
Retained earnings		8,132		(2,645)		5,487
Consolidated Statement of Equity						
Net loss	$	(45,789)	$	(2,645)	$	(48,434)
Retained Earnings		8,132		(2,645)		5,487
Consolidated Statement of Cash Flows						
Net loss	$	(45,789)	$	(2,645)	$	(48,434)
Accounts receivable		(11,319)		3,480		(7,839)
Income taxes, net		(927)		(835)		(1,762)

Accounts Receivable and Allowance for Credit Losses

Trade accounts receivable are stated at the amount the Company expects to collect and generally do not bear interest. The Company establishes a general allowance for credit losses based on its historical collection experience, a review in each period of the aging status of the then-outstanding accounts receivable, and external market factors. To measure expected losses, account receivables are grouped by shared risk characteristics and the days past due. In the case of a bankruptcy filing or other similar event indicating the collectability of specific customer accounts is no longer probable, a specific allowance for credit losses may be recorded to reduce the related receivable to the amount expected to be recovered. Uncollectible receivables are written-off in the period that management believes it has exhausted its ability to collect payment from the customer.

During the fourth quarter of 2024, the Company refined its allowance for credit losses methodology to establish separate loss rates for a subset of the Company's customers. This refinement represents a "change in accounting estimate" under ASC Topic 250, *Accounting Changes and Error Corrections*, with prospective application beginning in the period of change. This change in accounting estimate resulted in a increase of approximately $2.0 million in the allowance for credit losses in the fourth quarter of 2024.

Financing Receivables

Financing receivables are comprised of short-term payment plans and sales-type leases. Short-term payment plans are stated at the amount the Company expects to collect and do not bear interest. Sales-type leases are initially recorded at the present value of the related minimum lease payments.

An allowance for credit losses has been established for our financing receivables based on the historical level of customer defaults under such arrangements. In the case of a bankruptcy filing or other similar event indicating the collectability of specific customer accounts is no longer probable, a specific reserve may be recorded to reduce the related receivable to the amount expected to be recovered. Customer payments are considered past due if a scheduled payment is not received within contractually agreed upon terms, with amounts reclassified to accounts receivable when they become due. As a result, we evaluate the credit quality of our financing receivables on an ongoing basis utilizing an aging of receivables and write-offs, customer collection experience, the customer's financial condition and known risk characteristics impacting the respective customer base, as well as existing economic conditions, to determine if any further allowance is necessary. Amounts are specifically charged off once all available means of collection have been exhausted.

Inventories

Inventories are stated at lower of cost or net realizable value using the average cost method. The Company's inventories are comprised of computer equipment, forms and supplies.

Property and Equipment

Property and equipment is recorded at cost, less accumulated depreciation. Additions and improvements to property and equipment that materially increase productive capacity or extend the life of an asset are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. Upon retirement or other disposition of such assets, the related costs and accumulated depreciation are removed from the respective accounts and any resulting gain or loss is included in the results of operations.

Depreciation expense is computed using the straight-line method over the asset's useful life, which is generally 5 years for computer equipment, furniture, and fixtures and 30 years for buildings. Leasehold improvements are depreciated over the shorter of the asset's useful life or the remaining lease term. The Company reviews for the possible impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Depreciation expense is included in operating expenses in the consolidated statements of operations.

Business Combinations

We apply business combination accounting when we acquire a business. Business combinations are accounted for at fair value. The associated acquisition costs are expensed as incurred and recorded in general and administrative expenses; restructuring costs associated with a business combination are expensed as incurred; contingent consideration is measured at fair value at the acquisition date, with changes in fair value after the acquisition date affecting earnings; changes in deferred tax asset valuation allowances and income tax uncertainties after the measurement period affect income tax expense; and goodwill is determined as the excess of the fair value of the consideration conveyed in the acquisition over the fair value of the net assets acquired. The accounting for business combinations requires estimates and judgments as to expectations for future cash flows of the acquired business, and the allocation of those cash flows to identifiable intangible assets, in determining the estimated fair value for assets and liabilities acquired. The fair values assigned to tangible and intangible assets acquired and liabilities assumed, are based on management's estimates and assumptions, including valuations that utilize customary valuation procedures and techniques. If the actual results differ from the estimates and judgments used in these estimates, the amounts recorded in the financial statements could result in a possible impairment of the intangible assets and goodwill, or require acceleration of the amortization expense of finite-lived intangible assets. The results of the acquired businesses' operations are included in the Consolidated Statements of Operations of the combined entity beginning on the date of the acquisition. We have applied this acquisition method to the transactions described in Note 3 - Business Combinations and Disposals.

Goodwill

Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the identifiable net tangible and intangible assets acquired. Goodwill is not amortized but is evaluated for impairment annually or more frequently if indicators of impairment are present or changes in circumstances suggest that impairment may exist. We test annually for impairment as of October 1.

As part of our annual goodwill impairment test, we first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If we conclude that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, we conduct a quantitative goodwill impairment assessment, which compares the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, an impairment charge is recognized for the amount by which the carrying amount exceeds the total amount of goodwill allocated to that reporting unit. If the fair value of the reporting unit exceeds its carrying amount, the goodwill of the reporting unit is not considered to be impaired.

Purchased Intangible Assets

Purchased intangible assets are acquired in connection with a business acquisition, and are amortized over their estimated useful lives based on the pattern of economic benefit expected from each asset. We concluded for certain purchased intangible assets that the pattern of economic benefit approximated the straight-line method, and therefore, the use of the straight-line method was appropriate, as the majority of the cash flows will be recognized ratably over the estimated useful lives and there is no degradation of the cash flows over time.

We assess the recoverability of intangible assets whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The carrying amount is not recoverable if it exceeds the undiscounted sum of cash flows expected to result from the use and eventual disposition of the asset. If the asset is not recoverable, the impairment loss is measured by the excess of the asset's carrying amount over its fair value. During the fourth quarter of 2023, the Company committed to the Company-wide rebranding and legal entity consolidation initiative that culminated in the change of the Company's corporate name to "TruBridge, Inc." on March 4, 2024. As a result of this initiative, it was expected that certain of the Company's brand names and related trademarks would cease to be used, resulting in total trademark impairment recorded during the year ended December 31, 2023 of $2.3 million. Of the total trademark impairment charge, $1.0 million is derived from our Financial Health segment and $1.3 million is derived from our Patient Care segment.

We determined there was no impairment to purchased intangible assets as of December 31, 2024.

Revenue Recognition

Revenue is recognized upon transfer of control of promised products or services to clients in an amount that reflects the consideration we expect to receive in exchange for those products and services. We enter into contracts that can include various combinations of products and services, which are generally distinct and accounted for as separate performance obligations. The Company employs the 5-step revenue recognition model under Accounting Standards Codification 606, *Revenue from Contracts with Customers,* to: (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

Revenue is recognized net of shipping charges and any taxes collected from clients, which are subsequently remitted to governmental authorities.

- ### *Financial Health*

    Our Financial Health business unit provides an array of revenue cycle management ("RCM") services consisting of accounts receivable management, private pay services, insurance services, medical coding, electronic billing, statement processing, payroll processing, and contract management. Fees are recognized over the period of the client contractual relationship as the services are performed. We generally determine standalone selling prices ("SSP") based on a standard list price for each product, taking into consideration certain factors, including contract length and the number of subscriptions or licenses purchased within the contract. Judgment is required in determining whether performance obligations are distinct, SSP, and the amount of variable consideration to reflect as transaction price. Fees for many of these services are invoiced, and revenue recognized accordingly, based on the volume of transactions or a percentage of client accounts receivable collections. Payment is due monthly for RCM services with certain amounts varying based on utilization and/or volumes.

Our Financial Health business unit also provides professional IT services. Revenue from professional IT services is recognized as the services are performed based on SSP, which is determined by observable stand-alone selling prices. Payment is due monthly as services are performed.

Lastly, our Financial Health business unit also provides certain software solutions and related support under Software as a Service ("SaaS") arrangements and time-based software licenses. Revenue from SaaS arrangements is recognized in a manner consistent with SaaS arrangements for electronic health records ("EHR") software, as discussed below. Revenue from time-based software licenses is recognized upon delivery to the client ("point in time") and revenue from non-license components (i.e., support) is recognized ratably over the respective contract term ("over time"). SSP for time-based licenses is determined using the residual approach, while the non-license component is based on cost plus reasonable margin.

- *Patient Care*

    The Company enters into contractual obligations to sell perpetual software licenses, installation, conversion, and related training services, software application support, hardware, and hardware maintenance services to acute care hospitals. The Company also enters into contractual obligations to sell SaaS, time-based software licenses, implementation and customization professional services, and software application support services to a variety of healthcare organizations, including hospital systems, health ministries, and government and non-profit organizations.

    - **Non-recurring Revenues**

        - Perpetual software licenses and installation, conversion, and related training services for acute care customers are not considered separate and distinct performance obligations due to the proprietary nature of our software and are, therefore, accounted for as a single performance obligation on a module-by-module basis. Revenue is recognized as each module's implementation is completed based on the module's SSP, net of discounts. We determine each module's SSP using the residual method. Fees for licenses and installation, conversion, and related training services are typically due in three installments: (1) at placement of order, (2) upon installation of software and commencement of training, and (3) upon satisfactory completion of monthly accounting cycle or end-of-month operation by application and as applicable for each application. Often, short-term and/or long-term financing arrangements are provided for software implementations; refer to Note 11 - Financing Receivables for further information. EHR implementations include a system warranty that terminates thirty days from the software go-live date, the date which the client begins using the system in a live environment.

        - Hardware revenue is recognized separately from software licenses at the point in time it is delivered to the client. The SSP of hardware is cost plus a reasonable margin and revenue is recognized on a gross basis. Payment is generally due upon delivery of the hardware to the client. Standard manufacturer warranties apply to hardware.

        - Implementation and customization services are considered a separate and distinct performance obligation. Revenue is recognized over time based on SSP, which is generally directly observable. Payment for these professional services is typically due in two installments: (1) upon signature of the agreement and (2) upon customer acceptance of the delivered services.

    - **Recurring Revenues**

        - Software application support and hardware maintenance services sold with software licenses and hardware are separate and distinct performance obligations. Revenue for support and maintenance services is recognized based on SSP, which is the renewal price, ratably over the life of the contract, which is generally three to five years. Payment is due either monthly for support and maintenance services provided or for the full amount of annual support fees at the beginning of an annual license term.

- Subscriptions to third-party content revenue is recognized as a separate performance obligation ratably over the subscription term based on SSP, which is cost plus a reasonable margin, and revenue is recognized on a gross basis. Payment is due monthly for subscriptions to third party content.

- SaaS arrangements for EHR software and related conversion and training services are considered a single performance obligation. Revenue is recognized on a monthly basis as the SaaS service is provided to the client over the contract term. Payment is due monthly for SaaS services provided.

- Term-based software licenses are considered a separate and distinct performance obligation. Revenue is recognized based on SSP, which is directly observable, at the point in time the term-based licenses are delivered to the client or upon annual renewal. Payment is generally due upon delivery of licenses or upon annual renewal.

- ***Deferred Revenue***

  Deferred revenue represents amounts invoiced to clients for which the services under contract have not been completed and revenue has not been recognized, including annual renewals of certain software subscriptions and customer deposits for implementations to be performed at a later date. Revenue is recognized ratably over the life of the software subscriptions as services are provided and at the point-in-time when implementations have been completed.

  The following table details deferred revenue for the years ended December 31, 2024 and 2023, included in the consolidated balance sheets:

	For years ended December 31,	
(In thousands)	2024	2023
Beginning balance	$ 8,677	$ 11,590
Deferred revenue recorded	27,485	17,192
Less deferred revenue recognized as revenue	(25,509)	(20,105)
Ending balance	$ 10,653	$ 8,677

  The deferred revenue recorded for the years ended December 31, 2024 and 2023 is comprised primarily of the annual renewals of certain software subscriptions billed during the first quarter of each year and deposits collected for future Patient Care installations. The deferred revenue recognized as revenue during the years ended December 31, 2024 and 2023 is comprised primarily of the periodic recognition of annual renewals that were deferred until earned and deposits for future Patient Care installations that were deferred until earned.

- ***Costs to Obtain and Fulfill a Contract with a Customer***

  Costs to obtain a contract include the commission costs related to SaaS and Financial Health arrangements, which are capitalized and amortized ratably over the expected life of the customer. As a practical expedient, we generally recognize the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset would have been one year or less. Costs to obtain a contract are recorded within the caption "Expenses - Sales and marketing" in the accompanying consolidated statements of operations.

  Contract fulfillment costs related to the implementation of SaaS arrangements are capitalized and amortized ratably over the expected life of the customer contract. Costs to fulfill contracts consist of the payroll costs for the implementation of SaaS arrangements, including time for training, conversions, and installation that is necessary for the software to be utilized. Contract fulfillment costs are recorded within the caption "Costs of revenue (exclusive of amortization and depreciation) - Patient Care" in the accompanying consolidated statements of operations.

  Costs to obtain and fulfill contracts related to SaaS and Financial Health arrangements are included within the "Prepaid expenses and other current assets" and "Other assets, net of current portion" line items in our accompanying consolidated balance sheets.

The following table details costs to obtain and fulfill contracts with customers for the years ended December 31, 2024 and 2023, included in the consolidated balance sheets:

(In thousands)	For years ended December 31,	
	2024	2023
Beginning balance	$ 13,115	$ 11,577
Costs to obtain and fulfill contracts capitalized	7,009	7,390
Less costs to obtain and fulfill contracts recognized as expense	(7,537)	(5,852)
Ending balance	$ 12,587	$ 13,115

- *Significant Judgments*

Our contracts with clients often include promises to transfer multiple products and services. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment.

Judgment is required to determine SSP for each distinct performance obligation. We use observable SSP for items that are sold on a stand-alone basis to similarly situated clients at unit prices within a sufficiently narrow range. For performance obligations that are sold to different clients for a broad range of amounts, or for performance obligations that are never sold on a stand-alone basis, the residual method in determining SSP is applied and requires significant judgment.

Allocating the transaction price, including estimating SSP of promised goods and services for contracts with discounts or variable consideration, may require significant judgment. Due to the short time frame of the implementation cycle, discount allocation is immaterial as revenue is recognized net of discounts within the same reporting period. In scenarios where the Company enters into a contract that includes both a software license and business processing services ("BPS") or other services that are charged based on volume of services rendered, the Company allocates variable amounts entirely to a distinct good or service. The terms of the variable payment relate specifically to the entity's efforts to satisfy that performance obligation.

Significant judgment is required in determining the expected life of a customer relationship, which is the amortization period for costs to obtain and fulfill a contract that have been capitalized. The Company determined that the expected life of the customer relationship is not materially different from the initial contract term based on the characteristics of the SaaS offering.

- *Remaining Performance Obligations*

Disclosures regarding remaining performance obligations are not considered material as the overwhelming majority of the Company's remaining performance obligations either (a) are related to contracts with an expected duration of one year or less, or (b) exhibit revenue recognition in the amount to which the Company has the right to invoice.

Although we believe that our approach to estimates and judgments regarding revenue recognition is reasonable, actual results could differ, and we may be exposed to increases or decreases in revenue that could be material.

The following table represents Patient Care revenues disaggregated by category for the three years ended December 31, 2024, 2023, and 2022 (in thousands).

	2024	2023	2022
Recurring Patient Care revenues	$ 111,391	$ 129,896	$ 129,191
Non-recurring Patient Care revenues	13,583	13,734	17,587
Total Patient Care revenues	$ 124,974	$ 143,630	$ 146,778

Stock-Based Compensation

The Company accounts for stock-based compensation according to the provisions of ASC 718, *Compensation – Stock Compensation*, which establishes accounting for stock-based awards exchanged for employee services. Accordingly, stock-based compensation cost is measured at the grant date based on the fair value of the award, and is recognized as an expense over the employee's or non-employee director's requisite service period.

Software Development Costs

Our software solutions are offered to our clients through SaaS delivery models, traditional perpetual licenses, and term licenses. Development costs associated with the solutions offered exclusively through a SaaS model are accounted for in accordance with ASC 350-40, *Internal Use Software*. All other client solution development costs are accounted for in accordance with ASC 985-20, *Costs of Software to be Sold, Leased, or Marketed*.

Under ASC 350-40, software development costs related to preliminary project activities and post-implementation and maintenance activities are expensed as incurred. We capitalize direct costs related to application development activities that are probable to result in additional functionality. Capitalized costs are amortized on a straight-line basis over five years. We test for impairment whenever events or changes in circumstances that could impact recoverability occur.

Under ASC 985-20, software development costs incurred in creating computer software solutions are expensed until technological feasibility has been established upon completion of a detailed program design or, in the absence of a detailed program design, upon completion of a product design and working model of the software product. Thereafter, all software development costs incurred through the software's general release date are capitalized and subsequently recorded at the lower of amortized cost or net realizable value. Capitalized costs are amortized based on the current and expected future revenue for each software solution with minimum annual amortization equal to the straight-line amortization over the estimated economic life of the solution, which is estimated to be five years.

See Note 5 - Software Development for further information relating to our software development costs.

Income Taxes

We account for income taxes in accordance with ASC 740, *Accounting for Income Taxes*. Under this topic, deferred income taxes are determined utilizing the asset and liability approach. This method gives consideration to the future tax consequences associated with differences between financial accounting and tax bases of assets and liabilities. The effect on the deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We recognize interest and penalties accrued related to unrecognized tax benefits in the consolidated statements of operations as a component of the provision for income taxes.

We also make a provision for uncertain income tax positions in accordance with the ASC 740, *Accounting for Income Taxes*. These provisions require that a tax position taken in a tax return be recognized in the financial statements when it is more likely than not (i.e., a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon settlement. The topic also requires that changes in judgment that result in subsequent recognition, derecognition, or change in a measurement date of a tax position taken in a prior annual period (including any related interest and penalties) be recognized as a discrete item in the interim period in which the change occurs.

Valuation allowances are recorded when, in the opinion of management, it is more likely than not that all or a portion of the deferred tax assets will not be realized. These valuation allowances can be impacted by changes in tax laws, changes to statutory tax rates, and future taxable income, and are based on our judgment, estimates, and assumptions.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Segment Reporting

Operating segments are identified as components of an enterprise about which separate discrete financial information is evaluated by the chief operating decision maker, which we refer to as the "CODM", or decision-making group in assessing performance and making decisions regarding resource allocation. The Company has prepared operating segment information based on the manner in which management disaggregates the Company's operations for making internal operating decisions. For more information, see Note 18 - Segment Reporting.

New Accounting Standards Adopted in 2024

In November 2023, the Financial Accounting Standard Board ("FASB") issued Accounting Standard Update ("ASU") 2023-07, "*Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*" ("ASU 2023-07"), which is intended to improve reportable segment disclosure requirements, primarily through additional and more detailed information about a reportable segment's expenses. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The guidance is to be applied retrospectively to all prior periods presented in the financial statements. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. The Company has evaluated the impact and determined there is no material impact with adopting ASU 2023-07. The Company has updated the presentation in Note 18 - Segment Reporting to adhere to the requirements.

New Accounting Standards Yet to be Adopted

In December 2023, the FASB issued ASU 2023-09, "*Income Taxes (Topic 740): Improvements to Income Tax Disclosures*" ("ASU 2023-09"), which requires public entities to provide disclosure of disaggregated information in the entity's tax rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2023-09.

In November 2024, the FASB issued ASU No. 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures*, which requires additional disclosure of certain costs and expenses within the notes to the financial statements. The new standard is effective for annual periods beginning after December 15, 2026 and interim periods beginning in the first quarter of fiscal year 2028. Early adoption is permitted. The new standard is to be applied on a prospective basis, but retrospective application is permitted. The Company is currently evaluating the impact of adopting ASU 2024-03.

Subsequent Events

The Company has evaluated subsequent events through March 17, 2025, the date these consolidated financial statements were issued. The Company concluded that no subsequent events have occurred that would require recognition or disclosure in the consolidated financial statements.

3.   BUSINESS COMBINATIONS AND DISPOSALS

Sale of American HealthTech, Inc.

On January 16, 2024, we entered into a Stock Purchase Agreement (the "Purchase Agreement"), by and among the Company, American HealthTech, Inc. a Mississippi corporation ("AHT"), and Healthland Inc., a Minnesota corporation and an indirect, wholly-owned subsidiary of the Company ("Healthland") and PointClickCare Technologies USA Corp., a Delaware corporation ("Buyer"). The Transaction (hereinafter defined) also closed on January 16, 2024. Under the Purchase Agreement, Buyer purchased from Healthland all of the issued and outstanding capital stock of AHT (the "Transaction"), with AHT becoming a wholly-owned subsidiary of Buyer. Prior to this transaction, results for AHT were reported within our Patient Care operating segment.

The Purchase Agreement provided for an aggregate purchase price (the "Purchase Price") of $25.0 million (the "Base Cash Consideration"), subject to adjustments based on working capital, cash, indebtedness and transaction expenses of AHT. Additionally, pursuant to the Purchase Agreement, a total of approximately $3.8 million was withheld from the Base Cash Consideration at the closing and deposited by Buyer into various escrow accounts with an escrow agent, including $2.5 million as a general indemnity escrow and $1.0 million as a special indemnity escrow. Based upon the adjustments and the various escrow holdbacks, Buyer paid a net amount of approximately $21.4 million to Healthland at the closing. The Purchase Price was subject to a post-closing true-up. In connection with the closing of the Transaction, Buyer provided offers of employment to certain key employees of the Company that primarily supported AHT's business. During 2024, we incurred approximately $0.3 million of expenses related to this disposal reported in our consolidated statements of operations.

As part of the divestiture, as of January 16, 2024 we entered into a transition services agreement ("TSA") with Buyer to assist them in the transition of certain functions, including, but not limited to, information technology, finance and accounting, for an initial period of 18 months, with certain services being completed prior to the 18-month period. In addition to the agreed upon services, the TSA allows for additional services to be offered by the Company pursuant to a mutually agreed upon amendment to the TSA. No such amendments had been executed as of December 31, 2024. The Company has $0.3 million in receivables from Buyer for the TSA services reflected under the caption "Accounts receivable" in the consolidated balance sheet as of December 31, 2024.

As of December 31, 2024, the Company had recorded a $1.5 million gain on sale, which is reflected under the caption "Other income (expense)" in the consolidated statement of operations.

The accompanying consolidated balance sheet as of December 31, 2023 includes amounts related to this Transaction under the captions "Assets held for sale" and "Liabilities held for sale," the details of which are as follows as of December 31, 2023:

(In thousands)		
Assets held for sale		
Accounts receivable, net	$	3,087
Financing receivables, net		37
Prepaid expenses		34
Software costs, net		3,386
Intangibles, net		11,739
Goodwill		7,694
Total	$	25,977
Liabilities held for sale		
Accounts payable	$	178
Other accrued liabilities		576
Deferred tax liability		223
Total	$	977

The following table presents the pretax loss for AHT that is included in our consolidated statement of operations for the years ended December 31, 2024 and 2023:

	December 31,	
(In thousands)	2024	2023
Pretax loss	$ (246)	$ (1,393)

Acquisition of Viewgol, LLC

On October 16, 2023, we acquired all of the assets and liabilities of Viewgol, LLC, a Delaware limited liability company ("Viewgol"), pursuant to a Securities Purchase Agreement dated October 16, 2023. Based in Frisco, Texas, Viewgol is a provider of ambulatory RCM analytics and complementary outsourcing services with an extensive offshore presence we intend to leverage and grow to accommodate the growing demand for RCM services by our pre-existing acute care customers.

Consideration for the acquisition included cash (net of cash of the acquired entity) of $37.4 million (inclusive of seller's transaction expenses). Also included in the acquisition consideration were contingent earnout payments of (i) up to $21.5 million based on the Viewgol business achieving earnings before interest, taxes, depreciation, and amortization and other adjustments specified in the Securities Purchase Agreement of $6.0 million or more during fiscal year 2024 (the

"EBITDA Earnout Amount"), and (ii) up to $10.0 million based on the number of productive agents the Viewgol business hires in India in fiscal year 2024 (the "Offshore Earnout Amount"); provided, however, that none of the Offshore Earnout Amounts could be earned if the EBITDA Earnout Amount's minimum threshold of $6.0 million was not achieved during fiscal 2024. During 2023, we incurred approximately $0.3 million of pre-tax acquisition expenses in our consolidated statements of operations. At the completion of the contingent earnout period in 2024, no earnout payments were made to the former Viewgol shareholders.

Our acquisition of Viewgol was treated as a purchase in accordance with ASC 805, *Business Combinations*, which requires allocation of the purchase price to the estimated fair values of assets and liabilities acquired in the transaction. Our allocation of the purchase price was based on management's judgment after evaluating several factors, including a valuation assessment.

The allocation of the purchase price paid for Viewgol was as follows:

(In thousands)	Purchase Price Allocation as of December 31, 2023	Purchase Price Allocation as of December 31, 2024
Acquired cash	$ 1,449	$ 1,449
Accounts receivable	2,233	2,233
Prepaid expenses	132	132
Property and equipment	1,112	1,112
Intangible assets	17,720	17,720
Goodwill	17,263	17,927
Accounts payable and accrued liabilities	(711)	(711)
Contingent consideration	(1,044)	(1,044)
Net assets acquired	$ 38,154	$ 38,818

In April 2024, the Company paid an additional $0.7 million for working capital adjustments which is reflected under the caption "Goodwill" in the consolidated balance sheet.

The intangible assets in the table above are being amortized on a straight-line basis over their estimated useful lives. The amortization is included in amortization of acquisition-related intangibles in our consolidated statements of operations.

The fair value measurements of tangible and intangible assets and liabilities (including those related to contingent consideration) were based on significant inputs not observable in the market and thus represent Level 3 measurements within the fair value measurement hierarchy (see Note 17 - Fair Value). Level 3 inputs included, among others, discount rates that we estimated would be used by a market participant in valuing these assets and liabilities, projections of revenues and cash flows, client attrition rates and market comparables.

Our consolidated statements of operations for the years ended December 31, 2024 and 2023 include revenues of $20.0 million and $3.8 million, respectively, and net income of $8.1 million and $0.3 million, respectively, attributed to the acquired business since the October 16, 2023 acquisition date.

The following unaudited pro forma revenue, net income and earnings per share amounts for the years ended December 31, 2023 and 2022 give effect to the Viewgol acquisition as if it had been completed on January 1, 2022. The pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of what the operating results actually would have been during the periods presented had the Viewgol acquisition been completed on January 1, 2022. In addition, the unaudited pro forma financial information does not purport to project future operating results. The pro forma information does not fully reflect: (1) any anticipated synergies (or costs to achieve synergies) or (2) the impact of non-recurring items directly related to the Viewgol acquisition.

	Year Ended December 31,	
(In thousands, except per share data, unaudited)	2023	2022
Pro forma revenues	$ 348,251	$ 338,009
Pro forma net income (loss)	$ (51,215)	$ 15,536
Pro forma diluted earnings (loss) per share	$ (3.61)	$ 1.10

Pro forma net income (loss) was calculated by adjusting the results for the applicable period to reflect (i) the additional amortization that would have been charged assuming the fair value adjustments to intangible assets had been applied on January 1, 2022 and (ii) the pro forma adjustment to interest expense as a result of utilizing revolver debt to finance the acquisition.

4. PROPERTY AND EQUIPMENT

Property and equipment were comprised of the following at December 31, 2024 and 2023:

(In thousands)	2024	2023
Land	$ —	$ 2,848
Buildings and improvements	52	8,481
Computer equipment	10,963	10,104
Leasehold improvements	246	631
Office furniture and fixtures	540	586
Automobiles	18	18
	11,819	22,668
Less: accumulated depreciation	(9,525)	(13,694)
Property and equipment, net	$ 2,294	$ 8,974

Assets Held for Sale

ASC Topic 360-10, *Property, Plant and Equipment — Overall,* requires a long-lived asset to be classified as "held for sale" in the period in which certain criteria are met. The Company classifies real estate assets as held for sale after the following conditions have been satisfied: (1) management, having the appropriate authority, commits to a plan to sell the asset, (2) the asset is available for immediate sale in its present condition, (3) the Company has initiated an active program to sell the asset, (4) it is probable the sale of the asset will be completed within one year, and (5) it is unlikely the plan to sell the asset will change.

During the fourth quarter of 2024, the Company committed to a plan to sell land and certain building and improvements located in Mobile, Alabama and determined the assets met the criteria for classification as held for sale as of December 31, 2024. As of December 31, 2024, the Company recorded the assets held for sale at their fair value of $0.6 million, which equals the estimated fair value less costs to sell the property of $0.1 million, which is included in "Assets held for sale" in the accompanying consolidated balance sheets. The write-down of the assets to fair value resulted in the Company recognizing a loss on assets held for sale of $0.5 million during the year ended December 31, 2024, which is included in "Other income (expense)" in the accompanying consolidated statements of operations.

5.   SOFTWARE DEVELOPMENT

Software development costs are accounted for in accordance with ASC 350-40, *Internal-Use Software* and ASC 985-20, *Costs of Software to be Sold, Leased, or Marketed*. We capitalize incurred labor costs for software development from the time the preliminary project phase is completed until the software is available for general release. Research and development costs and other computer software maintenance costs related to software development are expensed as incurred. We estimate the useful life of our capitalized software and amortize its value on a straight-line basis over that estimated life of five years. If the actual useful life of the asset is determined to be shorter than our estimated useful life, we will amortize the remaining book value over the remaining useful life, or the asset may be deemed to be impaired and, accordingly, a write-down of the value of the asset may be recorded as a charge to earnings. Amortization begins when the related features are placed in service. During 2024, we recognized $2.9 million of accelerated amortization costs with respect to a change in the estimated useful life of an abandoned software development project.

Software development costs, net was comprised of the following at December 31, 2024 and 2023:

(In thousands)	2024	2023
Software development costs	$ 68,805	$ 51,349
Less: accumulated amortization	(27,331)	(12,210)
Software development costs, net	$ 41,474	$ 39,139

6.   OTHER ACCRUED LIABILITIES

Other accrued liabilities were comprised of the following at December 31, 2024 and 2023:

(In thousands)	2024	2023
Salaries and benefits	$ 9,050	$ 5,194
Severance	1,702	5,806
Commissions	1,191	1,185
Contingent consideration	—	1,044
Other	3,107	4,859
Operating lease liabilities, current portion	944	1,804
Other accrued liabilities	$ 15,994	$ 19,892

7.   NET INCOME PER SHARE

The Company presents basic and diluted earnings per share ("EPS") data for its common stock. Basic EPS is calculated by dividing the net income (loss) attributable to stockholders of the Company by the weighted average number of shares of common stock outstanding during the period. Diluted EPS is determined by adjusting the net income attributable to stockholders of the Company and the weighted average number of shares of common stock outstanding during the period for the effects of all dilutive potential common shares, including awards under stock-based compensation arrangements.

The Company's unvested restricted stock awards (see Note 9 - Stock-Based Compensation and Equity) are considered participating securities under ASC 260, *Earnings Per Share*, because they entitle holders to non-forfeitable rights to dividends until the awards vest or are forfeited. When a company has a security that qualifies as a "participating security," the Codification requires the use of the two-class method when computing basic EPS. The two-class method is an earnings allocation formula that determines EPS for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. In determining the amount of net income to allocate to common stockholders, income is allocated to both common stock and participating securities based on their respective weighted average shares outstanding for the period, with net income attributable to common stockholders ultimately equaling net income less net income attributable to participating securities. Diluted EPS for the Company's common stock is computed using the more dilutive of the two-class method or the treasury stock method.

The following is a calculation of the basic and diluted EPS for the Company's common stock, including a reconciliation between net income and net income attributable to common stockholders for the years ended December 31, 2024, 2023, and 2022:

(In thousands, except for per share data)	2024	2023	2022
Basic EPS			
Numerator			
Net income (loss)	$ (20,439)	$ (48,434)	$ 15,867
Less: Net income (loss) attributable to participating securities	766	1,089	(311)
Net income (loss) attributable to common stockholders	$ (19,673)	$ (47,345)	$ 15,556
Denominator			
Weighted average shares outstanding used in basic per common share computations	14,300	14,187	14,356
Basic EPS	$ (1.38)	$ (3.34)	$ 1.08
Diluted EPS			
Numerator			
Net income (loss) attributable to common stockholders for diluted EPS	$ (19,673)	$ (47,345)	$ 15,556
Denominator			
Weighted average shares outstanding used in basic per common share computations	14,300	14,187	14,356
Weighted average effect of dilutive securities:			
Performance share awards	—	—	—
Weighted average shares outstanding used in diluted per common share computations	14,300	14,187	14,356
Diluted EPS	$ (1.38)	$ (3.34)	$ 1.08

8. **INCOME TAXES**

Income (loss) before taxes by jurisdiction consisted of the following at December 31, 2024, 2023, and 2022:

(In thousands)	2024	2023	2022
U.S.	$ (11,046)	$ (57,860)	$ 18,081
Foreign	842	—	—
Total	$ (10,204)	$ (57,860)	$ 18,081

The Company accounts for income taxes in accordance with ASC 740, *Accounting for Income Taxes*. These provisions require a company to determine whether it is more likely than not that a tax position will be sustained upon examination based on the technical merits of the position. If the more-likely-than-not threshold is met, a company must measure the tax position to determine the amount to recognize in the financial statements. The Company did not have any material unrecognized tax positions as of December 31, 2024 and 2023.

The federal returns for tax years 2021 through 2023 remain open to examination, and the tax years 2020 through 2023 remain open to examination by certain other taxing jurisdictions to which the Company is subject. Additional years may be open to the extent attributes are being carried forward to an open year.

Deferred income taxes arise from the temporary differences in the recognition of income and expenses for tax purposes. A valuation allowance is established when the Company believes that it is more likely than not that some portion of its deferred tax assets will not be realized.

Deferred tax assets and liabilities were comprised of the following at December 31, 2024 and 2023:

(In thousands)		2024		2023
Deferred tax assets:				
Accounts receivable and financing receivables	$	1,589	$	871
Stock-based compensation		1,003		1,275
Deferred revenue		660		367
Research expenditures		26,449		16,496
Accrued severance		236		890
Right of use asset		561		952
Capital loss on sale of AHT stock		3,323		—
Credits		891		—
Other		2,893		2,770
Net operating loss		1,835		3,656
Deferred tax assets		39,440		27,277
Less: Valuation allowance		13,280		604
Total deferred tax assets	$	26,160	$	26,673
Deferred tax liabilities:				
Intangible assets	$	15,118	$	14,477
Accrued liabilities and other		11,880		12,127
Fixed assets		237		254
Right of use liability		796	$	1,045
Total deferred tax liabilities	$	28,031	$	27,903
Total net deferred tax liability	$	(1,871)	$	(1,230)

Under the Tax Cuts and Jobs Act, Internal Revenue Code ("IRC") Section 174 amended the federal tax treatment of research or experimental expenditures paid or incurred during the tax year, which allowed for expensing of such costs in the year incurred for federal income tax purposes, until 2022 when those costs were required to be capitalized and amortized. Due to significant capitalization pursuant to IRC Section 174, the Company expects to pay current taxes and has recognized current tax expense. However, based on the Company's assessment of positive and negative evidence regarding the realization of deferred taxes, the related deferred tax asset for these research expenditures is not more likely than not to be realized. Significant components of the income tax (benefit) provision for the years ended December 31, 2024, 2023 and 2022 were as follows:

(In thousands)		2024		2023		2022
Current provision:						
Federal	$	5,016	$	1,661	$	6,482
State		3,099		218		2,420
Foreign		261		—		—
Deferred provision:						
Federal		(2,082)		(8,884)		(4,769)
State		3,941		(2,421)		(1,919)
Total income tax (benefit) provision	$	10,235	$	(9,426)	$	2,214

The difference between income taxes at the U.S. federal statutory income tax rate of 21% for the years ended December 31, 2024, 2023 and 2022, and those reported in the consolidated statements of operations for such years is as follows:

(In thousands)	2024	2023	2022
Income taxes at U.S. federal statutory rate	$ (2,145)	$ (12,151)	$ 3,797
State income tax, net of federal tax effect	6,419	(2,261)	428
Foreign rate differential on pretax book income	75	—	—
Provision-to-return adjustments	(152)	(999)	(539)
Tax credits	(1,084)	(2,481)	(1,254)
Capital loss on sale of AHT stock	(3,175)	—	—
Contingent consideration	—	—	(406)
Goodwill impairment	—	7,542	—
Stock-based compensation	772	65	(112)
Change in valuation allowance	9,209	—	—
Non-deductible compensation - section 162(m)	97	15	306
Other	219	844	(6)
Total income tax provision (benefit)	$ 10,235	$ (9,426)	$ 2,214

We have federal net operating loss carryforwards of $0.8 million and state net operating loss carryforwards of $50.4 million, which relate to the acquisitions of Healthland Holding Inc. ("HHI") and Get Real Health, as well as normal business operations. $0.8 million of the federal net operating losses will be carried forward indefinitely. $20.5 million of the state net operating losses will be carried forward indefinitely. $29.9 million of the state net operating losses will expire on various dates beginning in 2025 through 2044.

Our effective tax rates for the years ended December 31, 2024, 2023 and 2022 were (100)%, 16%, and 12%, respectively. The decrease in the 2024 rate as compared to 2023 was primarily driven by the establishment of a federal and state valuation allowance on deferred tax assets. The effective tax rate for 2023 was impacted by the non-deductible nature of our goodwill impairment charges and the changing relationship between net income or loss and research and development tax credits, which accumulate as benefits even in years with loss positions such as 2023.

The valuation allowance for deferred tax assets as of December 31, 2024 and 2023 was $13.3 million and $0.6 million, respectively. The net change in the total valuation allowance during the year ended December 31, 2024 was an increase of $12.7 million. The valuation allowance did not change during the year ended December 31, 2023. The valuation allowance as of December 31, 2024 primarily relates to capitalized research and expenditures and capital loss carryforwards that, in the judgment of management, are not more likely than not to be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income and capital gains during the periods in which those temporary differences are deductible.

9. STOCK-BASED COMPENSATION AND EQUITY

The Company's stock-based compensation awards are in the form of restricted stock and performance share awards granted pursuant to the Company's Amended and Restated 2019 Incentive Plan (the "Plan"). Stock-based compensation cost is measured at the grant date based on the fair value of the award, and is recognized as an expense over the employee's or non-employee director's requisite service period. As of December 31, 2024, there was a total of 463,169 shares of common stock reserved under the Plan for issuance under future share-based payment arrangements, assuming maximum payout of performance share awards outstanding as of December 31, 2024.

The following table details total stock-based compensation expense for the years ended December 31, 2024, 2023 and 2022, included in the consolidated statements of operations:

(In thousands)	2024	2023	2022
Costs of sales	$ 721	$ 745	$ 809
Operating expenses	4,799	2,526	4,364
Pre-tax stock-based compensation expense	5,520	3,271	5,173
Less: income tax effect	(1,159)	(687)	(1,086)
Net (after tax) stock-based compensation expense	$ 4,361	$ 2,584	$ 4,087

As of December 31, 2024, there was $6.8 million of unrecognized compensation cost related to unvested or unearned, as applicable, stock-based compensation arrangements granted under the Plan, which is expected to be recognized over a weighted-average period of 1.8 years.

Restricted Stock

The Company grants restricted stock to executive officers, certain key employees and non-employee directors under the Plan with the fair value of the awards representing the fair value of the common stock on the date the restricted stock is granted. Shares of restricted stock generally vest in equal annual installments over the applicable vesting period, which ranges from one to three years. The Company records expenses for these grants on a straight-line basis over the applicable vesting periods.

A summary of restricted stock activity (including shares of restricted stock issued pursuant to the settlement of performance share awards) under the Plan during the years ended December 31, 2024, 2023 and 2022 is as follows:

	Shares	Weighted-Average Grant-Date Fair Value
Unvested stock outstanding at January 1, 2022	314,883	$ 29.79
Granted	161,375	34.22
Vested	(181,405)	29.79
Forfeited	(13,692)	31.66
Unvested stock outstanding at December 31, 2022	281,161	$ 32.24
Granted	210,351	26.44
Vested	(145,529)	31.35
Forfeited	(2,668)	29.23
Unvested stock outstanding at December 31, 2023	343,315	$ 29.08
Granted	502,866	10.07
Vested	(175,040)	29.18
Forfeited	(101,804)	21.21
Unvested stock outstanding at December 31, 2024	569,337	$ 14.34

Performance Share Awards

The Company grants performance share awards to executive officers and certain key employees under the Plan, with the number of shares of common stock earned and issuable under each award determined at the end of a three-year performance period, based on the Company's achievement of performance goals predetermined by the Compensation Committee of the Board of Directors at the time of grant. These performance share awards include a modifier to the total number of shares earned based on the Company's total shareholder return ("TSR") compared to a small-cap stock market index. If certain levels of the performance objective are met, the award results in the issuance of shares of common stock corresponding to such level. Performance share awards that result in the issuance of shares of common stock are not subject to time-based vesting at the conclusion of the three-year performance period.

In the event that the Company's financial performance meets the predetermined targets for the performance objectives of the performance share awards, the Company will issue each award recipient the number of shares of common stock equal to the target award specified in the individual's underlying performance share award agreement. In the event the financial results of the Company exceed the predetermined targets, additional shares up to the maximum award may be issued. In the event the financial results of the Company fall below the predetermined targets, a reduced number of shares may be issued. If the financial results of the Company fall below the threshold performance levels, no shares will be issued. The total number of shares issued for the performance share award may be increased, decreased, or unchanged based on the TSR modifier described above.

The recipients of performance share awards do not receive dividends or possess voting rights during the performance period and, accordingly, the fair value of the performance share awards is the quoted market value of TruBridge's common stock on the grant date less the present value of the expected dividends not received during the relevant period. The TSR modifier applicable to the performance share awards is considered a market condition and therefore is reflected in the grant date fair value of the award. A Monte Carlo simulation has been used to account for this market condition in the grant date fair value of the award.

Expense related to performance share awards is recognized using ratable straight-line amortization over the three-year performance period. In the event the Company determines it is no longer probable that the minimum performance level will be achieved, all previously recognized compensation expense related to the applicable awards is reversed in the period such a determination is made.

A summary of performance share award activity under the Plan for the years ended December 31, 2024, 2023 and 2022, is as follows, based on the target award amounts set forth in the performance share award agreements:

	Shares	Weighted-Average Grant-Date Fair Value
Performance share awards outstanding at January 1, 2022	249,952	$ 29.59
Granted	101,799	37.98
Forfeited or unearned	(72,059)	32.74
Vested and issued	(27,317)	31.75
Performance share awards outstanding at December 31, 2022	252,375	$ 31.84
Granted	122,071	31.21
Forfeited or unearned	(100,655)	27.46
Performance share awards outstanding at December 31, 2023	273,791	$ 33.17
Granted	323,461	10.60
Forfeited or unearned	(145,471)	20.31
Performance share awards outstanding at December 31, 2024	451,781	$ 19.02

Stock Repurchases

On September 4, 2020, our Board of Directors approved a stock repurchase program under which we may repurchase up to $30.0 million of our common stock through September 3, 2022. On July 27, 2022, the Board of Directors extended the expiration date of the stock repurchase program to September 4, 2024. The share repurchase program expired according to its terms on September 4, 2024. The Company did not purchase any shares during 2024. Any future stock repurchase transactions may be made through open market purchases, privately-negotiated transactions, or otherwise in compliance with Rule 10b-18 under the Securities Exchange Act of 1934, as amended. Any repurchase activity will depend on many factors, such as the availability of shares of our common stock, general market conditions, the trading price of our common stock, alternative uses for capital, the Company's financial performance, compliance with the terms of our Amended and Restated Credit Agreement and other factors. Concurrent with the authorization of this stock repurchase program in September 2020, the Board of Directors opted to indefinitely suspend all quarterly dividends.

Common Stock Rights Agreement

On March 26, 2024, the Board of Directors declared a dividend of one right (a "Right") for each of the Company's issued and outstanding shares of common stock. The dividend was paid to the stockholders of record at the close of business on April 4, 2024. The complete description and terms of the Rights were set forth in the Rights Agreement, dated as of March 26, 2024, by and between the Company and Computershare Trust Company, N.A. as rights agent, as amended by the Amendment to the Rights Agreement dated as of April 22, 2024 (as amended, the "Rights Agreement"). On February 11, 2025, the Company and Computershare Trust Company, N.A. entered into the Second Amendment to the Rights Agreement. The amendment terminated the Rights Agreement by accelerating the expiration time of the Rights Agreement to expire on February 12, 2025. At the time of the termination of the Rights Agreement, all of the Rights, which were previously distributed to holders of the Company's issued and outstanding common stock, par value $0.001, pursuant to the Rights Agreement, expired.

Each Right initially entitled the registered holder, subject to the terms of the Rights Agreement, to purchase from the Company one half of a share of common stock, at an exercise price of $28.00 for each one half of a share of common stock (equivalent to $56.00 for each whole share of common stock), subject to certain adjustments. The Rights would only become exercisable upon the occurrence of certain events as described in the Rights Agreement.

The Company analyzed the terms governing the Rights under ASC 480, Distinguishing Liabilities from Equity, and concluded that the Rights were a freestanding financial instrument that qualified for liability classification. Specifically, the provisions within the Rights Agreement provided for scenarios outside of the Company's control that could require the Company to settle a portion of the Rights in cash, rather than in shares of common stock.

The Rights were only exercisable upon the occurrence of certain events, which had not occurred as of the end of the reporting period. As it was not considered likely that these events would occur, the Company considered the likelihood of exercise to be remote and had not ascribed value to the Rights as of December 31, 2024.

10.   **CONCENTRATION OF CREDIT RISK**

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of temporary cash investments and trade receivables (including financing receivables). The Company places its temporary cash investments with credit-worthy, high-quality financial institutions.

The Company's customer base is concentrated in the healthcare industry. Customers are primarily located throughout the United States. The Company requires no collateral or other security to support customer trade receivables. An allowance for credit losses for trade receivables and an allowance for credit losses for financing receivables have been established for potential credit losses based on historical collection experience.

The Company maintains its cash and cash equivalents in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

11.   FINANCING RECEIVABLES

Short-Term Payment Plans

The Company provides fixed monthly payment arrangements ("short-term payment plans") over terms ranging from three to twelve months for certain add-on software installations. As a practical expedient, we do not adjust the amount of consideration recognized as revenue for the financing component as unearned income when we expect payment within one year or less. These receivables, included in the current portion of financing receivables, were comprised of the following on December 31, 2024 and 2023:

(In thousands)	2024	2023
Short-term payment plans, gross	$ 1,521	$ 788
Less: allowance for credit losses	(76)	(39)
Short-term payment plans, net	$ 1,445	$ 749

Long-Term Financing Arrangements

Additionally, the Company provides financing for purchases of its information and patient care systems to certain healthcare providers under long-term financing arrangements expiring in various years through 2028. Under long-term financing arrangements, the transaction price is adjusted by a discount rate that reflects market conditions and that would be used for a separate financing transaction between the Company and licensee at contract inception, and takes into account the credit characteristics of the licensee and market interest rates as of the date of the agreement. As such, the amount of fixed fee revenue recognized at the beginning of the license term will be reduced by the calculated financing component. As payments are received from the licensee, the Company recognizes a portion of the financing component as interest income, reported as other income in the consolidated statements of operations. These receivables typically have terms from two to seven years.

The decrease in long-term financing arrangement balances during 2024 is primarily a result of the continued evolution of customer licensing preferences. Although the overwhelming majority of our historical Patient Care installations prior to 2019 were made under a perpetual license model, the dramatic shift in customer preferences to a SaaS license model began during 2019 with 49% of the year's new acute Patient Care installations being performed in a SaaS model, compared to only 12% in 2018. The shift in customer preference toward a SaaS model has since continued, with SaaS installations representing 100% of new acute Patient Care installations in 2023 and 2024. Due to the nature of the revenue recognition requirements for SaaS arrangements coupled with recurring monthly payments, these arrangements do not give rise to long-term financing arrangements.

The components of these receivables were as follows on December 31, 2024 and 2023:

(In thousands)	2024	2023
Long-term financing arrangements, gross	$ 4,100	$ 5,212
Less: allowance for credit losses	(362)	(377)
Less: unearned income	(288)	(361)
Long-term financing arrangements, net	$ 3,450	$ 4,474

Future minimum payments to be received subsequent to December 31, 2024 are as follows:

(In thousands)	
2025	$ 3,315
2026	601
2027	129
2028	55
2029	—
Thereafter	—
Total minimum payments to be received	4,100
Less: allowance for credit losses	(362)
Less: unearned income	(288)
Receivables, net	$ 3,450

Credit Quality of Financing Receivables and Allowance for Credit Losses

The following table is a roll-forward of the allowance for financing credit losses for the years ended December 31, 2024 and 2023:

(In thousands)	Beginning Balance	Provision	Charge-offs	Recoveries	Sale of AHT	Ending Balance
December 31, 2024	$ 416	$ 397	$ (373)	$ —	$ (2)	$ 438
December 31, 2023	$ 549	$ (133)	$ —	$ —	$ —	$ 416

The Company's financing receivables are comprised of a single portfolio segment, as the balances are all derived from short-term payment plan arrangements and long-term financing arrangements within our target market of community hospitals. The Company evaluates the credit quality of its financing receivables based on a combination of factors, including, but not limited to, customer collection experience, economic conditions, the customer's financial condition, and known risk characteristics impacting the respective customer base of community hospitals, the most notable of which relate to enacted and potential changes in Medicare and Medicaid reimbursement rates as community hospitals typically generate a significant portion of their revenues and related cash flows from beneficiaries of these programs. In addition to specific account identification, the Company utilizes historical collection experience to establish the allowance for credit losses. Financing receivables are written off only after the Company has exhausted all collection efforts.

Customer payments are considered past due if a scheduled payment is not received within contractually agreed upon terms. To facilitate customer collection and credit monitoring efforts, financing receivable amounts are invoiced and reclassified to trade accounts receivable when they become due, with all invoiced amounts placed on nonaccrual status. As a result, all past due amounts related to the Company's financing receivables are included in trade accounts receivable in the accompanying consolidated balance sheets. The following is an analysis of the age of financing receivables amounts (excluding short-term payment plans) that have been reclassified to trade accounts receivable and were past due as of December 31, 2024 and 2023:

(In thousands)	1 to 90 Days Past Due	91 to 180 Days Past Due	181 + Days Past Due	Total Past Due
December 31, 2024	$ 1,272	$ 317	$ 815	$ 2,404
December 31, 2023	$ 857	$ 231	$ 323	$ 1,411

From time to time, the Company may agree to alternative payment terms outside of the terms of the original financing receivable agreement due to customer difficulties in achieving the original terms. In general, such alternative payment arrangements do not result in a re-aging of the related receivables. Rather, payments pursuant to any alternative payment arrangements are applied to the already outstanding invoices beginning with the oldest outstanding invoices as the payments are received.

Because amounts are reclassified to trade accounts receivable when they become due, there are no past due amounts included within the financing receivables or the financing receivables, current portion, net amounts in the accompanying consolidated balance sheets.

The Company utilizes an aging of trade accounts receivable as the primary credit quality indicator for its financing receivables, which is facilitated by the reclassification of customer payment amounts to trade accounts receivable when they become due. The table below categorizes customer financing receivable balances (excluding short term payment plans), none of which are considered past due, based on the age of the oldest payment outstanding that has been reclassified to trade accounts receivable:

(In thousands)	December 31, 2024	December 31, 2023
Stratification of uninvoiced client financing receivables based on aging of related trade accounts receivable:		
Uninvoiced client financing receivables related to trade accounts receivable that are 1 to 90 Days Past Due	$ 1,208	$ 1,068
Uninvoiced client financing receivables related to trade accounts receivable that are 91 to 180 Days Past Due	259	1,720
Uninvoiced client financing receivables related to trade accounts receivable that are 181+ Days Past Due	1,316	965
Total uninvoiced client financing receivables balances of clients with a trade accounts receivable	$ 2,783	$ 3,753
Total uninvoiced client financing receivables of clients with no related trade accounts receivable	1,029	1,098
Total financing receivables with contractual maturities of one year or less	1,521	788
Less: allowance for credit losses	(438)	(416)
Total financing receivables	$ 4,895	$ 5,223

12. INTANGIBLE ASSETS AND GOODWILL

Our purchased definite-lived intangible assets as of December 31, 2024 and 2023 are summarized as follows:

Total	December 31, 2024				
(In thousands)	Customer Relationships	Trademark	Developed Technology	Non-compete Agreements	Total
Gross carrying amount, beginning of period	$ 116,470	$ 7,720	$ 31,900	$ 1,620	$ 157,710
Accumulated amortization	(50,260)	(5,378)	(22,177)	(846)	(78,661)
Accumulated impairment	—	(2,342)	—	—	(2,342)
Net intangible assets as of December 31, 2024	$ 66,210	$ —	$ 9,723	$ 774	$ 76,707
Weighted average remaining years of useful life	7.5	0.0	8.2	2.5	7.9

	December 31, 2023				
(In thousands)	Customer Relationships	Trademark	Developed Technology	Non-compete Agreements	Total
Gross carrying amount, beginning of period	$ 132,170	$ 12,320	$ 40,800	$ 1,400	$ 186,690
Intangible assets acquired	16,100	—	1,400	220	17,720
Accumulated amortization	(63,686)	(6,974)	(29,934)	(522)	(101,116)
Accumulated impairment	—	(2,342)	—	—	(2,342)
Held for sale	(8,735)	(3,004)	—	—	(11,739)
Net intangible assets as of December 31, 2023	$ 75,849	$ —	$ 12,266	$ 1,098	$ 89,213

During the fourth quarter of 2023, the Company committed to the Company-wide rebranding and legal entity consolidation initiative that culminated in the change of the Company's corporate name to "TruBridge, Inc." on March 4, 2024. As a result of this initiative, it was expected that certain of the Company's brand names and related trademarks would cease to be used, resulting in total trademark impairment recorded during the year ended December 31, 2023 of $2.3 million. Of the total trademark impairment charge, $1.0 million is derived from our RCM segment and $1.3 million is derived from our EHR segment.

The following table represents the remaining amortization of definite-lived intangible assets as of December 31, 2024:

(In thousands)

For the year ended December 31,

2025	$	12,190
2026		11,517
2027		10,496
2028		10,203
2029		10,095
Due thereafter		22,206
Total	$	76,707

The following table sets forth the change in the carrying amount of goodwill by segment for the years ended December 31, 2024, 2023, and 2022:

(In thousands)	Financial Health	Patient Care	Total
Balance as of December 31, 2022	$ 61,821	$ 136,432	$ 198,253
Goodwill acquired	17,263	—	17,263
Goodwill impairment	—	(35,913)	(35,913)
Held for sale	—	(7,694)	(7,694)
Balance as of December 31, 2023	$ 79,084	$ 92,825	$ 171,909
Goodwill acquired	664	—	664
Balance as of December 31, 2024	$ 79,748	$ 92,825	$ 172,573

Our reporting units assessed for impairment of goodwill on October 1, 2023 included: RCM (formerly the "TruBridge" reporting unit), Acute Care EHR, Post-acute care EHR (comprised solely of AHT, which was disposed in January 2024), and Patient Engagement (formerly a component of the "TruBridge" reporting unit). We did not identify any events or circumstances that would require interim goodwill impairment testing prior to October 1, 2023. Based on our quantitative assessment as of October 1, 2023, we determined that there was no impairment of goodwill for the TruBridge reporting unit. However, quantitative evaluations of the fair values of each of our remaining three reporting units, using a combination of the income and market valuation approaches, resulted in impairment conclusions as follows:

- Our Acute Care EHR reporting unit was assessed goodwill impairment charges of $6.4 million due to deteriorating market conditions, the related impact to the cost of capital, and lowered expectations regarding long-term margin potential.

- Our Post-acute care EHR reporting unit was assessed goodwill impairment charges of $2.2 million due to deteriorating market conditions, the related impact to the cost of capital, and revised expectations regarding the long-term persistence of elevated customer attrition levels.

- Our Patient Engagement reporting unit was assessed goodwill impairment charges of $7.6 million due to deteriorating market conditions, the related impact to the cost of capital, and revised expectations regarding long-term growth prospects as sales pipelines have been stubborn to develop to the robust levels previously anticipated.

During the fourth quarter of 2023, the decision to accept an offer for the sale of AHT that was well below the related reporting unit's carrying value was considered a triggering event requiring reassessment of the reporting unit's goodwill, resulting in an additional goodwill impairment charge of $19.7 million. Lastly, management considered the continued decrease in the Company's market capitalization since our most recent quantitative analysis dated October 1, 2023 to be a triggering event warranting a further quantitative goodwill impairment analysis as of December 31, 2023. As a result of this updated quantitative goodwill impairment analysis, management concluded that there was no further impairment to goodwill.

During the first quarter of 2024, our share price experienced a sustained decline resulting in a decrease in our market capitalization. This decline in share price was identified as a triggering event requiring a quantitative assessment for goodwill impairment in all of our reporting segments.

We assessed goodwill in each of our reporting segments for impairment as of March 31, 2024, by using a combination of the income and market valuation approaches. Under the income approach, we used a discounted cash flow model, which utilizes present values of cash flows to estimate fair value. Our forecasted cash flows reflected conditions as of March 31, 2024, and reflected management's anticipated business outlook for each reporting unit, which requires the use of estimates. The market approach applied selected trading multiples of companies comparable to the respective reporting units to the Company's financial measures. Trading multiples selected for each reporting unit varied from the low end of the range of guideline public companies up to the median depending on the specific characteristics of each reporting unit. The income approach was given significantly more weight in determining the fair values. The approaches, which qualify as Level 3 within the fair value hierarchy, incorporate a number of market participant assumptions including, but not limited to, future cash flows, growth rates, and discount rates. The assumptions about future cash flows and growth rates are based on the Company's forecasts and long-term plans. Discount rate assumptions are based on an assessment of the inherent risk of the respective reporting units. These quantitative evaluations of the fair values of each of our reporting units resulted in no impairment as of March 31, 2024. Given that the fair values of the reporting units are based on management's best estimates, if actual results should differ from those estimates, impairment charges may be required in future periods.

On May 14, 2024, the Company announced a reorganization of its operating and reporting segment structure. As a result, the Company changed from three operating and reportable segments of (i) RCM, (ii) EHR and (iii) Patient Engagement to two operating and reportable segments of (i) Financial Health and (ii) Patient Care. This restructuring resulted in another triggering event requiring a quantitative assessment for goodwill impairment in our reporting units immediately pre- and post-reorganization as of that date. We utilized the same goodwill valuation approach as described above. These quantitative evaluations of the fair values of the goodwill in each of our reporting units resulted in no impairment.

We performed our annual assessment for impairment of goodwill and determined that there was no impairment as of December 31, 2024.

13. LONG-TERM DEBT

Long-term debt was comprised of the following at December 31, 2024 and 2023:

(In thousands)	December 31, 2024	December 31, 2023
Term loan facility	$ 56,375	$ 63,875
Revolving credit facility	116,415	135,723
Debt obligations	172,790	199,598
Less: debt issuance costs	(1,212)	(1,187)
Debt obligation, net	171,578	198,411
Less: current portion	(2,980)	(3,141)
Long-term debt	$ 168,598	$ 195,270

As of December 31, 2024, the carrying value of debt approximates the fair value due to the variable interest rate which reflects market rates. The interest rate for the outstanding debt under our term loan facility and revolving credit facility as of December 31, 2024 was 7.69%.

Credit Agreement

In conjunction with our acquisition of Healthland Holding Inc. in January 2016, we entered into a syndicated credit agreement with Regions Bank ("Regions") serving as administrative agent, which provided for a $125 million term loan facility and a $50 million revolving credit facility. On June 16, 2020, we entered into an Amended and Restated Credit Agreement that increased the aggregate principal amount of our credit facilities to $185 million, including a $75 million term loan facility and a $110 million revolving credit facility. On May 2, 2022, we entered into a First Amendment (the "First Amendment") to the Amended and Restated Credit Agreement that increased the aggregate principal amount of our credit facilities to $230 million, which includes a $70 million term loan facility and a $160 million revolving credit facility. In addition, the interest rate provisions of the First Amendment reflect the transition from the London Interbank Offered Rate ("LIBOR") to the Secured Overnight Financing Rate ("SOFR") as the new benchmark interest rate for each loan.

Each of our credit facilities continues to bear interest at a rate per annum equal to an applicable margin plus, at our option, either (1) the Adjusted SOFR rate for the relevant interest period, subject to a floor of 0.50%, (2) an alternate base rate determined by reference to the greater of (a) the prime lending rate of Regions, (b) the federal funds rate for the relevant interest period plus one half of one percent per annum and (c) the one month SOFR rate, subject to the aforementioned floor, plus one percent per annum, or (3) a combination of (1) and (2). The applicable margin for SOFR loans and the letter of credit fee ranges from 1.8% to 3.0%. The applicable margin range for base rate loans ranges from 0.8% to 2.0%, in each case based on the Company's consolidated net leverage ratio.

Principal payments with respect to the term loan facility are due on the last day of each fiscal quarter beginning June 30, 2022, with quarterly principal payments of approximately $0.9 million through March 31, 2027, with maturity on May 2, 2027 or such earlier date as the obligations under the Amended and Restated Credit Agreement, as amended by the First Amendment, become due and payable pursuant to the terms of such agreement. Any principal outstanding under the revolving credit facility is due and payable on the maturity date.

Anticipated annual future maturities of the term loan facility and revolving credit facility are as follows as of December 31, 2024:

(In thousands)	
2025	$ 3,500
2026	3,500
2027	165,790
2028	—
Thereafter	—
	$ 172,790

Our credit facilities are secured pursuant to the Amended and Restated Credit Agreement, dated as of June 16, 2020, among the parties identified as obligors therein and Regions, as collateral agent, on a first priority basis by a security interest in substantially all of the tangible and intangible assets (subject to certain exceptions) of the Company and certain subsidiaries of the Company, as guarantors (collectively, the "Subsidiary Guarantors"), including certain registered intellectual property and the capital stock of certain of the Company's direct and indirect subsidiaries. Our obligations under the Amended and Restated Credit Agreement are also guaranteed by the Subsidiary Guarantors.

The First Amendment provides incremental facility capacity of $75 million, subject to certain conditions. The Amended and Restated Credit Agreement, as amended by the First Amendment, includes a number of restrictive covenants that, among other things and in each case subject to certain exceptions and baskets, impose operating and financial restrictions on the Company and the Subsidiary Guarantors, including the ability to incur additional debt; incur liens and encumbrances; make certain restricted payments, including paying dividends on the Company's equity securities or payments to redeem, repurchase or retire the Company's equity securities (which are subject to our compliance, on a pro forma basis to give effect to the restricted payment, with the fixed charge coverage ratio and consolidated net leverage ratio described below); enter into certain restrictive agreements; make investments, loans and acquisitions; merge or consolidate with any other person; dispose of assets; enter into sale and leaseback transactions; engage in transactions with affiliates; and materially alter the business we conduct. The Amended and Restated Credit Agreement also contains customary representations and warranties, affirmative covenants and events of default.

The First Amendment required the Company to maintain a minimum fixed charge coverage ratio of 1.25:1.00 throughout the duration of such agreement. On March 10, 2023, the calculation of the fixed charge coverage ratio was amended to specifically exclude from the definition of fixed charges the Company's share repurchases conducted during the third and fourth quarters of 2022. As of September 30, 2023, we were not in compliance with the fixed charge coverage ratio required by the Amended and Restated Credit Agreement. On November 8, 2023, the Company and the subsidiary guarantors entered into a Waiver with Regions Bank, as administrative agent, and various other lenders, which provided for a one-time waiver of this failure as an event of default. As of December 31, 2023, the Company was similarly not in compliance with the fixed charge coverage ratio required by the Amended and Restated Credit Agreement, and a one-time waiver was provided in conjunction with the Fourth Amendment to the Amended and Restated Credit Agreement (further described below). The Fourth Amendment decreased the required fixed charge coverage ratio from 1.25:1.00 to 1.15:1.00 for each fiscal quarter ending March 31, 2024 through December 31, 2024. Any failure by us to comply with this or another covenant in the future may result in an event of default. There can be no assurance that we will be able to continue to comply with this covenant or obtain amendments to avoid future covenant violations, or that such amendments will be available on commercially acceptable terms.

Also under the First Amendment, the Company is required to comply with a maximum consolidated net leverage ratio of 3.50:1.00. Further, under the First Amendment, in connection with any acquisition by the Company exceeding $25 million, the Company may elect to increase the maximum permitted consolidated net leverage ratio for the fiscal quarter in which the acquisition occurs and each of the following three fiscal quarters by 0.50:1.00 above the otherwise permitted maximum. If the consolidated net leverage ratio is less than 2.50:1:00, there is no limit on the amount of incremental facilities.

The First Amendment removed the requirement that the Company mandatorily prepay the credit facilities with excess cash flow generated during the prior fiscal year. The Company is permitted to voluntarily prepay the credit facilities at any time without penalty, subject to customary "breakage" costs with respect to prepayments of SOFR rate loans made on a day other than the last day of any applicable interest period.

On January 16, 2024, the Company entered into a Third Amendment (the "Third Amendment") to the Credit Agreement. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Credit Agreement. The Third Amendment modified the term "Consolidated EBITDA" to provide that the following amounts will be added back to Consolidated Net Income: (i) the reasonably expected value of all earn-out consideration in connection with any Permitted Acquisition, provided that the aggregate amount of fees and out-of-pocket expenses incurred in connection with anticipated Permitted Acquisitions which are not consummated during any period of four fiscal quarters ending on or after the Closing Date will not exceed the greater of $7 million and 10% of Consolidated EBITDA; (ii) any fees, costs or expenses related to the implementation of cost savings, operating expense reductions and synergies related to Permitted Acquisitions, restructurings and other initiatives; and (iii) costs and expenses related to the previously disclosed U.S. Securities and Exchange Commission investigation that occurred during the fiscal year ended December 31, 2023, in an aggregate amount not to exceed $1.25 million. Additionally, the Third Amendment (y) removed from the maximum aggregate amount of fees and expenses that can be added back to Consolidated Net Income any losses resulting from any Asset Sales or Involuntary Disposition and (z) increased the maximum amount of fees and expenses that can be added back to Consolidated Net Income related to savings initiatives, Equity Transactions, the incurrence of Indebtedness and amendments to the Credit Documents from 10% to 15% of Consolidated EBITDA (determined prior to giving effect to such adjustments).

On February 29, 2024, the Company entered into a Fourth Amendment (the "Fourth Amendment") to the Credit Agreement, and capitalized terms used but not defined herein shall have the meanings ascribed to them in the Credit Agreement. The Fourth Amendment further modified the term "Consolidated EBITDA" to provide that the additional following amounts will be added back to Consolidated Net Income: (i) costs and expenses related to the voluntary early retirement program during the fiscal year ending December 31, 2023; and (ii) fees, costs and expenses in categories identified to the Administrative Agent to the extent incurred during the fiscal year ending December 31, 2024, in an aggregate amount not to exceed $7.25 million. Additionally, the modified definition of "Consolidated EBITDA" limits the amount of pro forma "run rate" cost savings, operating expense reductions and synergies (collectively, "Savings") related to the Viewgol Acquisition that can be added back to Consolidated Net Income to an aggregate amount not to exceed $6.6 million; however, Savings related to the Viewgol Acquisition are not subject to the cap of 15% of Consolidated EBITDA that otherwise applies to Savings related to Permitted Acquisitions, restructurings or cost savings initiatives.

14.   BENEFIT PLANS

In January 1994, the Company adopted the CPSI 401(k) Retirement Plan that covers all eligible employees of the Company. The plan allows eligible employees to contribute up to 60% of their pre-tax earnings up to the statutory limit prescribed by the Internal Revenue Service. The Company matches a discretionary amount determined by the Board of Directors. The Company contributed approximately $3.5 million, $3.8 million, and $3.5 million to the plan for the years ended December 31, 2024, 2023 and 2022, respectively.

15.   OPERATING LEASES

The Company leases office space in various locations in Alabama, Pennsylvania, and Mississippi. These leases have terms expiring from 2025 through 2030 but do contain optional extension terms. Leases with an initial term of 12 months or less are not recorded on the balance sheet. We recognize lease expense on a straight-line basis over the lease term.

On April 30, 2023, the company terminated its lease agreement for approximately 12,500 square feet of office space in Plymouth, Minnesota. Pursuant to a Termination of Lease Agreement dated April 18, 2023, the Company paid $1.1 million to the landlord as consideration for the early termination. In connection with the lease termination, the Company derecognized the assets and liabilities associated with the operating lease and recorded a $0.1 million loss on the disposal of leasehold improvement.

Supplemental balance sheet information related to operating leases is as follows:

(In thousands)	December 31, 2024
Operating lease assets:	
Operating lease assets	$ 3,092
Operating lease liabilities:	
Other accrued liabilities	944
Operating lease liabilities, net of current portion	2,293
Total operating lease liabilities	$ 3,237
Weighted average remaining lease term in years	3.60
Weighted average discount rate	4.1%

Because our leases do not provide a readily determinable implicit rate, we use our incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. The incremental borrowing rate is the estimated rate incurred to borrow on a collateralized basis over a similar term and amount equal to the lease payments in a similar economic environment. We used the incremental borrowing rate on January 1, 2019, for operating leases that commenced prior to that date.

The future minimum lease payments payable under these operating leases subsequent to December 31, 2024 are as follows:

(In thousands)	
2025	$ 1,058
2026	1,020
2027	709
2028	462
2029	231
Thereafter	—
Total lease payments	3,480
Less imputed interest	(243)
Total	$ 3,237

Total rent expense for the years ended December 31, 2024, 2023, and 2022 was $1.8 million, $1.8 million, and $2.2 million, respectively.

Total cash paid for amounts included in the measurement of lease liabilities within operating cash flows from operating leases for the year ended December 31, 2024, 2023, and 2022 was $1.8 million, $1.8 million, and $2.2 million, respectively.

16.   COMMITMENTS AND CONTINGENCIES

From time to time, the Company is involved in routine litigation that arises in the ordinary course of business. Management does not believe it is reasonably possible that such matters will have a material adverse effect on the Company's financial statements. The Company recorded a liability of $1.0 million related to contingent consideration for Viewgol's former equity holders as of December 31, 2023. The Company revalued the contingent consideration liability as of September 30, 2024, which resulted in a reversal of the previously recorded liability.

The reversal of the liability resulted in the Company recognizing a gain on the change in fair value of contingent consideration of $1.0 million during the year ended December 31, 2024, which is included in "Other Income (expense)" in the accompanying consolidated statements of operations.

17. FAIR VALUE

ASC 820, *Fair Value Measurements and Disclosures,* establishes a framework for measuring fair value and expands financial statement disclosures about fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The Codification topic does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements. The Codification topic requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The fair value of contingent consideration represents the potential earnout incentive for Viewgol's former equity holders. We estimated the fair value of this contingent consideration based on the probability of Viewgol meeting EBITDA targets (subject to certain pro-forma adjustments). Management reviews the historical and projected performance of Viewgol and uses an option pricing method to revalue the contingent consideration. The revaluation requires management to make certain assumptions and represents management's best estimate at the valuation date. As noted above, the Company revalued the contingent consideration liability as of September 30, 2024, which resulted in a reversal of the previously recorded liability.

18. SEGMENT REPORTING

Our chief operating decision makers ("CODM") previously identified the following three operating segments: RCM, EHR, and Patient Engagement. In May 2024, the Company made a number of changes to its organizational structure and management system to better align the Company's operating model with its strategic initiatives. As a result, the Company changed from three operating and reportable segments to two operating and reportable segments of (i) EHR and (ii) RCM. These two segments are distinct business units with unique market dynamics and opportunities. They represent the components of the Company for which separate financial information is available and is utilized on a regular basis by the CODM in assessing segment performance and in allocating the Company's resources. The Patient Engagement segment results were transitioned into the EHR segment for all periods presented.

During the Company's realignment in May 2024 the reportable segments naming convention was updated. The previously reported RCM segment has been updated to Financial Health and the former EHR segment is now referred to as Patient Care. There were no additional changes to the composition of the Company's reportable segments in connection with the name changes. The financial statements and accompanying footnotes have been updated with the new segment names.

The CODM evaluates the performance of the segments based on revenues and Adjusted EBITDA[1], as well as the expenses within each segment including cost of sales, product development, sales and marketing, and general and administrative. The CODM considers revenue, Adjusted EBITDA, and the related expenses to allocate resources for each segment during the annual budgeting and forecasting process. Monthly, the CODM considers forecast-to-actual variances for each of these performance measures to assess the performance for each segment. Management believes Adjusted EBITDA is a useful measure to assess the performance and liquidity of the Company as it provides meaningful operating results by excluding the effects of expenses that are not reflective of the Company's operating business performance. Our CODM group is comprised of the Chief Executive Officer, Chief Operating Officer, and Chief Financial Officer. As of December 31, 2024, the Chief Operating Officer's employment with the Company terminated and, as such, the CODM group will be comprised of the Chief Executive Officer and Chief Financial Officer going forward. Accounting policies for each of the reportable segments are the same as those used on a consolidated basis.

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[1] Adjusted EBITDA is a non-GAAP measure. A reconciliation of Adjusted EBITDA to net income is included in this Note 18 - Segment Reporting.

Adjusted EBITDA consists of GAAP net income (loss) as reported and adjusts for (i) depreciation expense; (ii) amortization of software development costs; (iii) amortization of acquisition-related intangible assets; (iv) stock-based compensation; (v) severance; (vi) other non-recurring charges; (vii) interest expense and other, net; (viii) impairment of goodwill; (ix) impairment of trademark intangibles; (x) gain on contingent consideration; (xi) loss on disposal of property and equipment; (xii) gain on sale of AHT; and (xiii) the provision (benefit) for income taxes. There are no intersegment revenues to be eliminated in computing segment revenue.

The CODM do not evaluate operating segments nor make decisions regarding operating segments based on assets. Consequently, we do not disclose total assets by reportable segment.

The following table presents a summary of the revenues and Adjusted EBITDA of our two operating segments for the years ended December 31, 2024, 2023, and 2022:

(In thousands)	Year Ended December 31,		
	2024	2023	2022
Revenues:			
Financial Health	$ 217,672	$ 192,325	$ 179,870
Patient Care	124,974	143,630	146,778
Total consolidated revenues	342,646	335,955	326,648
Less:			
Financial Health expenses:			
Cost of sales (excluding depreciation and amortization and stock compensation expense)	$ 116,494	$ 108,498	$ 96,793
Product development	8,197	9,362	6,609
Sales and marketing	17,138	17,261	13,752
General and administrative expenses	39,680	34,008	27,497
Total Financial Health expenses	$ 181,509	$ 169,129	$ 144,651
Patient Care expenses:			
Cost of sales (excluding depreciation and amortization and stock compensation expense)	$ 51,316	$ 65,116	$ 68,939
Product development	25,352	27,878	25,290
Sales and marketing	9,223	10,795	13,379
General and administrative expenses	18,676	18,941	18,490
Total Patient Care expenses	$ 104,567	$ 122,730	$ 126,098
Total segment expenses	$ 286,076	$ 291,859	$ 270,749
Adjusted EBITDA by Segment:			
Financial Health	36,163	23,196	35,219
Patient Care	20,407	20,900	20,680
Total Adjusted EBITDA	$ 56,570	$ 44,096	$ 55,899

The following table reconciles net income to adjusted EBITDA:

(In thousands)	Year Ended December 31,		
	2024	2023	2022
Net income (loss), as reported	$ (20,439)	$ (48,434)	$ 15,867
Deferred revenue and other acquisition-related adjustments	—	—	109
Depreciation expense	1,346	1,946	2,443
Amortization of software development costs	15,122	8,096	3,484
Amortization of acquisition-related intangibles	12,505	16,426	17,403
Stock-based compensation	5,520	3,271	5,173
Severance and other non-recurring charges	15,442	22,186	4,504
Interest expense and other, net	15,517	11,659	5,267
Impairment of goodwill	—	35,913	—
Impairment of trademark intangibles	—	2,342	—
Gain on contingent consideration	(1,044)	—	(565)
Loss on disposal of property and equipment	3,895	117	—
Gain on sale of AHT	(1,529)	—	—
Provision (benefit) for income taxes	10,235	(9,426)	2,214
Total adjusted EBITDA	$ 56,570	$ 44,096	$ 55,899

SCHEDULE II
TRUBRIDGE, INC.
VALUATION AND QUALIFYING ACCOUNTS
(In thousands)

Description		Balance at beginning of period		Additions charged to cost and expenses (1)		Deductions (2)		Balance at end of period
Allowance for credit losses deducted from accounts receivable in the balance sheet	2022	$ 1,826	$	1,203	$	(175)	$	2,854
	2023	$ 2,854	$	2,053	$	(879)	$	4,028
	2024	$ 4,028	$	3,268	$	(1,435)	$	5,861

(1) Adjustments to allowance for change in estimates.
(2) Uncollectible accounts written off, net of recoveries.

Description		Balance at beginning of period		Additions charged to cost and expenses (1)		Deductions (2)		Balance at end of period
Allowance for credit losses deducted from financing receivables in the balance sheet	2022	$ 722	$	(211)	$	38	$	549
	2023	$ 549	$	(133)	$	—	$	416
	2024	$ 416	$	397	$	(375)	$	438

(1) Adjustments to allowance for change in estimates.
(2) Uncollectible accounts written off, net of recoveries.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to provide reasonable assurance that the information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported within the time periods specified in the rules and forms promulgated by the Securities and Exchange Commission, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Because of the inherent limitations to the effectiveness of any system of disclosure controls and procedures, no evaluation of disclosure controls and procedures can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been prevented or detected on a timely basis. Even disclosure controls and procedures determined to be effective can only provide reasonable assurance that their objectives are achieved.

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) pursuant to Rule 13a-15 of the Exchange Act. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective at the reasonable assurance level.

Management's Remediation Efforts

The Company's management, under the leadership of the new Chief Financial Officer since January 1, 2024, has worked to strengthen the Company's internal controls.

With respect to the material weakness related to the Company's revenue business cycle, the Company is in the process of redesigning existing and implementing additional controls and procedures to address the deficiencies described in Management's Report on Internal Control Over Financial Reporting. We are evaluating customer contract life cycle management tools and automation solutions to establish robust preventative controls and ensure we maintain a complete and up-to-date inventory of customer contracts, subsequent modifications and terminations. Additionally, we on-boarded key personnel within the Company's finance team and are working to build strong channels of communication and enhanced coordination between functions.

While the Company believes these efforts are strengthening its internal control over financial reporting, the Company will not be able to conclude whether the steps taken by the Company have remediated the material weakness in internal control over financial reporting described above until a period of time has passed to allow management to test the design and operating effectiveness of the new and enhanced controls.

With respect to the material weakness related to the Company's procedures for reviewing manual journal entries that existed as of March 31, 2024 and continued through September 30, 2024, the Company's management has worked to redesign and implement enhanced controls to ensure each manual journal entry is reviewed and approved prior to entry into the Company's accounting system, and all manual journal entries are reviewed on a monthly basis to ensure there is no evidence of fraud or material error. In Management's opinion, this in no longer deemed a material weakness as of December 31, 2024.

We believe that the foregoing actions will support the improvement of our internal control over financial reporting, and, through our continuous efforts to identify, design, and implement the necessary control activities, will be effective in remediating the material weaknesses. We will continue to devote time and attention to these remediation efforts. As we continue to evaluate and work to improve our internal control over financial reporting, management may determine to take additional measures to address the material weaknesses or determine to modify the remediation plan described above.

Changes in Internal Control over Financial Reporting

On October 16, 2023, we acquired Viewgol, as further described in Note 3 - Business Combinations and Disposition of the consolidated financial statements. We continue to integrate policies, processes, people, technology and operations for our combined operations, and will continue to evaluate the impact of any related changes to internal controls over financial reporting during the fiscal year.

Other than the integration of Viewgol and the material weaknesses and related remediation efforts described above, there were no changes in the Company's internal control over financing reporting (as defined in Exchange Act Rule 13a-15(f)) during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Annual Report on Internal Control Over Financial Reporting

This report is included in Item 8 on page 59 and is incorporated herein by reference.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

This report is included in Item 8 on page 60 and is incorporated herein by reference.

ITEM 9B.   OTHER INFORMATION.

(a) On June 9, 2022, the Company entered into a Termination of Sublease Agreement ("Termination") with Red Square LLC (the "Sublandlord"), pursuant to which the Company terminated its existing Sublease dated February 22, 2021. Simultaneously, the Company entered into a Lease Agreement (the "New Lease") with Santa Teresa Capital, LLC (the "Landlord"). Both the Termination and the New Lease relate to the Company's lease of a portion of a building in Mobile, Alabama that houses the Company's principal executive office (the "Property").

The New Lease is for a term of 84 months beginning July 1, 2022, with three renewal options of 60 months each. The monthly rent under the New Lease is $32,866 for months 1-15, $35,000 for months 16-63, and $38,500 for months 64-84. The renewal options provide for monthly rent of $48,120 for the first renewal period, $48,294 for the second renewal period, and $54,089 for the third renewal period. The New Lease is a net lease, with the Company as tenant responsible for taxes, utilities, and insurance on the Property. The New Lease contains customary representations, warranties, covenants and indemnities by the parties, as well as provisions relating to maintenance, insurance, casualty, condemnation, assignment, subleasing, default and remedies.

The foregoing summary of the Termination Agreement and the New Lease does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Termination Agreement and the New Lease, copies of which are attached to this Form 10-K as Exhibits 10.1 and 10.2, respectively, and are incorporated herein by reference. This disclosure is intended to satisfy the requirements of Items 1.01, 1.02, and 2.03 of Form 8-K.

(b) Rule 10b5-1 Trading Arrangements

From time to time, members of the Company's Board of Directors and officers of the Company may enter into Rule 10b5-1 trading plans, which allow for the purchase or sale of common stock under pre-established terms at times when directors and officers might otherwise be prevented from trading under insider trading laws or because of self-imposed blackout periods. Such trading plans are intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Exchange Act and comply with the Company's insider trading policy. During the three months ended December 31, 2024, none of the Company's directors or officers adopted or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408 of Regulation S-K.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

We have adopted a Code of Business Conduct and Ethics applicable to all of our directors, officers (including our Chief Executive Officer and senior financial officers) and employees which also includes a separate code of ethics with additional guidelines and responsibilities applicable to our Chief Executive Officer and senior financial officers, known as the Code of Ethics for CEO and Senior Financial Officers. Copies of the Code of Business Conduct and Ethics and the Code of Ethics for CEO and Senior Financial Officers are available on TruBridge's web site at www.trubridge.com in the "Corporate Information" section under "Corporate Governance."

We have adopted an Insider Trading Policy governing the purchase, sale, and other disposition of our securities by our directors, officers, and employees, and by the Company. We believe this policy is reasonably designed to promote compliance with insider trading laws, rules, and regulations and listing standards applicable to the Company. A copy of our Insider Trading Policy is filed as Exhibit 19 to this Form 10-K.

Other information required by this Item regarding executive officers is included in Part I of this Form 10-K under the caption "Executive Officers" in accordance with Instruction 3 to Paragraph (b) of Item 401 of Regulation S-K.

Other information required by this Item is incorporated by reference pursuant to General Instruction G(3) of Form 10-K from TruBridge's definitive Proxy Statement for the 2025 Annual Meeting of Stockholders (the "2025 Proxy Statement") to be filed with the Securities and Exchange Commission pursuant to Regulation 14A.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference pursuant to General Instruction G(3) of Form 10-K from the 2025 Proxy Statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The additional information required by this Item is incorporated by reference pursuant to General Instruction G(3) of Form 10-K from the 2025 Proxy Statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated by reference pursuant to General Instruction G(3) of Form 10-K from the 2025 Proxy Statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated by reference pursuant to General Instruction G(3) of Form 10-K from the 2025 Proxy Statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A.

PART IV

ITEM 15.   **EXHIBITS AND FINANCIAL STATEMENT SCHEDULES**

(a)(1) and (2) and (c) – Financial Statements and Financial Statement Schedules.

<u>Financial Statements</u>: The Financial Statements and related Financial Statements Schedule of TruBridge are included herein in Part II, Item 8.

(a)(3) and (b) – Exhibits.

The exhibits listed on the Exhibit Index beginning on page 108 of this Annual Report on Form 10-K are filed herewith or are incorporated herein by reference.

ITEM 16.   **FORM 10-K SUMMARY**

None.


SIGNATURES


Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on this the 17th day of March, 2025.


TRUBRIDGE, INC.


By: /s/ Christopher L. Fowler
     Christopher L. Fowler
     President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Christopher L. Fowler Christopher L. Fowler	President, Chief Executive Officer and Director (principal executive officer)	March 17, 2025
/s/ Vinay Bassi Vinay Bassi	Chief Financial Officer and Treasurer (principal financial officer)	March 17, 2025
/s/ Vita MacIntyre Vita MacIntyre	Controller (principal accounting officer)	March 17, 2025
/s/ Glenn P. Tobin Glenn P. Tobin	Chairperson of the Board	March 17, 2025
/s/ Mark V. Anquillare Mark V. Anquillare	Director	March 17, 2025
/s/ Regina M. Benjamin Regina M. Benjamin	Director	March 17, 2025
/s/ Jerry G. Canada Jerry G. Canada	Director	March 17, 2025
David A. Dye /s/ David A. Dye	Director	March 17, 2025
/s/ Christopher T. Hjelm Christopher T. Hjelm	Director	March 17, 2025
/s/ Amy O'Keefe Amy O'Keefe	Director	March 17, 2025
/s/ Andris Upitis Andris Upitis	Director	March 17, 2025

Exhibit Index

Effective as of March 4, 2024, we changed our name to TruBridge, Inc. By operation of law, any reference to "Computer Programs and Systems, Inc." or "CPSI" in these exhibits should be read as "TruBridge" as set forth in the Exhibit List below.

Exhibit Number	Description
2.1	Securities Purchase Agreement, dated as of October 16, 2023, by and among Computer Programs and Systems, Inc., Viewgol, LLC, VG Sellers, Inc. and Travis Douglas Huffman, Kristen Closson and Harry Hopkinds (filed as Exhibit 2.1 to CPSI's Current Report on Form 8-K dated October 17, 2023 and incorporated herein by reference)
2.2	Stock Purchase Agreement, dated as of January 16, 2024, by and among Computer Programs and Systems, Inc., PointClickCare Technologies USA Corp., Healthland Inc., and American HealthTech, Inc. (filed as Exhibit 2.1 to CPSI's Current Report on Form 8-K dated January 17, 2024 and incorporated herein by reference)
3.1	Certificate of Incorporation (filed as Exhibit 3.4 to CPSI's Registration Statement on Form S-1 (Registration No. 333-84726) and incorporated herein by reference)
3.2	Certificate of Amendment to Certificate of Incorporation (filed as Exhibit 3.1 to TruBridge's Current Report on Form 8-K dated March 4, 2024 and incorporated herein by reference)
3.3	Second Amended and Restated Bylaws dated October 25, 2024 (filed as Exhibit 3.1 to TruBridge's Current Report on Form 8-K dated October 25, 2024 and incorporated herein by reference)
4.1	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934 (filed as Exhibit 4.1 to CPSI's Annual Report on Form 10-K for the period ended December 31, 2019 and incorporated herein by reference)
4.2	Rights Agreement, dated as of March 26, 2024, by and between TruBridge, Inc. and Computershare Trust Company, N.A., as Rights Agent (filed as Exhibit 4.1 to TruBridge's Current Report on Form 8-K dated March 26, 2024 and incorporated herein by reference)
4.3	Amendment to the Rights Agreement, dated as of April 22, 2024, by and between TruBridge, Inc. and Computershare Trust Company, N.A., as Rights Agent (filed as Exhibit 4.2 to TruBridge's Current Report on Form 8-K dated April 23, 2024 and incorporated herein by reference)
4.4	Second Amendment to the Rights Agreement, dated as of February 11, 2025, by and between TruBridge, Inc. and Computershare Trust Company, N.A., as Rights Agent (filed as Exhibit 4.3 to TruBridge's Current Report on Form 8-K dated February 11, 2025 and incorporated herein by reference)
10.1	Termination of Sublease Agreement, dated June 9, 2022, by and between Computer Programs and Systems, Inc. and Red Square LLC
10.2	Single Tenant/Stand Alone Absolute Net Lease, dated June 9, 2022, by and between Computer Programs and Systems, Inc. and Santa Teresa Capital, LLC
10.3	Form of Indemnity Agreement entered into by CPSI and each of its non-employee directors (filed as Exhibit 10.1 to CPSI's Quarterly Report on Form 10-Q for the period ended September 30, 2002 and incorporated herein by reference)
10.4*	Computer Programs and Systems, Inc. Amended and Restated 2019 Incentive Plan (filed as Exhibit 5.1 to TruBridge's Annual Report on Form 10-K for the period ended December 31, 2023 and incorporated herein by reference)
10.5*	Form of Non-Employee Director Restricted Stock Award Agreement under the 2019 Incentive Plan
10.6*	Form of Restricted Stock Award Agreement under the 2019 Incentive Plan (for grants in 2021, 2022, and 2023) (filed as Exhibit 10.6 to TruBridge's Annual Report on Form 10-K for the period ended December 31, 2023 and incorporated herein by reference)
10.7*	Form of Performance-Based Cash Bonus Award Agreement under the 2019 Incentive Plan (for grants in 2021, 2022, and 2023) (filed as Exhibit 10.7 to TruBridge's Annual Report on Form 10-K for the period ended December 31, 2023 and incorporated herein by reference)

10.8*	Form of Performance Share Award Agreement under the 2019 Incentive Plan (for grants in 2021, 2022, and 2023) (filed as Exhibit 10.8 to TruBridge's Annual Report on Form 10-K for the period ended December 31, 2023 and incorporated herein by reference)
10.9*	Form of Restricted Stock Award Agreement under the 2019 Incentive Plan (for grants in 2024 and 2025)
10.10*	Form of Performance-Based Cash Bonus Award Agreement under the 2019 Incentive Plan (for grants in 2024)
10.11*	Form of Performance Share Award Agreement under the 2019 Incentive Plan (for grants in 2024)
10.12*	Form of Performance-Based Cash Bonus Award Agreement under the 2019 Incentive Plan (for grants in 2025)
10.13*	Form of Performance Share Award Agreement under the 2019 Incentive Plan (for grants in 2025)
10.14	Form of Executive Severance Agreement entered into between Computer Programs and Systems, Inc. and each executive officer (other than Christopher L. Fowler) (filed as Exhibit 10.1 to CPSI's Current Report on Form 8-K dated June 26, 2023 and incorporated herein by reference)
10.15*	Chief Sales Officer Compensation Plan for Dawn M. Severance (Jan. 1, 2024 – Dec. 31, 2024) (filed as Exhibit 10.9 to TruBridge's Annual Report on Form 10-K for the period ended December 31, 2023)
10.16*	Chief Sales Officer Compensation Plan for Dawn M. Severance (Jan. 1, 2025 – Dec. 31, 2025)
10.17*	Employment Agreement, dated July 1, 2022, by and between the Company and Christopher L. Fowler (filed as Exhibit 10.1 to CPSI's Current Report on Form 8-K dated July 7, 2022 and incorporated herein by reference)
10.18*	Restricted Stock Award Agreement, dated July 1, 2022, by and between the Company and Christopher L. Fowler (filed as Exhibit 10.2 to CPSI's Current Report on Form 8-K dated July 7, 2022 and incorporated herein by reference)
10.19*	Offer of Employment for Vinay Bassi, dated October 18, 2023 (filed as Exhibit 10.1 to CPSI's Current Report on Form 8-K dated November 7, 2023 and incorporated herein by reference)
10.20*	Cash Retention Agreement, dated November 1, 2023, between Computer Programs and Systems, Inc. and Vinay Bassi (filed as Exhibit 10.2 to CPSI's Current Report on Form 8-K dated November 7, 2023 and incorporated herein by reference)
10.21*	General Release of Claims, dated December 31, 2023, entered into by Matthew J. Chambless (filed as Exhibit 10.1 to CPSI's Current Report on Form 8-K dated January 5, 2024 and incorporated herein by reference)
10.22*	Cash Retention Agreement, dated March 27, 2024, between TruBridge, Inc. and Vita MacIntyre (filed as Exhibit 10.1 to TruBridge's Current Report on Form 8-K dated April 1, 2024 and incorporated herein by reference)
10.23	General Release of Claims, dated December 31, 2024, entered into by David A. Dye
10.24	Amended and Restated Credit Agreement, dated as of June 16, 2020, by and among Computer Programs and Systems, Inc., certain of its subsidiaries, as guarantors, certain lenders named therein, and Regions Bank, as administrative agent and collateral agent (filed as Exhibit 10.1 to CPSI's Current Report on Form 8-K dated June 18, 2020 and incorporated herein by reference)
10.25	Amended and Restated Pledge and Security Agreement, dated as of June 16, 2020, by and among the parties identified as Obligors therein and Regions Bank, as collateral agent (filed as Exhibit 10.2 to CPSI's Current Report on Form 8-K dated June 18,2020 and incorporated herein by reference)
10.26	First Amendment, dated as of May 2, 2022, to the Amended and Restated Credit Agreement, dated as of June 16, 2020, by and among Computer Programs and Systems, Inc., certain of its subsidiaries, as guarantors, certain lenders named therein, and Regions Bank, as administrative agent and collateral agent (filed as Exhibit 10.1 to CPSI's Current Report on 8-K dated May 3, 2022 and incorporated herein by reference)

10.27	Second Amendment, dated as of March 10, 2023, to the Amended and Restated Credit Agreement, dated as of June 16, 2020, by and among Computer Programs and Systems, Inc., certain of its subsidiaries, as guarantors, certain lenders named therein, and Regions Bank, as administrative agent and collateral agent (filed as Exhibit 10.22 to CPSI's Annual Report on Form 10-K for the period ended December 31, 2022 and incorporated herein by reference)
10.28	Waiver (of Amended and Restated Credit Agreement), dated as of November 8, 2023, by and among Computer Programs and Systems, Inc., certain of its subsidiaries, as guarantors, certain lenders named therein, and Regions Bank, as administrative agent and collateral agent (filed as Exhibit 10.1 to CPSI's Quarterly Report on Form 10-Q for the period ended September 30, 2023 and incorporated herein by reference)
10.29	Third Amendment, dated as of January 16, 2024, to the Amended and Restated Credit Agreement, dated as of June 16, 2020, by and among Computer Programs and Systems, Inc., certain of its subsidiaries, as guarantors, certain lenders named therein, and Regions Bank, as administrative agent and collateral agent (filed as Exhibit 10.1 to CPSI's Current Report on Form 8-K dated January 17, 2024 and incorporated herein by reference)
10.3	Fourth Amendment, dated as of February 29, 2024, to the Amended and Restated Credit Agreement, dated as of June 16, 2020, by and among Computer Programs and Systems, Inc., certain of its subsidiaries, as guarantors, certain lenders named therein, and Regions Bank, as administrative agent and collateral agent (filed as Exhibit 10.1 to CPSI's Current Report on Form 8-K dated February 29, 2024 and incorporated herein by reference)
10.31	Cooperation Agreement, dated as of February 11, 2025, by and between Trubridge, Inc. and Pinetree Capital Ltd. and L6 Holdings Inc. (filed as Exhibit 10.1 to TruBridge's Current Report on Form 8-K dated February 11, 2025 and incorporated herein by reference)
10.32	Cooperation Agreement, dated as of February 11, 2025, by and between Trubridge, Inc. and Ocho Investments LLC (filed as Exhibit 10.2 to TruBridge's Current Report on Form 8-K dated February 11, 2025 and incorporated herein by reference)
19.1	TruBridge, Inc. Insider Trading Policy
21.1	Subsidiaries of the registrant
23.1	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm
31.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97	Computer Programs and Systems, Inc. Policy for the Recovery of Erroneously Awarded Compensation (filed as Exhibit 97 to TruBridge's Annual Report on Form 10-K/A for the period ended December 31, 2023 and incorporated herein by reference)
101	The following financial statements from the Company's Annual Report on Form 10-K for the year ended December 31, 2024, formatted in Inline XBRL: (i) the Consolidated Balance Sheets; (ii) the Consolidated Statements of Operations; (iii) the Consolidated Statements of Stockholders' Equity; (iv) the Consolidated Statements of Cash Flows; and (v) the Notes to the Consolidated Financial Statements
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*   Management compensation plan or arrangement

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DIRECTORS AND OFFICERS

Board of Directors

Glenn P. Tobin, Ph.D.
Chairman
Retired Executive
Vice President
The Advisory Board Company

Mark V. Anquillare
Retired President and
Chief Operating Officer
Verisk Analytics

Regina M. Benjamin, MD
Chief Executive Officer
Bayou La Batre Rural Health Clinic

Jerry G. Canada, Jr.
Former Healthcare Group President
N.Harris Computer

David A. Dye
Retired Chief Operating Officer
TruBridge, Inc.

Christopher L. Fowler
President and Chief
Executive Officer
TruBridge, Inc.

Christopher T. Hjelm
Retired Executive Vice President
and Chief Information Officer
The Kroger Company

Amy K. O'Keefe
Chief Financial Officer
Avaya

Andris Upitis
Head
Ocho Investments LLC

Officers

Christopher L. Fowler
President and
Chief Executive Officer

Vinay Bassi
Chief Financial Officer and Treasurer

Dawn M. Severance
Chief Sales Officer

Kevin Plessner
General Counsel, Secretary and
Corporate Compliance Officer

David B. Harse
General Manager, Patient Care

Merideth Wilson
General Manager, Financial Health

Stock Performance Graph

The following graph sets forth the cumulative total return (assuming reinvestment of dividends) to our stockholders during the period beginning December 31, 2019, and ending on December 31, 2024, compared to an overall stock market index (S&P 500 Index) and the S&P 600 Health Care Equipment & Services Index.



	12/19	12/20	12/21	12/22	12/23	12/24
TruBridge, Inc.	$ 100.00	$ 102.85	$ 112.27	$ 104.30	$ 42.92	$ 75.57
S&P 500	$ 100.00	$ 118.40	$ 152.39	$ 124.79	$ 157.59	$ 197.02
S&P 600 Health Care Equipment & Services	$ 100.00	$ 123.94	$ 136.66	$ 105.55	$ 102.92	$ 110.80

*$100 invested on 12/31/19 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.

CORPORATE DATA

Independent Registered Public Accounting Firm
Grant Thornton LLP
1100 Peachtree Street, Suite 1200
Atlanta, GA 30309

Transfer Agent
Computershare
462 South 4th Street, Suite 1600
Louisville, KY 40202
Shareholder Services: (800) 736-3001
www.computershare.com

Legal Counsel
Maynard Nexsen PC
1901 Sixth Avenue North, Suite 1700
Birmingham, AL 35203-2618
(205) 254-1000
www.maynardnexsen.com

Corporate Headquarters
TruBridge, Inc.
54 St. Emanuel Street
Mobile, AL 36602
(251) 639-8100
www.trubridge.com

Common Stock
TruBridge, Inc.'s common stock is traded on The
NASDAQ Stock Market's Global Select Market under
the symbol "TBRG."



54 St. Emanuel Street
Mobile, Alabama 36602